General Mills

2026
Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MAY 31, 2026

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number: 001-01185

GENERAL MILLS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	41-0274440 (I.R.S. Employer Identification No.)
Number One General Mills Boulevard Minneapolis, Minnesota (Address of principal executive offices)	55426 (Zip Code)

(763) 764-7600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.10 par value	GIS	New York Stock Exchange
1.500% Notes due 2027	GIS 27	New York Stock Exchange
3.907% Notes due 2029	GIS 29	New York Stock Exchange
3.650% Notes due 2030	GIS 30A	New York Stock Exchange
3.600% Notes due 2032	GIS 32	New York Stock Exchange
3.850% Notes due 2034	GIS 34	New York Stock Exchange
4.750% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056	GIS 56	New York Stock Exchange
5.250% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056	GIS 56A	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐						

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

Aggregate market value of Common Stock held by non-affiliates of the registrant, based on the closing price of $48.33 per share as reported on the New York Stock Exchange on November 21, 2025 (the last business day of the registrant’s most recently completed second fiscal quarter): $25,787 million.

Number of shares of Common Stock outstanding as of June 15, 2026: 533,708,396 (excluding 220,904,932 shares held in the treasury).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s Proxy Statement for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III.

Table of Contents

PART I

ITEM 1 - Business

COMPANY OVERVIEW

For 160 years, General Mills has been making food the world loves. We are a leading global manufacturer and marketer of branded consumer foods with more than 100 brands in 100 countries across six continents. In addition to our consolidated operations, we have 50 percent interests in two strategic joint ventures that manufacture and market food products sold in approximately 120 countries worldwide.

We manage and review the financial results of our business under four operating segments: North America Retail; International; North America Pet; and North America Foodservice. See Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in Item 7 of this report for a description of our segments.

We offer a variety of human and pet food products that provide great taste, nutrition, convenience, and value for consumers around the world. Our business is focused on the following large, global categories:

- snacks, including grain, fruit and savory snacks, nutrition bars, and frozen hot snacks;
- ready-to-eat cereal;
- convenient meals, including meal kits, ethnic meals, pizza, soup, side dish mixes, frozen breakfast, and frozen entrees;
- wholesome natural pet food;
- refrigerated and frozen dough;
- baking mixes and ingredients; and
- super-premium ice cream.

Our Cereal Partners Worldwide (CPW) joint venture with Nestlé S.A. (Nestlé) competes in the ready-to-eat cereal category in markets outside North America, and our Häagen-Dazs Japan, Inc. (HDJ) joint venture competes in the super-premium ice cream category in Japan. For net sales contributed by each class of similar products, please see Note 17 to the Consolidated Financial Statements in Item 8 of this report.

The terms "General Mills," "Company," "registrant," "we," "us," and "our" mean General Mills, Inc. and all subsidiaries included in the Consolidated Financial Statements in Item 8 of this report unless the context indicates otherwise.

Certain terms used throughout this report are defined in a glossary in Item 8 of this report.

Customers

Our primary customers are grocery stores, mass merchandisers, membership stores, natural food chains, drug, dollar and discount chains, e-commerce retailers, commercial and noncommercial foodservice distributors and operators, restaurants, convenience stores, and pet specialty stores. We generally sell to these customers through our direct sales force. We use broker and distribution arrangements for certain products and to serve certain types of customers and certain markets. For further information on our customer credit and product return practices, please refer to Note 2 to the Consolidated Financial Statements in Item 8 of this report. During fiscal 2026, Walmart Inc. and its affiliates (Walmart) accounted for 22 percent of our consolidated net sales and 31 percent of net sales of our North America Retail segment. No other customer accounted for 10 percent or more of our consolidated net sales. For further information on significant customers, please refer to Note 8 to the Consolidated Financial Statements in Item 8 of this report.

Competition

The human and pet food categories are highly competitive, with numerous manufacturers of varying sizes in the United States and throughout the world. The categories in which we participate also are very competitive. Our principal competitors in these categories are manufacturers, as well as retailers with their own branded products. Competitors market and sell their products through brick-and-mortar stores and e-commerce. All our principal competitors have substantial financial, marketing, and other resources. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, convenient ordering and delivery to the consumer, and the ability to identify and satisfy consumer preferences. Our principal strategies for competing in each of our segments include unique consumer insights, effective customer relationships, superior product quality, innovative advertising, product promotion, product innovation aligned with consumers' needs, an efficient supply chain, and price. In most product categories, we compete not only with other widely advertised, branded products, but also with regional brands and with generic and private label products that are generally sold at lower prices. Internationally, we compete with both multi-national and local manufacturers, and each country includes a unique group of competitors.

Raw materials, ingredients, and packaging

The principal raw materials that we use are grains (wheat, oats, and corn), meat, vegetable oils, sugar, vegetables, fruits, nuts, and other agricultural products. We also use substantial quantities of carton board, corrugated, plastic, and metal packaging materials, operating supplies, and energy. Most of these inputs for our domestic and Canadian operations are purchased from suppliers in the United States. In our other international operations, inputs that are not locally available in adequate supply may be imported from other countries. The cost of these inputs may fluctuate widely due to external conditions such as weather, climate change, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, trade tariffs, pandemics, war, and changes in governmental agricultural and energy policies and regulations. We believe that we will be able to obtain an adequate supply of needed inputs. Occasionally and where possible, we make advance purchases of items significant to our business to ensure continuity of operations. Our objective is to procure materials meeting both our quality standards and our production needs at price levels that allow a targeted profit margin. Since these inputs generally represent the largest variable cost in manufacturing our products, to the extent possible, we often manage the risk associated with adverse price movements for some inputs using a variety of risk management strategies. We also have a grain merchandising operation that provides us efficient access to, and more informed knowledge of, various commodity markets, principally wheat and oats. This operation holds physical inventories that are carried at net realizable value and uses derivatives to manage its net inventory position and minimize its market exposures.

TRADEMARKS AND PATENTS

Our products are marketed under a variety of valuable trademarks. Some of the more important trademarks used in our global operations (set forth in italics in this report) include *Annie's, Betty Crocker, Bisquick, Blue Buffalo, Bugles, Cascadian Farm, Cheerios, Chex, Cinnamon Toast Crunch, Cocoa Puffs, Cookie Crisp, Dunkaroos, Edgard & Cooper, Fiber One, Fruit by the Foot, Fruit Gushers, Fruit Roll-Ups, Gardetto's, Gold Medal, Golden Grahams, Häagen-Dazs, Kitano, Kix, Lärabar, Latina, Lucky Charms, Nature Valley, Nudges, Oatmeal Crisp, Old El Paso, Pillsbury, Progresso, Tastefuls, Tiki Pets, Total, Totino's, Trix, True Solutions, Wanchai Ferry, Wheaties, Wilderness, and Yoki*. We protect these trademarks as appropriate through registrations in the United States and other jurisdictions. Depending on the jurisdiction, trademarks are generally valid as long as they are in use or their registrations are properly maintained and they have not been found to have become generic. Registrations of trademarks can also generally be renewed indefinitely for as long as the trademarks are in use.

Some of our products are marketed under or in combination with trademarks that have been licensed from others for both long-standing products (e.g., *Reese's Puffs* for cereal and *Green Giant* for vegetables in certain countries), and shorter term promotional products (e.g., cereal, fruit snacks, and baking mixes sold in combination with various third-party equities).

Our cereal trademarks are licensed to CPW and may be used in association with the *Nestlé* trademark. Nestlé licenses certain of its trademarks to CPW, including the *Nestlé* and *Uncle Toby's* trademarks. The *Häagen-Dazs* trademark is licensed royalty-free and exclusively to Nestlé and authorized sublicensees for ice cream and other frozen dessert products in the United States and Canada. The *Häagen-Dazs* trademark is also licensed to HDJ in Japan. The *Pillsbury* brand and the *Pillsbury Doughboy* character are subject to an exclusive, royalty-free license that was granted to a third party and its successors in the shelf-stable baking categories in the United States and under limited circumstances in Canada and Mexico.

We continue our focus on developing and marketing innovative, proprietary products, many of which use proprietary expertise, recipes and formulations, and are patent protected. We consider the collective rights under our various patents, which expire from time to time, to be a valuable asset, but we do not believe that our businesses are materially dependent upon any single patent or group of related patents.

SEASONALITY

In general, demand for our products is evenly balanced throughout the year. However, within our North America Retail segment demand for refrigerated dough, frozen baked goods, and baking products is stronger in the fourth calendar quarter. Demand for *Progresso* soup is higher during the fall and winter months. Within our International segment, demand for *Häagen-Dazs* ice cream is higher during the summer months and demand for baking mix increases during winter months. Due to the offsetting impact of these demand trends, as well as the different seasons in the northern and southern hemispheres, our International segment's net sales are generally evenly balanced throughout the year.

QUALITY AND SAFETY REGULATION

The manufacture and sale of human and pet food products is highly regulated. In the United States, our activities are subject to regulation by various federal government agencies, including the Food and Drug Administration, Department of Agriculture, Federal Trade Commission, Department of Commerce, Occupational Safety and Health Administration, and Environmental Protection Agency, as well as various federal, state, and local agencies relating to the production, packaging, labelling, marketing, storage, distribution, quality, and safety of food and pet products and the health and safety of our employees. Our business is also regulated by similar agencies outside of the United States.

ENVIRONMENTAL MATTERS

As of May 31, 2026, we were involved with two response actions associated with the alleged or threatened release of hazardous substances or wastes located in Minneapolis, Minnesota and Moonachie, New Jersey.

Our operations are subject to the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act, and the Federal Insecticide, Fungicide, and Rodenticide Act, and all similar state, local, and foreign environmental laws and regulations applicable to the jurisdictions in which we operate.

Based on current facts and circumstances, we believe that neither the results of our environmental proceedings nor our compliance in general with environmental laws or regulations will have a material adverse effect upon our capital expenditures, earnings, or competitive position.

HUMAN CAPITAL MANAGEMENT

Recruiting, developing, engaging, and protecting our workforce is critical to executing our strategy and achieving business success. As of May 31, 2026, we had approximately 30,000 employees around the globe, with approximately 15,000 in the U.S. and approximately 15,000 located in our markets outside of the U.S. Our workforce is divided between approximately 12,000 employees dedicated to the production of our products and approximately 18,000 non-production employees.

The efficient production of high-quality products and successful execution of our strategy requires a talented, skilled, and engaged team of employees. We work to equip our employees with critical skills and expand their contributions over time by providing a range of training and career development opportunities, including hands-on experiences via challenging work assignments and job rotations, coaching and mentoring opportunities, and training programs. To foster employee engagement and commitment, we follow a robust process to listen to employees, take action, and measure our progress with on-going employee conversations, transparent communications, and employee engagement surveys.

We believe that fostering a culture of belonging is the right thing to do for our employees and business. It strengthens our ability to recruit talent and provides all of our employees with an environment where they have an opportunity to thrive and succeed. Champion Belonging – a Company value – helps bring to life our culture of belonging through respecting and including all voices, ideas, and perspectives. We embed our culture of belonging into our day-to-day ways of working through a number of programs to foster discussion, build empathy, and increase understanding.

We are committed to maintaining a safe and secure workplace for our employees. We set specific safety standards to identify and manage critical risks. We use global safety management systems and employee training to ensure consistent implementation of safety protocols and accurate measurement and tracking of incidents. To provide a safe and secure working environment for our employees, we prohibit workplace discrimination, and we do not tolerate abusive conduct or harassment. Our attention to the health and safety of our workforce extends to the workers and communities in our supply chain. We believe that respect for human rights is fundamental to our strategy and to our commitment to ethical business conduct.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The section below provides information regarding our executive officers as of July 1, 2026.

Kofi A. Bruce, age 56, is Chief Financial Officer. Mr. Bruce joined General Mills in 2009 as Vice President, Treasurer after serving in a variety of senior management positions with Ecolab and Ford Motor Company. He served as Treasurer until 2010 when he was named Vice President, Finance for Yoplait. Mr. Bruce reassumed his role as Vice President, Treasurer from 2012 until 2014 when he was named Vice President, Finance for Convenience Stores & Foodservice. He was named Vice President, Controller in 2017, Vice President, Financial Operations in 2019, and to his present position in 2020.

Ricardo Fernandez, age 53, is Segment President, International. Mr. Fernandez joined General Mills in 2000 as an Associate Marketing Manager and held various marketing roles of increasing responsibility until being named Vice President, Marketing, Frozen Frontier in 2012, Vice President, CPW Marketing in 2014, President, Latin America in 2016, and President, Morning Foods in 2020. He was named to his present position in December 2023.

Jeffrey L. Harmening, age 59, is Chairman of the Board and Chief Executive Officer. Mr. Harmening joined General Mills in 1994 and served in various marketing roles in the Betty Crocker, Yoplait, and Big G cereal divisions. He was named Vice President, Marketing for CPW in 2003 and Vice President of the Big G cereal division in 2007. In 2011, he was promoted to Senior Vice President for the Big G cereal division. Mr. Harmening was appointed Senior Vice President, Chief Executive Officer of CPW in 2012. Mr. Harmening returned from CPW in 2014 and was named Executive Vice President, Chief Operating Officer, U.S. Retail. He became President, Chief Operating Officer in 2016. He was named Chief Executive Officer in 2017 and Chairman of the Board in 2018. Mr. Harmening is a director of The Toro Company.

Elizabeth A. Mascolo, age 51, is Segment President, North America Pet. Ms. Mascolo joined General Mills in 2002 and held various marketing roles in Cereals, Meals, and Snacks before serving as Global Marketing Director for CPW from 2014 through 2017. Ms. Mascolo was named Business Unit Director for Cheerios & Strategic Revenue Management in 2017; Vice President, Business Unit Director, Pillsbury, in 2020; and President, North America Blue Buffalo in February 2023. She was named to her present position in March 2025.

Dana M. McNabb, age 50, is Chief Operating Officer and a director of General Mills. Ms. McNabb joined General Mills in 1999 and held a variety of marketing roles in Cereal, Snacks, Meals, and New Products before becoming Vice President, Marketing for CPW in 2011 and Vice President, Marketing for the Circle of Champions Business Unit in 2015. She became President, U.S. Cereal Operating Unit in 2016, Group President, Europe & Australia in 2020, Chief Strategy & Growth Officer in July 2021, Group President, North America Retail in January 2024, Group President, North America Retail and North America Pet in June 2025, and was named to her present position in June 2026.

Jaime Montemayor, age 62, is Chief Digital, Technology and Transformation Officer. He spent 21 years at PepsiCo, Inc., serving in roles of increasing responsibility, including most recently as Senior Vice President and Chief Information Officer of PepsiCo's Americas Foods segment from 2013 to 2015, and Senior Vice President and Chief Information Officer, Digital Innovation, Data and Analytics, PepsiCo from 2015 to 2016. Mr. Montemayor served as Chief Technology Officer of 7-Eleven Inc. in 2017. He assumed the role of our Chief Digital and Technology Officer in 2020 after founding and operating a digital technology consulting company from 2017 until 2020. He was named to his present position in March 2026.

Jonathan Ness, age 50, is Chief Supply Chain Officer. Mr. Ness joined General Mills in 2007 and has held various roles of increasing responsibility in Global Finance, Supply Chain Strategy, and Transformation. He was named Finance Director in 2016, Senior Finance Director, Global Supply Chain in March 2022, and Vice President, Global Supply Chain Finance & Strategy in June 2023. He was named to his present position in March 2026.

Mark A. Pallot, age 53, is Vice President, Chief Accounting Officer. Mr. Pallot joined General Mills in 2007 and served as Director, Financial Reporting until 2017, when he was named Vice President, Assistant Controller. He was elected to his present position in 2020. Prior to joining General Mills, Mr. Pallot held accounting and financial reporting positions at Residential Capital, LLC, Metris, Inc., CIT Group Inc., and Ernst & Young, LLP.

Asheesh Saksena, age 62, is Chief Strategy and Growth Officer. Mr. Saksena joined General Mills in August 2024. Prior to joining General Mills, Mr. Saksena served as Executive Vice President, Chief Strategy Officer at Cox Communications, a wholly owned subsidiary of Cox Enterprises, Inc., from 2011 to 2016; Chief Strategic Growth Officer at Best Buy Co., Inc. from 2016 to 2018; President, Best Buy Health, Best Buy Co., Inc. from 2018 to 2020; Senior Advisor to the Chief Executive Officer of Best Buy Co., Inc. in 2020; and Chief Growth Officer at Gap Inc. from January 2021 to March 2023.

Lanette Shaffer Werner, age 55, is Chief Innovation, Technology and Quality Officer. Ms. Shaffer Werner joined General Mills in 1995 and held various R&D roles in Frozen Desserts, Pillsbury, and Baking before serving as Director of One Global Dairy and Sr. Director for One Global Cereal. In July 2021, Ms. Shaffer Werner was named as Vice President, Innovation, Technology and Quality, U.S. Meals & Baking Solutions. She was named to her present position in June 2023.

Pankaj Sharma, age 53, is Segment President, North America Foodservice. Mr. Sharma joined General Mills in 2014 and served as a Marketing Director until 2017, when he was named Vice President, Marketing, Europe & Australia. He was promoted to President, U.S. Yogurt in 2018 and President, U.S. Meals & Baking Solutions in 2019. He was named to his present position in February 2024.

Jacqueline Williams-Roll, age 57, is Chief Human Resources Officer. In this capacity, she also has responsibility for Corporate Communications and Community Impact. Ms. Williams-Roll joined General Mills in 1995. She held human resources leadership roles in Supply Chain, Finance, Marketing, and Organization Effectiveness and worked a large part of her career on businesses outside of the United States. She was named Vice President, Human Resources, International in 2010, and then promoted to Senior Vice President, Human Resources Operations in 2013. She was named to her present position in 2014. Prior to joining General Mills, she held sales and management roles with Jenny Craig International.

Karen Wilson Thissen, age 59, is General Counsel and Secretary. Ms. Wilson Thissen joined General Mills in June 2022. Prior to joining General Mills, she was a partner at the law firm of Faegre Drinker (formerly Faegre & Benson LLP), and then spent 17 years at Ameriprise Financial, Inc., serving in roles of increasing responsibility, including Executive Vice President and Deputy General Counsel from 2014 to 2017, and most recently as Executive Vice President and General Counsel from 2017 to June 2022.

WEBSITE ACCESS

Our website is https://www.generalmills.com. We make available, free of charge in the "Investors" portion of this website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (1934 Act) as soon as reasonably practicable after

we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). All such filings are available on the SEC's website at https://www.sec.gov. Reports of beneficial ownership filed pursuant to Section 16(a) of the 1934 Act are also available on our website.

ITEM 1A - Risk Factors

Our business is subject to various risks and uncertainties. Any of the risks described below could materially, adversely affect our business, financial condition, and results of operations.

Business and Industry Risks

The categories in which we participate are very competitive, and if we are not able to compete effectively, our results of operations could be adversely affected.

The human and pet food categories in which we participate are very competitive. Our principal competitors in these categories are manufacturers, as well as retailers with their own branded and private label products. Competitors market and sell their products through brick-and-mortar stores and e-commerce. All of our principal competitors have substantial financial, marketing, and other resources. In most product categories, we compete not only with other widely advertised branded products, but also with regional brands and with generic and private label products that are generally sold at lower prices. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, convenient ordering and delivery to the consumer, and the ability to identify and satisfy consumer preferences. If our large competitors were to seek an advantage through pricing or promotional changes, we could choose to do the same, which could adversely affect our margins and profitability. If we did not do the same, our revenues and market share could be adversely affected. Our market share and revenue growth could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain premium pricing over generic and private label products.

We may be unable to maintain our profit margins in the face of a consolidating retail environment.

There has been significant consolidation in the grocery industry, resulting in customers with increased purchasing power. In addition, large retail customers may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other economy brands, and increased promotional programs. If we are unable to use our scale, marketing expertise, product innovation, knowledge of consumers' needs, and category leadership positions to respond to these demands, our profitability and volume growth could be negatively impacted. In addition, the loss of any large customer could adversely affect our sales and profits. In fiscal 2026, Walmart accounted for 22 percent of our consolidated net sales and 31 percent of net sales of our North America Retail segment. For more information on significant customers, please see Note 8 to the Consolidated Financial Statements in Item 8 of this report.

Price changes for the commodities we depend on for raw materials, packaging, and energy may adversely affect our profitability.

The principal raw materials that we use are commodities that experience price volatility caused by external conditions such as weather, climate change, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, trade tariffs (including recent tariffs imposed or threatened to be imposed by the United States on other countries and any retaliatory actions taken by such countries), pandemics, war (including sanctions imposed on Russia for its invasion of Ukraine), and changes in governmental agricultural and energy policies and regulations. Commodity prices have become, and may continue to be, more volatile. Commodity price changes may result in unexpected increases in raw material, packaging, energy, and transportation costs. If we are unable to increase productivity to offset these increased costs or increase our prices, we may experience reduced margins and profitability. We do not fully hedge against changes in commodity prices, and the risk management procedures that we do use may not always work as we intend.

Concerns with the safety and quality of our products could cause consumers to avoid certain products or ingredients.

We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain of our products or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.

We may be unable to anticipate changes in consumer preferences and trends, which may result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes, eating habits (including the impact of weight loss drugs), and purchasing behaviors of consumers and to offer products that appeal to their preferences in channels where they shop. Consumer preferences and category-level consumption may change from time to time and can be affected by a number of different trends and other factors. If we fail to anticipate, identify or react to these changes and trends, such as adapting to emerging e-commerce channels, or to introduce new and improved products on a timely basis, we may experience reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of ingredients such as sodium, genetically modified organisms, sugar and sugar alternatives, color additives, preservatives, processed wheat and other ingredients, grain-free or legume-rich pet food, or other product ingredients or attributes.

We may be unable to grow our market share or add products that are in faster growing and more profitable categories.

The food industry's growth potential is constrained by population growth. Our success depends in part on our ability to grow our business faster than populations are growing in the markets that we serve. One way to achieve that growth is to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our future results will also depend on our ability to increase market share in our existing product categories. If we do not succeed in developing innovative products for new and existing categories, our growth and profitability could be adversely affected.

Our results may be negatively impacted if consumers do not maintain their favorable perception of our brands.

Maintaining and continually enhancing the value of our many iconic brands is critical to the success of our business. The value of our brands is based in large part on the degree to which consumers react and respond positively to these brands. Brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, concerns or perceptions about the nutrition profile and health effects of ingredients or substances (including the processing thereof) in our products or packaging, the failure of our products to deliver consistently positive consumer experiences, concerns about food safety, or our products becoming unavailable to consumers. Consumer demand for our products may also be impacted by changes in the level of advertising or promotional support. The use of social and digital media by consumers, us, and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our business results could be negatively impacted.

Operating Risks

If we are not efficient in our production, our profitability could suffer as a result of the highly competitive environment in which we operate.

Our future success and earnings growth depend in part on our ability to be efficient in the production and manufacture of our products in highly competitive markets. Gaining additional efficiencies may become more difficult over time. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions or divestitures could adversely affect our profitability and weaken our competitive position. Many productivity initiatives involve complex reorganization of manufacturing facilities and production lines. Such manufacturing realignment may result in the interruption of production, which may negatively impact product volume and margins. We periodically engage in restructuring, transformation, and cost savings initiatives designed to increase our efficiency and reduce expenses. If we are unable to execute those initiatives as planned, we may not realize all or any of the anticipated benefits, which could adversely affect our business and results of operations.

Disruption of our supply chain could adversely affect our business.

Our ability to make, move, and sell products is critical to our success. Damage or disruption to raw material supplies or our manufacturing or distribution capabilities due to weather, climate change, natural disaster, fire, terrorism, cyber-attack, pandemics, war, governmental restrictions or mandates, labor shortages, strikes, import/export restrictions, or other factors could impair our ability to manufacture or sell our products. Many of our product lines are manufactured at a single location or sourced from a single supplier. The failure of third parties on which we rely, including those third parties who supply our ingredients, packaging, capital equipment and other necessary operating materials, contract manufacturers, commercial transport, distributors, contractors, and external business partners, to meet their obligations to us, or significant disruptions in their ability to do so, may negatively impact our operations. Our suppliers' policies and practices can damage our reputation and the quality and safety of our products. Disputes with significant suppliers, including disputes regarding pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our sales, financial condition, and results of operations. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a

product is sourced from a single location or supplier, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

Short term or sustained increases in consumer demand at our retail customers may exceed our production capacity or otherwise strain our supply chain. Our failure to meet the demand for our products could adversely affect our business and results of operations.

Our international operations are subject to political and economic risks.

In fiscal 2026, 20 percent of our consolidated net sales were generated outside of the United States. We are accordingly subject to a number of risks relating to doing business internationally, any of which could significantly harm our business. These risks include:

- political and economic instability;
- exchange controls and currency exchange rates;
- tariffs on products and ingredients that we import and export (including recent tariffs imposed or threatened to be imposed by the United States on other countries and any retaliatory actions taken by such countries);
- political sentiment impacting global trade, including the willingness of consumers outside the United States to purchase from United States corporations or to purchase products manufactured outside the country of sale;
- nationalization or government control of operations;
- compliance with anti-corruption regulations;
- foreign tax treaties and policies; and
- restriction on the transfer of funds to and from foreign countries, including potentially negative tax consequences.

Our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates. These fluctuations could cause material variations in our results of operations. Our principal exposures are to the Australian dollar, Brazilian real, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, Mexican peso, and Swiss franc. From time to time, we enter into agreements that are intended to reduce the effects of our exposure to currency fluctuations, but these agreements may not be effective in significantly reducing our exposure.

A strengthening in the U.S. dollar relative to other currencies in the countries in which we operate would negatively affect our reported results of operations and financial results due to currency translation losses and currency transaction losses.

Our business operations could be disrupted if our information technology systems fail to perform adequately or are breached.

Information technology serves an important role in the efficient and effective operation of our business. We rely on information technology networks and systems, including the internet, to process, transmit, and store electronic information to manage a variety of business processes and to comply with regulatory, legal, and tax requirements. Our information technology systems (which includes artificial intelligence) and infrastructure are critical to effectively manage our key business processes including digital marketing, order entry and fulfillment, supply chain management, finance, administration, and other business processes. These technologies enable internal and external communication among our locations, employees, suppliers, customers, and others and include the receipt and storage of personal information about our employees, consumers, and proprietary business information. Our information technology systems, some of which are dependent on services provided by third parties, may be vulnerable to damage, interruption, or shutdown due to any number of causes such as catastrophic events, natural disasters, fires, power outages, systems failures, telecommunications failures, security breaches, computer viruses, hackers, employee error or malfeasance, and other causes. Increased cyber-security threats pose a potential risk to the security and viability of our information technology systems, as well as the confidentiality, integrity, and availability of the data stored on those systems. Emerging artificial intelligence-related threats may increase the frequency and severity of these risks, and may also introduce new threats, both of which could be difficult to defend against. The failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies, data loss, legal claims or proceedings, regulatory penalties, and the loss of sales and customers. Any interruption of our information technology systems could have operational, reputational, legal, and financial impacts that may have a material adverse effect on our business.

Our failure to successfully integrate acquisitions into our existing operations could adversely affect our financial results.

From time to time, we evaluate potential acquisitions or joint ventures that would further our strategic objectives. Our success depends, in part, upon our ability to integrate acquired and existing operations. If we are unable to successfully integrate acquisitions, our financial results could suffer. Additional potential risks associated with acquisitions include additional debt leverage, the loss of key employees and customers of the acquired business, the assumption of unknown liabilities, the inherent risk associated with entering a geographic area or line of business in which we have no or limited prior experience, failure to achieve anticipated synergies, and the impairment of goodwill or other acquisition-related intangible assets.

Legal and Regulatory Risks

If our products become adulterated, misbranded, or mislabeled, we might need to recall those items and may experience product liability claims if consumers or their pets are injured.

We may need to recall some of our products if they become adulterated, misbranded, or mislabeled. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant product liability judgment against us. A significant product recall or product liability case could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products, which could have an adverse effect on our business results and the value of our brands.

New regulations or regulatory-based claims could adversely affect our business.

Our facilities and products are subject to many laws and regulations administered by the United States Department of Agriculture, the Food and Drug Administration, the Occupational Safety and Health Administration, and other federal, state, local, and foreign governmental agencies relating to the production, packaging, labeling, storage, distribution, quality, and safety of food products and the health and safety of our employees. Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products. We advertise our products and could be the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations. We may also be subject to new laws or regulations restricting the marketing or sale of our products because of ingredients or substances (including the processing thereof) in our products or product packaging. These limitations may require that we highlight perceived concerns about a product or product packaging, warn consumers to avoid consumption of certain ingredients or substances present in our products, restrict the audience to whom products are marketed or sold, limit the locations in which our products may be available, or discontinue the use of certain ingredients or packaging. Changes in laws or regulations that impose additional regulatory requirements on us could increase our cost of doing business, restrict our actions, and reduce consumption of our products, causing our results of operations to be adversely affected.

We are subject to various federal, state, local, and foreign environmental laws and regulations. Our failure to comply with environmental laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies. We are currently party to a variety of environmental remediation obligations. Due to regulatory complexities, uncertainties inherent in litigation, and the risk of unidentified contaminants on current and former properties of ours, the potential exists for remediation, liability, indemnification, and compliance costs to differ from our estimates. We cannot guarantee that our costs in relation to these matters, or compliance with environmental laws in general, will not exceed our established liabilities or otherwise have an adverse effect on our business and results of operations.

Climate change and other sustainability matters could adversely affect our business.

There is growing concern that carbon dioxide and other greenhouse gases in the earth's atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may experience decreased availability and higher pricing for certain commodities that are necessary for our products. Increased frequency or severity of extreme weather could also impair our production capabilities, disrupt our supply chain, impact demand for our products, and increase our insurance and other operating costs. Increasing concern over climate change or other sustainability issues also may adversely impact demand for our products due to changes in consumer preferences or negative consumer reaction to our commitments and actions to address these issues. We may also become subject to additional legal and regulatory requirements relating to climate change or other sustainability issues, including greenhouse gas emission regulations (e.g., carbon taxes), energy policies, sustainability initiatives (e.g., single-use plastic limits), and disclosure obligations. If additional legal and regulatory requirements are enacted and are more aggressive than the sustainability measures that we are currently undertaking to reduce our emissions and improve our energy efficiency and other sustainability goals, or if we chose to take actions to achieve more aggressive goals, we may experience significant increases in our costs of operations.

We have announced goals and commitments to reduce our carbon footprint. If we fail to achieve or improperly report on our progress toward achieving our carbon emissions reduction goals and commitments, then the resulting negative publicity could harm our reputation and adversely affect demand for our products.

Financial and Economic Risks

Volatility in the market value of derivatives we use to manage exposures to fluctuations in commodity prices may cause volatility in our gross margins and net earnings.

We utilize derivatives to manage price risk for some of our principal ingredient and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), dairy products, natural gas, and diesel fuel. Changes in the values of these derivatives are recorded in earnings, which may result in volatility in both gross margin and net earnings. These gains and losses are reported in cost of sales in

our Consolidated Statements of (Loss) Earnings and in unallocated corporate items outside our segment operating results until we utilize the underlying input in our manufacturing process, at which time the gains and losses are reclassified to segment operating profit. We also record our grain inventories at net realizable value. We may experience volatile earnings as a result of these accounting treatments.

Economic downturns could limit consumer demand for our products.

The willingness of consumers to purchase our products depends in part on local economic conditions. In periods of economic uncertainty, consumers may purchase more generic, private label, and other economy brands and may forego certain purchases altogether. In those circumstances, we could experience a reduction in sales of higher margin products or a shift in our product mix to lower margin offerings. In addition, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect margins. Consumers may also reduce the amount of food that they consume away from home at customers that purchase products from our North America Foodservice segment. Any of these events could have an adverse effect on our results of operations.

We have a substantial amount of indebtedness, which could limit financing and other options and in some cases adversely affect our ability to pay dividends.

As of May 31, 2026, we had total debt and noncontrolling interests of $13.6 billion. The agreements under which we have issued indebtedness do not prevent us from incurring additional unsecured indebtedness in the future. Our level of indebtedness may limit our:

- ability to obtain additional financing for working capital, capital expenditures, or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and
- flexibility to adjust to changing business and market conditions and may make us more vulnerable to a downturn in general economic conditions.

There are various financial covenants and other restrictions in our debt instruments. If we fail to comply with any of these requirements, the related indebtedness, and other unrelated indebtedness, could become due and payable prior to its stated maturity and our ability to obtain additional or alternative financing may also be adversely affected.

Our ability to make scheduled payments on or to refinance our debt and other obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business, and other factors beyond our control.

We depend on stable, liquid and well-functioning capital and credit markets to fund our operations. Our financial performance, our credit ratings, interest rates, the stability of financial institutions with which we partner, and the liquidity of the overall global capital markets could affect our access to, and the availability, terms and conditions, and cost of capital.

Volatility in the securities markets, interest rates, and other factors could substantially increase our defined benefit pension, other postretirement benefit, and postemployment benefit costs.

We sponsor a number of defined benefit plans for employees in the United States, Canada, and various foreign locations, including defined benefit pension, retiree health and welfare, severance, and other postemployment plans. Our major defined benefit pension plans are funded with trust assets invested in a globally diversified portfolio of securities and other investments. Changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns, and the market value of plan assets can affect the funded status of our defined benefit plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. A significant increase in our obligations or future funding requirements could have a negative impact on our results of operations and cash flows from operations.

A change in the assumptions regarding the future performance of our businesses or a different discount rate used to value our reporting units or our indefinite-lived intangible assets could negatively affect our consolidated results of operations and net worth.

As of May 31, 2026, we had $20.6 billion of goodwill and indefinite-lived intangible assets. Goodwill for each of our reporting units is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We compare the carrying value of the reporting unit, including goodwill, to the fair value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. If current expectations for growth rates for sales and profits are not met, or other market factors and macroeconomic conditions were to change, then our reporting units could become significantly impaired. While we currently believe that our

remaining goodwill is not impaired, different assumptions regarding the future performance of our businesses could result in significant impairment losses.

We evaluate the useful lives of our intangible assets, primarily intangible assets associated with the *Blue Buffalo*, *Pillsbury*, *Totino's*, *Old El Paso, Tiki Pets, Progresso, Annie's, Edgard & Cooper*, and *Häagen-Dazs* brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets are also tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Our estimate of the fair value of the brands is based on a discounted cash flow model using inputs including projected revenues from our long-range plan, assumed royalty rates which could be payable if we did not own the brands, and a discount rate. If current expectations for growth rates for sales and margins are not met, or other market factors and macroeconomic conditions were to change, then our indefinite-lived intangible assets could become significantly impaired. Our *Blue Buffalo* and *Progresso* brands had risk of decreasing coverage and we continue to monitor these businesses.

For further information on goodwill and intangible assets, please refer to Note 6 to the Consolidated Financial Statements in Item 8 of this report.

ITEM 1B - Unresolved Staff Comments

None.

ITEM 1C - Cybersecurity

Cybersecurity Risk Management and Strategy

Our enterprise risk management framework considers cybersecurity risk alongside other company risks, as part of our overall risk assessment process. We leverage an industry-leading framework, the National Institute of Standards and Technology Cybersecurity Framework, and assess our maturity against that framework in partnership with an independent firm on an annual basis.

We assess and manage our cybersecurity risk using various mechanisms, starting with threat intelligence, which provides us a necessary viewpoint to help us identify trends, understand how certain attacks may affect us, and prepare for evolutions in threat actor behavior that may require changes to our security posture. To drive readiness, we perform periodic adversarial testing of our cybersecurity posture through penetration testing, using both internal resources and external expertise, as well as table-top and "red team" exercises to understand where processes or controls may be insufficient based on adversarial techniques.

Our internal audit team performs regular assessments of our program and selected components. We also leverage retrospectives from previous cybersecurity incidents to understand weaknesses and to improve our security controls. We assess our critical suppliers regularly for cybersecurity risk and prescribe remediation activities when necessary. As a part of a collaborative defense approach, we regularly participate in multiple cybersecurity forums to share threat intelligence, best practices, and points of caution.

We train our employees through annual security training, phishing simulations, and regular communications about timely cybersecurity topics and threats. We have a documented and well-tested cybersecurity incident response plan that guides us in responding, containing, and eradicating cybersecurity threats that have breached our preventative controls. We regularly practice technical recovery, and we maintain cybersecurity insurance.

Cybersecurity Governance

Our cybersecurity program is led by our Chief Digital, Technology and Transformation Officer (CDTTO) and Vice President of Cyber Security & Enterprise Architecture and Digital Core. Our Vice President of Cyber Security & Enterprise Architecture, who reports to our CDTTO, has a master's degree in information assurance, and more than 21 years of experience working in this field, including more than 14 years with General Mills. He has strategic and operational responsibility for all aspects of the Company's cybersecurity program, from how cyber risks are identified, governed, and mitigated, to how General Mills detects, responds, contains, and recovers from cybersecurity threats.

The Audit Committee of our Board of Directors provides oversight for our cybersecurity program. The Audit Committee receives regular updates from management on the effectiveness of our cybersecurity program, reviews plans on how management will continually mature the program, and receives updates on special topics that help the committee provide effective oversight of the program.

Our Security & Resilience Governance Committee provides oversight and governance for the Company's cybersecurity risk through quarterly meetings, monthly dashboard reporting on management-aligned program performance targets, and as-needed updates on cybersecurity incidents. This committee is composed of our Chief Financial Officer, General Counsel, Chief Human Resources Officer, Chief Supply Chain Officer, and CDTTO.

Like most companies, our systems are continually subjected to cybersecurity threats. Although we have not experienced a material cybersecurity breach, we cannot guarantee that we will not experience a cyber threat or incident in the future. Additional information on cybersecurity risks we face is included in Item 1A of this report, which should be read in conjunction with the information in this Item 1C.

ITEM 2 - Properties

We own our principal executive offices and main research facilities, which are located in the Minneapolis, Minnesota metropolitan area. We operate numerous manufacturing facilities and maintain many sales and administrative offices, warehouses, and distribution centers around the world.

As of May 31, 2026, we operated 41 facilities for the production of a wide variety of food products. Of these facilities, 27 are located in the United States, 3 in Latin America and Mexico, 5 in Europe/Australia, 4 in the Greater China region, 1 leased in Canada, and 1 in the Asia/Middle East/Africa Region. The following is a list of the locations of our principal production facilities, which primarily support the segment noted:

North America Retail

- Covington, Georgia
- Belvidere, Illinois
- Geneva, Illinois
- Cedar Rapids, Iowa
- Irapuato, Mexico
- Fridley, Minnesota
- Hannibal, Missouri
- Albuquerque, New Mexico
- Buffalo, New York
- Cincinnati, Ohio
- Wellston, Ohio
- Murfreesboro, Tennessee
- Milwaukee, Wisconsin
- Gladstone, Missouri

International

- Rooty Hill, Australia
- Campo Novo do Parecis, Brazil
- Pouso Alegre, Brazil
- Guangzhou, China
- Nanjing, China
- Sanhe, China
- Shanghai, China
- Arras, France
- Labatut, France
- Inofita, Greece
- Nashik, India
- San Adrian, Spain

North America Pet

- Richmond, Indiana
- Joplin, Missouri

North America Foodservice

- Chanhassen, Minnesota
- Green Bay, Wisconsin
- Joplin, Missouri
- St. Charles, Missouri

We operate numerous grain elevators in the United States in support of our domestic manufacturing activities. We also utilize approximately 16 million square feet of warehouse and distribution space, nearly all of which is leased, that primarily supports our North America Retail and North America Pet segments. We own and lease a number of dedicated sales and administrative offices around the world, totaling approximately 2 million square feet. We have additional warehouse, distribution, and office space in our plant locations.

As part of our Häagen-Dazs business in our International segment we operate 232 (all leased) and franchise 376 branded ice cream parlors in various countries around the world, all outside of the United States and Canada.

ITEM 3 - Legal Proceedings

We are the subject of various pending or threatened legal actions in the ordinary course of our business. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance. In our opinion, there were no claims or litigation pending as of May 31, 2026, that were reasonably likely to have a material adverse effect on our consolidated financial position or results of

operations. See the information contained under the section entitled "Environmental Matters" in Item 1 of this report for a discussion of environmental matters in which we are involved.

ITEM 4 - Mine Safety Disclosures

None.

PART II

ITEM 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the symbol "GIS." On June 15, 2026, there were approximately 20,400 record holders of our common stock.

The following table sets forth information with respect to shares of our common stock that we purchased during the fiscal quarter ended May 31, 2026:

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of a Publicly Announced Program (c)	Maximum Number of Shares that may yet be Purchased Under the Plans or Program (c)
February 23, 2026 - March 29, 2026	—	$ —	—	26,897,169
March 30, 2026 - April 26, 2026	—	—	—	26,897,169
April 27, 2026 - May 31, 2026	—	—	—	26,897,169
Total	—	$ —	—	26,897,169

(a) The total number of shares purchased includes shares of common stock withheld for the payment of withholding taxes upon the distribution of deferred option units.

(b) Excludes commissions paid and other costs of execution, including excise taxes.

(c) On June 27, 2022, our Board of Directors approved a new authorization for the repurchase of up to 100,000,000 shares of our common stock and terminated the prior authorization. Purchases can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The Board did not specify an expiration date for the authorization.

ITEM 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

We are a global packaged foods company. We develop distinctive value-added food products and market them under unique brand names. We work continuously to improve our core products and to create new products that meet consumers' evolving needs and preferences. In addition, we build the equity of our brands over time with strong consumer-directed marketing, innovative new products, and effective merchandising. We believe our brand-building approach is the key to winning and sustaining leading share positions in markets around the globe.

Our fundamental financial goal is to generate competitively differentiated returns for our shareholders over the long term. We believe achieving that goal requires us to generate a consistent balance of net sales growth, margin expansion, cash conversion, and cash return to shareholders over time.

Our long-term growth objectives are to deliver the following performance on average over time:

- 2 to 3 percent annual growth in organic net sales;
- mid-single-digit annual growth in adjusted operating profit;
- mid- to high-single-digit annual growth in adjusted diluted earnings per share (EPS);
- free cash flow conversion of at least 95 percent of adjusted net earnings after tax; and
- cash return to shareholders of 80 to 90 percent of free cash flow, including an attractive dividend yield.

Guided by our purpose to make food the world loves, we are executing our Accelerate strategy to drive sustainable, profitable growth and top-tier shareholder returns over the long term. The strategy focuses on four pillars to create competitive advantages and win: boldly building brands, relentlessly innovating, unleashing our scale, and standing for good. We are prioritizing our core markets, global platforms, and local gem brands that have the best prospects for profitable growth and we are committed to reshaping our portfolio with strategic acquisitions and divestitures to further enhance our growth profile.

Our consolidated net sales for fiscal 2026 decreased 5 percent to $18.4 billion. On an organic basis, net sales decreased 2 percent compared to year-ago levels. Operating profit of $886 million decreased 73 percent. Adjusted operating profit of $2.8 billion decreased 16 percent on a constant-currency basis. Diluted loss per share decreased 104 percent to $(0.16). Adjusted diluted EPS of $3.55 decreased 16 percent on a constant-currency basis (See the "Non-GAAP Measures" section below for a description of our use of measures not defined by generally accepted accounting principles (GAAP)).

Net cash provided by operations totaled $2,166 million in fiscal 2026, with a conversion rate that was not meaningful as a percent of net loss, including earnings attributable to noncontrolling interests. This cash generation supported capital investments totaling $540 million, and our resulting free cash flow was $1,626 million at a conversion rate of 85 percent of adjusted net earnings, including earnings attributable to noncontrolling interests. We returned cash to shareholders through dividends totaling $1,315 million and net share repurchases totaling $500 million (See the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP).

In fiscal 2026, while we made meaningful progress in strengthening the remarkability of our brands to position the business for long-term sustainable growth, this progress came amid a more challenging category and competitive backdrop than we initially expected. Weak consumer sentiment, heightened uncertainty, and significant volatility weighed on category growth and impacted consumer purchase patterns, resulting in a slower pace and higher cost of volume recovery than we originally anticipated. We delivered mixed performance against the three priorities we established at the beginning of the year:

> On our priority of returning North America Retail to volume growth, we did not achieve our objective. Organic pound volume in North America Retail declined 1 percent for the year, driven in part by Nielsen-measured pound volume in our categories slowing by 1 point versus fiscal 2025. Even so, we grew household penetration and we delivered improved pound competitiveness, with 65 percent of our U.S. categories holding or growing pound share.
>
> On our priority of accelerating North America Pet growth, we partially achieved our objective. Our Nielsen-measured retail sales growth improved by 1 point versus our fiscal 2025 trend. However, our organic net sales growth slowed by 3 points, driven largely by changes in retailer inventory.
>
> On our priority of driving efficiencies to reinvest in growth, we successfully achieved our objectives to generate Holistic Margin Management (HMM) savings of 5 percent of cost of goods sold and deliver more than $100 million in additional savings from our global transformation initiative and other efficiency efforts.

A detailed review of our fiscal 2026 performance compared to fiscal 2025 appears below in the section titled "Fiscal 2026 Consolidated Results of Operations." A detailed review of our fiscal 2025 performance compared to our fiscal 2024 performance is set forth in Part II, Item 7 of our Form 10-K for the fiscal year ended May 25, 2025, under the caption "Management's Discussion and

Analysis of Financial Condition and Results of Operations – Fiscal 2025 Results of Consolidated Operations," which is incorporated herein by reference.

In an effort to help address input cost inflation, fund growth investments, and deliver accelerated profit and cash flow growth, we expect to generate $3 billion in cumulative cost savings in the four years through fiscal 2030. Roughly $2 billion of this target is expected to be generated through our ongoing HMM productivity program, equating to annual savings of approximately 4 percent of cost of goods sold. The remaining $1 billion is expected to be generated by our global transformation initiative and other cost efficiency efforts, including redesigning the supply chain network, further streamlining business processes, and driving improvement across other elements of its cost base. These efforts will create a more agile and efficient structure that is better fit for future growth.

In fiscal 2027, we plan to continue advancing our Accelerate strategy and improving the remarkability of our brands. Our key priorities are to strengthen our organic net sales growth, accelerate our enterprise transformation efforts, and drive disciplined capital allocation and returns. Amid a continued challenging macroeconomic backdrop for consumers, we expect category growth to be consistent with recent trends and below our long-term growth projections. With our price investments completed in fiscal 2026, our plans in fiscal 2027 are focused on delivering product innovation and renovation news centered on the benefits that matter most to today's consumers, including better-for-you benefits like protein and fiber, bold flavors, and fun and indulgence, all of which should help support stronger topline growth. We expect to generate at least $750 million in total savings toward the $3 billion target from HMM, our global transformation initiative, and other cost savings actions, which will help offset our forecast for 4 to 5 percent input cost inflation as well as our investments in brand remarkability. In addition to these factors, we expect headwinds of approximately 9 points on operating profit and 11 points on EPS in fiscal 2027 from lapping the 53rd week in fiscal 2026, normalizing corporate incentive expense, and the impact of fiscal 2026 divestitures.

Based on these assumptions, our key full-year fiscal 2027 targets are summarized below:

- Organic net sales are expected to range between down 1.5 percent and up 0.5 percent.
- Adjusted operating profit is expected to be down 8 to 13 percent in constant-currency from the base of $2.8 billion reported in fiscal 2026.
- Adjusted diluted EPS is expected to be between $3.00 and $3.20 per share, including an immaterial impact from foreign currency exchange.
- Free cash flow conversion is expected to be approximately 95 percent of adjusted after-tax earnings.

See the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP.

Certain terms used throughout this report are defined in a glossary in Item 8 of this report.

FISCAL 2026 CONSOLIDATED RESULTS OF OPERATIONS

Fiscal 2026 had 53 weeks compared to 52 weeks in fiscal 2025.

In fiscal 2026, net sales decreased 5 percent compared to fiscal 2025, including the net impact of the divestitures of our North American yogurt businesses (Divestitures) and the acquisition of Whitebridge Pet Brands (Acquisition). Organic net sales decreased 2 percent compared to fiscal 2025. Operating profit of $886 million decreased 73 percent compared to fiscal 2025, primarily driven by impairments of goodwill and other brand intangible assets, a valuation loss related to our held for sale business in Brazil, higher input costs, and a decrease in contributions from volume growth, partially offset by a divestiture gain related to the sale of our United States yogurt business and favorable net price realization and mix. Operating profit margin of 4.8 percent decreased 1,220 basis points. Adjusted operating profit of $2,812 million decreased 16 percent on a constant-currency basis, including the net impact of the Divestitures and Acquisition, primarily driven by higher input costs and a decrease in contributions from volume growth, partially offset by favorable net price realization and mix and lower selling, general & administrative (SG&A) expenses. Adjusted operating profit margin decreased 190 basis points to 15.3 percent. Diluted loss per share of $(0.16) decreased 104 percent compared to diluted earnings per share in fiscal 2025. Adjusted diluted earnings per share of $3.55 decreased 16 percent on a constant-currency basis (see the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP).

A summary of our consolidated financial results for fiscal 2026 follows:

Fiscal 2026	In millions, except per share	Fiscal 2026 vs. Fiscal 2025	Percent of Net Sales	Constant-Currency Growth (a)
Net sales	$ 18,424.6	(5)%		
Operating profit	885.8	(73)%	4.8 %	
Net loss attributable to General Mills	(87.6)	(104)%		
Diluted loss per share	$ (0.16)	(104)%		
Organic net sales growth rate (a)		(2)%		
Adjusted operating profit (a)	2,811.5	(16)%	15.3 %	(16)%
Adjusted diluted earnings per share (a)	$ 3.55	(16)%		(16)%

(a) See the "Non-GAAP Measures" section below for our use of measures not defined by GAAP.

Consolidated **net sales** were as follows:

	Fiscal 2026	Fiscal 2026 vs. Fiscal 2025	Fiscal 2025
Net sales (in millions)	**$ 18,424.6**	(5) %	$ 19,486.6
Contributions from volume growth (a)		(8) pts	
Net price realization and mix		2 pts	
Foreign currency exchange		1 pt	

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

Net sales in fiscal 2026 decreased 5 percent compared to fiscal 2025, driven by a decrease in contributions from volume growth, partially offset by favorable net price realization and mix and favorable foreign currency exchange impacts, and includes the net impact of the Divestitures and Acquisition.

Components of organic net sales growth are shown in the following table:

Fiscal 2026 vs. Fiscal 2025	
Contributions from organic volume growth (a)	(1) pt
Organic net price realization and mix	(1) pt
Organic net sales growth	(2) pts
Foreign currency exchange	1 pt
Divestitures and acquisition	(6) pts
53rd week	2 pts
Net sales growth	(5) pts

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

Organic net sales in fiscal 2026 decreased 2 percent compared to fiscal 2025, driven by a decrease in contributions from organic volume growth and unfavorable organic net price realization and mix.

Cost of sales decreased $525 million in fiscal 2026 to $12,229 million. The decrease was primarily driven by a $1,009 million decrease due to lower volume, partially offset by a $506 million increase attributable to product rate and mix. We recorded a $48 million net decrease in cost of sales related to mark-to-market valuation of certain commodity positions and grain inventories in fiscal 2026, compared to a net decrease of $16 million in fiscal 2025 (please refer to Note 8 to the Consolidated Financial Statements in Item 8 of this report for additional information). We also recorded $19 million of restructuring charges in fiscal 2026 compared to $9 million of restructuring charges in cost of sales in fiscal 2025 (please refer to Note 4 to the Consolidated Financial Statements in Item 8 of this report for additional information).

Gross margin decreased 8 percent in fiscal 2026 compared to fiscal 2025. Gross margin as a percent of net sales of 33.6 percent decreased 100 basis points compared to fiscal 2025.

SG&A expenses decreased $57 million to $3,388 million in fiscal 2026 compared to fiscal 2025, primarily driven by lower other administrative costs, including the net impact of the Divestitures and Acquisition, partially offset by increased media and advertising expenses. SG&A expenses as a percent of net sales in fiscal 2026 increased 70 basis points compared to fiscal 2025.

Divestitures gain, net totaled $1,049 million in fiscal 2026 primarily related to the sale of our United States yogurt business. In fiscal 2025, we recorded a $96 million divestiture gain related to the sale of our Canada yogurt business (please refer to Note 3 to the Consolidated Financial Statements in Item 8 of this report).

Restructuring, transformation, impairment, and other exit costs totaled $2,971 million in fiscal 2026 compared to $78 million in fiscal 2025. In fiscal 2026, we recorded a $1,500 million non-cash goodwill impairment charge related to our North America Pet reporting unit and $303 million of non-cash impairment charges related to our *Nudges*, *Uncle Toby's*, and *True Chews* brand intangible assets (please refer to Note 6 to the Consolidated Financial Statements in Item 8 of this report for additional information). We recorded a $1,032 million non-cash pre-tax valuation loss related to the planned divestiture of our Brazil business (please refer to Note 3 to the Consolidated Financial Statements in Item 8 of this report for additional information). Additionally, we recorded $95 million of restructuring charges related to the multi-year organizational initiative to increase the competitiveness of our supply chain and $60 million of restructuring and transformation charges related to actions previously announced. In fiscal 2025, we approved a multi-year global transformation initiative to drive increased productivity by enhancing end-to-end business processes, enabled by targeted organizational actions, and as a result, we recorded $70 million of charges in fiscal 2025. Please refer to Note 4 to the Consolidated Financial Statements in Item 8 of this report for additional information.

Benefit plan non-service income totaled $58 million in fiscal 2026 compared to $54 million in fiscal 2025, primarily reflecting lower interest costs, partially offset by lower expected return on plan assets (please refer to Note 14 to the Consolidated Financial Statements in Item 8 of this report for additional information).

Interest, net for fiscal 2026 totaled $539 million, $14 million higher than fiscal 2025, primarily driven by a 53rd week of interest expense.

Our effective tax rate for fiscal 2026 was 102.2 percent compared to 20.2 percent in fiscal 2025. The 82.0 percentage point increase was primarily driven by a non-deductible goodwill impairment charge and unfavorable earnings mix by jurisdiction in fiscal 2026, partially offset by certain nonrecurring tax benefits in fiscal 2026. Our adjusted effective tax rate was 21.1 percent in fiscal 2026 compared to 20.6 percent in fiscal 2025 (see the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP). The 0.5 percentage point increase was primarily due to unfavorable earnings mix by jurisdiction in fiscal 2026, partially offset by certain nonrecurring tax benefits in fiscal 2026.

The impacts of the One Big Beautiful Bill Act (OBBBA) are reflected in our results for the fiscal year ended May 31, 2026, and there was no material impact to our income tax expense. As of the fiscal year ended May 31, 2026, certain provisions of the OBBBA have impacted the timing of cash tax payments (please refer to Note 15 to the Consolidated Financial Statements in Item 8 of this report for additional information).

After-tax (loss) earnings from joint ventures was a $76 million after-tax loss in fiscal 2026 compared to $58 million of after-tax earnings in fiscal 2025. The change primarily reflected our $85 million pre-tax share of a non-cash goodwill impairment charge related to CPW, driven by downward revisions of future sales and profitability estimates in the Australian market, as well as our share of losses on the sale of certain assets, also related to CPW. On a constant-currency basis, after-tax loss from joint ventures decreased 231 percent (see the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP). The components of our joint ventures' net sales growth are shown in the following table:

Fiscal 2026 vs. Fiscal 2025	CPW	HDJ	Total
Contributions from volume growth (a)	(5)pts	Flat	
Net price realization and mix	3 pts	4 pts	
Net sales growth in constant currency	(3)pts	5 pts	(1)pt
Foreign currency exchange	5 pts	(1)pt	4 pts
Net sales growth	2 pts	4 pts	2 pts

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

Net earnings attributable to noncontrolling interests decreased to $2 million in fiscal 2026 compared to $24 million in fiscal 2025.

Average diluted shares outstanding decreased by 20 million in fiscal 2026 from fiscal 2025 primarily due to share repurchases.

RESULTS OF SEGMENT OPERATIONS

Our businesses are organized into four operating segments: North America Retail, International, North America Pet, and North America Foodservice.

The following tables provide the dollar amount and percentage of net sales and operating profit from each segment for fiscal 2026 and fiscal 2025:

	Fiscal Year			
	2026		2025	
In Millions	Dollars	Percent of Total	Dollars	Percent of Total
Net Sales				
North America Retail	**$ 10,571.8**	**57%**	$ 11,907.0	61 %
International	**3,043.8**	**17**	2,797.8	14
North America Pet	**2,613.3**	**14**	2,470.8	13
North America Foodservice	**2,169.5**	**12**	2,300.9	12
Total	**$ 18,398.4**	**100%**	$ 19,476.5	100%
Segment Operating Profit				
North America Retail	**$ 2,189.0**	**68%**	$ 2,729.9	73%
International	**188.7**	**6**	96.4	3
North America Pet	**498.8**	**16**	501.0	14
North America Foodservice	**333.0**	**10**	355.4	10
Total	**$ 3,209.5**	**100%**	$ 3,682.7	100%

Net sales of $26 million in fiscal 2026 and $10 million in fiscal 2025 related to businesses managed by our Strategic Growth Office are included within corporate and other net sales, which is reported separately from segment net sales.

Segment operating profit as reviewed by our executive management excludes unallocated corporate items, net gain or loss on divestitures, and restructuring, transformation, impairment, and other exit costs that are centrally managed.

NORTH AMERICA RETAIL SEGMENT

Our North America Retail operating segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, drug, dollar and discount chains, convenience stores, and e-commerce grocery providers. Our product categories in this business segment include ready-to-eat cereals, soup, meal kits, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, snack bars, fruit snacks, savory snacks, and a wide variety of organic products including ready-to-eat cereal, frozen vegetables, meal kits, fruit snacks and snack bars.

North America Retail net sales were as follows:

	Fiscal 2026	Fiscal 2026 vs. 2025 Percentage Change	Fiscal 2025
Net sales (in millions)	**$ 10,571.8**	(11)%	$ 11,907.0
Contributions from volume growth (a)		(16)pts	
Net price realization and mix		5 pts	
Foreign currency exchange		Flat	

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

North America Retail net sales decreased 11 percent in fiscal 2026 compared to fiscal 2025, driven by a decrease in contributions from volume growth, partially offset by favorable net price realization and mix, both of which include the impact from the Divestitures.

The components of North America Retail organic net sales growth are shown in the following table:

	Fiscal 2026 vs. 2025 Percentage Change
Contributions from organic volume growth (a)	(1) pt
Organic net price realization and mix	(2) pts
Organic net sales growth	(3) pts
Foreign currency exchange	Flat
Divestitures (b)	(9) pts
53rd week	1 pt
Net sales growth	(11) pts

Note: Table may not foot due to rounding.

(a) Measured in tons based on the stated weight of our product shipments.

(b) Divestiture of the United States yogurt business in the first quarter of fiscal 2026 and the Canada yogurt business in the third quarter of fiscal 2025. Please refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

North America Retail organic net sales decreased 3 percent in fiscal 2026 compared to fiscal 2025, driven by unfavorable organic net price realization and mix and a decrease in contributions from organic volume growth.

Net sales for our North America Retail operating units are shown in the following table:

In Millions	Fiscal 2026	Fiscal 2026 vs. 2025 Percentage Change	Fiscal 2025
Big G Cereal & Canada (a)	**$ 3,153.4**	(27)%	$ 4,311.8
U.S. Snacks	**3,212.6**	(4)%	3,356.3
U.S. Meals & Baking Solutions	**4,205.8**	(1)%	4,238.9
Total	**$ 10,571.8**	(11)%	$ 11,907.0

(a) Upon completion of the United States yogurt business divestiture in fiscal 2026, the former U.S. Morning Foods and Canada operating units were combined into a new Big G Cereal & Canada operating unit. Please refer to Note 17 to the Consolidated Financial Statements in Part II, Item 8 of this report.

Segment operating profit decreased 20 percent to $2,189 million in fiscal 2026, including the impact of the Divestitures, compared to $2,730 million in fiscal 2025, primarily driven by a decrease in contributions from volume growth and higher input costs, partially offset by favorable net price realization and mix and lower SG&A expenses. Segment operating profit decreased 20 percent on a constant-currency basis in fiscal 2026 compared to fiscal 2025 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

INTERNATIONAL SEGMENT

Our International operating segment consists of retail and foodservice businesses outside of the United States and Canada. Our product categories include super-premium ice cream and frozen desserts, meal kits, salty snacks, snack bars, dessert and baking mixes, shelf-stable vegetables, and pet food products. We also sell super-premium ice cream and frozen desserts directly to consumers through owned retail shops. Our International segment also includes products manufactured in the United States for export, mainly to Caribbean and Latin American markets, as well as products we manufacture for sale to our international joint ventures. Revenues from export activities are reported in the region or country where the end customer is located.

International net sales were as follows:

	Fiscal 2026	Fiscal 2026 vs. 2025 Percentage Change	Fiscal 2025
Net sales (in millions)	**$ 3,043.8**	9 %	$ 2,797.8
Contributions from volume growth (a)		3 pts	
Net price realization and mix		2 pts	
Foreign currency exchange		4 pts	

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

International net sales increased 9 percent in fiscal 2026 compared to fiscal 2025, driven by favorable foreign currency exchange impacts, an increase in contributions from volume growth, and favorable net price realization and mix.

The components of International organic net sales growth are shown in the following table:

	Fiscal 2026 vs. 2025 Percentage Change
Contributions from organic volume growth (a)	2 pts
Organic net price realization and mix	1 pt
Organic net sales growth	3 pts
Foreign currency exchange	4 pts
53rd week	2 pts
Net sales growth	9 pts

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

International organic net sales increased 3 percent in fiscal 2026 compared to fiscal 2025, driven by an increase in contributions from organic volume growth and favorable organic net price realization and mix.

Segment operating profit increased 96 percent to $189 million in fiscal 2026 compared to $96 million in 2025, primarily driven by favorable net price realization and mix and an increase in contributions from volume growth, partially offset by higher input costs and higher SG&A expenses, including increased media and advertising expenses. Segment operating profit increased 90 percent on a constant-currency basis in fiscal 2026 compared to fiscal 2025 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

NORTH AMERICA PET SEGMENT

Our North America Pet operating segment includes pet food products sold primarily in the United States and Canada in national pet superstore chains, e-commerce retailers, grocery stores, regional pet store chains, mass merchandisers, and veterinary clinics and hospitals. Our product categories include dog and cat food (dry foods, wet foods, fresh foods, and treats) made with whole meats, fruits, and vegetables and other high-quality natural ingredients. Our tailored pet product offerings address specific dietary, lifestyle, and life-stage needs and span different product types, diet types, breed sizes for dogs, life stages, flavors, product functions, and textures and cuts for wet and fresh foods.

North America Pet net sales were as follows:

	Fiscal 2026	Fiscal 2026 vs. 2025 Percentage Change	Fiscal 2025
Net sales (in millions)	**$ 2,613.3**	6 %	$ 2,470.8
Contributions from volume growth (a)		Flat	
Net price realization and mix		5 pts	
Foreign currency exchange		Flat	

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

North America Pet net sales increased 6 percent in fiscal 2026 compared to fiscal 2025, driven by favorable net price realization and mix, which includes the impact of the Acquisition.

The components of North America Pet organic net sales growth are shown in the following table:

	Fiscal 2026 vs. 2025 Percentage Change
Contributions from organic volume growth (a)	(5) pts
Organic net price realization and mix	2 pts
Organic net sales growth	(3) pts
Foreign currency exchange	Flat
Acquisition (b)	6 pts
53rd week	2 pts
Net sales growth	6 pts

Note: Table may not foot due to rounding.

(a) Measured in tons based on the stated weight of our product shipments.

(b) Acquisition of Whitebridge Pet Brands business in the third quarter of fiscal 2025. Please refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

North America Pet organic net sales decreased 3 percent in fiscal 2026 compared to fiscal 2025, driven by a decrease in contributions from organic volume growth, partially offset by favorable organic net price realization and mix.

North America Pet operating profit was essentially flat at $499 million in fiscal 2026, including the impact of the Acquisition, compared to $501 million in fiscal 2025. Segment operating profit was essentially flat on a constant-currency basis in fiscal 2026 compared to fiscal 2025 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

NORTH AMERICA FOODSERVICE SEGMENT

Our North America Foodservice segment consists of foodservice businesses in the United States and Canada. Our major product categories in our North America Foodservice operating segment are ready-to-eat cereals, snacks, frozen meals, unbaked and fully baked frozen dough products, baking mixes, and bakery flour. Many products we sell are branded to the consumer and nearly all are branded to our customers. We sell to distributors and operators in many customer channels including foodservice, vending, and supermarket bakeries.

North America Foodservice net sales were as follows:

	Fiscal 2026	Fiscal 2026 vs. 2025 Percentage Change	Fiscal 2025
Net sales (in millions)	**$ 2,169.5**	(6)%	$ 2,300.9
Contributions from volume growth (a)		(4) pts	
Net price realization and mix		(2) pts	
Foreign currency exchange		Flat	

Note: Table may not foot due to rounding.

(a) Measured in tons based on the stated weight of our product shipments.

North America Foodservice net sales decreased 6 percent in fiscal 2026 compared to fiscal 2025, driven by a decrease in contributions from volume growth and unfavorable net price realization and mix, both of which include the impact from the Divestitures.

The components of North America Foodservice organic net sales growth are shown in the following table:

	Fiscal 2026 vs. 2025 Percentage Change
Contributions from organic volume growth (a)	(2) pts
Organic net price realization and mix	1 pt
Organic net sales growth	(1) pt
Foreign currency exchange	Flat
Divestitures (b)	(7) pts
53rd week	2 pts
Net sales growth	(6) pts

Note: Table may not foot due to rounding.

(a) Measured in tons based on the stated weight of our product shipments.

(b) Divestiture of the United States yogurt business in the first quarter of fiscal 2026 and the Canada yogurt business in the third quarter of fiscal 2025. Please refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

North America Foodservice organic net sales decreased 1 percent in fiscal 2026 compared to fiscal 2025, driven by a decrease in contributions from organic volume growth, partially offset by favorable organic net price realization and mix.

Segment operating profit decreased 6 percent to $333 million in fiscal 2026, including the impact from the Divestitures, compared to $355 million in fiscal 2025, primarily driven by a decrease in contributions from volume growth and higher input costs, partially offset by favorable net price realization and mix. Segment operating profit decreased 6 percent on a constant-currency basis in fiscal 2026 compared to fiscal 2025 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

UNALLOCATED CORPORATE ITEMS

Unallocated corporate items include corporate overhead expenses, variances to planned domestic employee benefits and incentives, certain charitable contributions, restructuring initiative project-related costs, gains and losses on corporate investments, results from certain businesses managed by our Strategic Growth Office, and other items that are not part of our measurement of segment operating performance. These include gains and losses arising from the revaluation of certain grain inventories and gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments. These items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by executive management. Under our supply chain organization, our manufacturing, warehouse, and distribution activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets and depreciation and amortization expenses are neither maintained nor available by operating segment.

Unallocated corporate expense totaled $402 million in fiscal 2026, compared to $396 million last year. In fiscal 2026, certain compensation and benefits expenses increased compared to fiscal 2025, including the impact of the 53rd week. We recorded $19 million of restructuring charges in cost of sales in fiscal 2026, compared to $9 million of charges in cost of sales in fiscal 2025. Additionally, we recorded a $48 million net decrease in expense related to the mark-to-market valuation of certain commodity positions and grain inventories in fiscal 2026, compared to a $16 million net decrease last year. In fiscal 2026, we also recorded $31 million of transaction costs, primarily related to the Divestitures and the definitive agreement to sell our Brazil business, compared to $49 million of transaction costs related to the Divestitures and the Acquisition last year.

IMPACT OF INFLATION

We experienced broad-based global input cost inflation of 4 percent in fiscal 2026 and 4 percent in fiscal 2025. We expect approximately 4 percent to 5 percent input cost inflation in fiscal 2027. We attempt to minimize the effects of inflation through HMM, Strategic Revenue Management (SRM), planning, and operating practices. Our market risk management practices are discussed in Item 7A of this report.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of our liquidity is cash flow from operations. Over the most recent two-year period, our operations have generated $5 billion in cash. A substantial portion of this operating cash flow has been returned to shareholders through dividends and share repurchases. We also use cash from operations to fund our capital expenditures, acquisitions, and debt service. We typically use a combination of cash, notes payable, and long-term debt, and occasionally issue shares of common stock, to finance significant acquisitions.

As of May 31, 2026, we had $446 million of cash and cash equivalents in foreign jurisdictions. In anticipation of repatriating funds from foreign jurisdictions, we record local country withholding taxes on our international earnings, as applicable. We may repatriate

our cash and cash equivalents held by our foreign subsidiaries without such funds being subject to further U.S. income tax liability. Earnings prior to fiscal 2018 from our foreign subsidiaries remain permanently reinvested in those jurisdictions.

Cash Flows from Operations

	Fiscal Year	
In Millions	**2026**	**2025**
Net (loss) earnings, including earnings attributable to noncontrolling interests	**$ (85.3)**	$ 2,318.9
Depreciation and amortization	**555.2**	539.0
After-tax loss (earnings) from joint ventures	**76.5**	(57.6)
Distributions of earnings from joint ventures	**39.0**	44.6
Stock-based compensation	**79.4**	91.7
Deferred income taxes	**203.2**	(120.9)
Pension and other postretirement benefit plan contributions	**(31.7)**	(30.8)
Pension and other postretirement benefit plan costs	**(23.7)**	(12.7)
Divestitures gain, net	**(1,049.4)**	(95.9)
Restructuring, transformation, impairment, and other exit costs	**2,897.7**	74.3
Changes in current assets and liabilities, excluding the effects of acquisitions and divestitures	**(478.3)**	192.4
Other, net	**(16.4)**	(24.8)
Net cash provided by operating activities	**$ 2,166.2**	$ 2,918.2

During fiscal 2026, cash provided by operations was $2,166 million compared to $2,918 million in the same period last year. The $752 million decrease was primarily due to a $671 million change in current assets and current liabilities. The $671 million change in current assets and current liabilities was primarily driven by a $273 million change in timing of accounts payable, a $228 million change in prepaid expenses and other current assets, primarily related to timing of receipts for certain non-customer related receivables, and a $198 million change in other current liabilities, primarily related to changes in interest payment timing and changes in income taxes payable.

We strive to grow core working capital at or below the rate of growth in our net sales. For fiscal 2026, core working capital net liability decreased 46 percent, compared to a net sales decrease of 5 percent. The core working capital net liability decreased $138 million from $303 million in fiscal 2025 to $165 million in fiscal 2026. The $138 million net liability decrease was primarily due to a decrease in accounts payable, partially offset by a decrease in accounts receivable in fiscal 2026.

Cash Flows from Investing Activities

	Fiscal Year	
In Millions	**2026**	**2025**
Purchases of land, buildings, and equipment	**$ (539.9)**	$ (625.3)
Acquisitions, net of cash acquired	—	(1,419.3)
Proceeds from divestitures	**1,830.2**	241.8
Investments in affiliates, net	**(31.8)**	13.3
Proceeds from disposal of land, buildings, and equipment	**4.8**	1.1
Other, net	**(5.1)**	(6.5)
Net cash provided (used) by investing activities	**$ 1,258.2**	$ (1,794.9)

In fiscal 2026, cash provided by investing activities was $1,258 million compared to cash used by investing activities of $1,795 million in fiscal 2025. We invested $540 million in land, buildings, and equipment in fiscal 2026, a decrease of $85 million from fiscal 2025.

During fiscal 2026, we completed the sale of our United States yogurt business for $1,798 million cash. We also received an additional $6 million of cash related to a sale price adjustment related to the sale of our Canada yogurt business in fiscal 2026. In fiscal 2025, we completed the sale of our Canada yogurt business for $242 million cash. We also acquired Whitebridge Pet Brands for $1,412 million cash, net of cash acquired in fiscal 2025.

We expect capital expenditures to be approximately 3 percent of reported net sales in fiscal 2027. These expenditures will fund initiatives that are expected to fuel growth, support innovative products, and continue HMM initiatives throughout the supply chain.

Cash Flows from Financing Activities

In Millions	Fiscal Year 2026	2025
Change in notes payable	**$ (608.2)**	$ 667.1
Issuance of long-term debt	**2,005.8**	2,354.9
Payment of long-term debt	**(2,823.3)**	(1,300.0)
Repurchase of Class A limited membership interests in General Mills Cereals, LLC	**—**	(252.8)
Proceeds from common stock issued on exercised options	**0.5**	43.0
Purchases of common stock for treasury	**(500.3)**	(1,202.9)
Dividends paid	**(1,315.3)**	(1,338.7)
Distributions to noncontrolling interest holders	**(2.1)**	(21.6)
Other, net	**(72.1)**	(129.1)
Net cash used by financing activities	**$ (3,315.0)**	$ (1,180.1)

Financing activities used $3,315 million of cash in fiscal 2026 compared to $1,180 million in fiscal 2025. We had $1,426 million of net debt payments in fiscal 2026 compared to $1,722 million of net debt issuances in fiscal 2025. For more information on our debt issuances and payments, please refer to Note 9 to the Consolidated Financial Statements in Item 8 of this report.

During fiscal 2026, we received $1 million of net proceeds from common stock issued on exercised options compared to $43 million in fiscal 2025.

During fiscal 2026, we repurchased 10 million shares of our common stock for $500 million. During fiscal 2025, we repurchased 19 million shares of our common stock for $1,203 million.

Dividends paid in fiscal 2026 totaled $1,315 million, or $2.44 per share. Dividends paid in fiscal 2025 totaled $1,339 million, or $2.40 per share.

During fiscal 2025, we purchased the outstanding Class A limited membership interests in General Mills Cereals, LLC (GMC Class A Interests) from the third-party holder for $253 million. For more information, please refer to Note 10 to the Consolidated Financial Statements in Item 8 of this report.

Selected Cash Flows from Joint Ventures

Selected cash flows from our joint ventures are set forth in the following table:

(Outflow) Inflow, in Millions	Fiscal Year 2026	2025
Investments in affiliates, net	**$ (31.8)**	$ 13.3
Dividends received	**39.0**	44.6

The following table details the credit facilities and lines of credit we had available as of May 31, 2026:

In Millions	Borrowing Capacity	Borrowed Amount
Committed credit facility expiring October 2029	$ 2,700.0	$ —
Uncommitted credit facilities and lines of credit	774.5	8.4
Total	$ 3,474.5	$ 8.4

To ensure availability of funds, we maintain bank credit lines and have commercial paper programs available to us in the United States and Europe.

Certain of our long-term debt agreements and our credit facilities contain restrictive covenants. We are in compliance with all of these covenants.

We have $1,054 million of long-term debt maturing in the next 12 months that is classified as current, including €500 million of floating-rate senior notes due October 22, 2026 and €400.0 million of 1.5 percent fixed-rate senior notes due April 27, 2027. We

believe that cash flows from operations, together with available short- and long-term debt financing, will be adequate to meet our liquidity and capital needs for at least the next 12 months.

As of May 31, 2026, our total debt, including the impact of derivative instruments designated as hedges, was 83 percent in fixed-rate and 17 percent in floating-rate instruments, compared to 74 percent in fixed-rate and 26 percent in floating-rate instruments on May 25, 2025.

CRITICAL ACCOUNTING ESTIMATES

For a complete description of our significant accounting policies, refer to Note 2 to the Consolidated Financial Statements in Item 8 of this report. Our critical accounting estimates are those that have a meaningful impact on the reporting of our financial condition and results of operations. These estimates include our accounting for revenue recognition, valuation of long-lived assets, intangible assets, income taxes, and defined benefit pension, other postretirement benefit, and postemployment benefit plans.

Revenue Recognition

Our revenues are reported net of variable consideration and consideration payable to our customers, including trade promotion, consumer coupon redemption, and other reductions to the transaction price, including estimated allowances for returns, unsalable product, and prompt pay discounts. Trade promotions are recorded using significant judgment of estimated participation and performance levels for offered programs at the time of sale. Differences between the estimated and actual reduction to the transaction price are recognized as a change in estimate in a subsequent period. Our accrued trade and coupon promotion liabilities were $493 million as of May 31, 2026, and $470 million as of May 25, 2025. Because these amounts are significant, if our estimates are inaccurate we would have to make adjustments in subsequent periods that could have a significant effect on our results of operations.

Valuation of Long-Lived Assets

We estimate the useful lives of long-lived assets and make estimates concerning undiscounted cash flows to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Fair value is measured using discounted cash flows or independent appraisals, as appropriate.

Intangible Assets

Goodwill and other indefinite-lived intangible assets are not subject to amortization and are tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Our estimates of fair value for goodwill impairment testing are determined based on a discounted cash flow model. We use inputs from our long-range planning process to determine growth rates for sales and profits. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. Additionally, we are required to reconcile the aggregate fair value of our reporting units, adjusted for debt and other corporate-level items, to our total market capitalization plus a reasonable control premium as of the test date to assess the discount rates and certain other assumptions utilized in our tests in determining the reasonableness of the fair values of our intangible assets.

We evaluate the useful lives of our other intangible assets, mainly brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets. Intangible assets that are deemed to have finite lives are amortized on a straight-line basis over their useful lives, generally ranging from 4 to 30 years. Our estimate of the fair value of our brand assets is based on a discounted cash flow model using inputs which include projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate.

As of May 31, 2026, we had $21 billion of goodwill and indefinite-lived intangible assets. While we currently believe that the fair value of each intangible exceeds its carrying value, and that those intangibles will contribute indefinitely to our cash flows, materially different assumptions regarding future performance of our businesses or a different discount rate could result in material impairment losses and amortization expense. We performed our fiscal 2026 assessment of our intangible assets as of the first day of the second quarter of fiscal 2026. As a result of lower future sales and profitability projections for the business supporting our *Uncle Toby's* brand intangible asset, we determined that the fair value of the brand intangible asset no longer exceeded its carrying value and recorded a $53 million non-cash impairment charge.

In addition, we identified a triggering event due to a sustained decline in market capitalization and stock price in the fourth quarter of fiscal 2026 reflecting heightened macroeconomic uncertainty and lower market multiples in our industry, which caused a related increase in our discount rates and required an interim impairment assessment. We performed the interim impairment assessment of our goodwill and other intangible assets as of May 31, 2026, and determined that the fair values of our North America Pet reporting unit and our *Nudges* and *True Chews* brand intangible assets no longer exceeded the carrying values of the respective assets, primarily driven by an increase in the discount rates. As a result, we recorded $1,750 million of non-cash impairment charges, of which $1,500 million related to the North America Pet reporting unit goodwill and $250 million related to the brand intangible assets, all of which are included within our North America Pet segment. The $1,500 million goodwill impairment charge is not deductible for tax purposes.

We recorded impairment charges in restructuring, transformation, impairment, and other exit costs in our Consolidated Statements of (Loss) Earnings. Our estimates of the fair values were determined based on a discounted cash flow model using inputs which included our long-range cash flow projections for the businesses, royalty rates, discount rates, and tax rates. These fair values are Level 3 assets in the fair value hierarchy.

In addition, while having significant coverage as of our May 31, 2026, assessment date, the *Blue Buffalo* brand intangible asset had risk of decreasing coverage due to the increase in our discount rates. The *Progresso* brand intangible asset also had risk of decreasing coverage. We will continue to monitor applicable businesses for potential impairment. All other reporting unit and intangible asset fair values were substantially in excess of the carrying values.

Income Taxes

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the period of such change. For more information on income taxes, refer to Note 15 to the Consolidated Financial Statements in Item 8 of this report.

Defined Benefit Pension, Other Postretirement Benefit, and Postemployment Benefit Plans

We have defined benefit pension plans covering many employees in the United States, Canada, Switzerland, and the United Kingdom. We also sponsor plans that provide health care benefits to many of our retirees in the United States, Canada, and Brazil. Under certain circumstances, we also provide accruable benefits, primarily severance and gratuity, to former and inactive employees in the United States, Canada, Mexico, and other foreign jurisdictions. Refer to Note 14 to the Consolidated Financial Statements in Item 8 of this report for a description of our defined benefit pension, other postretirement benefit, and postemployment benefit plans.

We recognize benefits provided during retirement or following employment over the plan participants' active working lives. Accordingly, we make various assumptions to predict and measure costs and obligations many years prior to the settlement of our obligations. Assumptions that require significant management judgment and have a material impact on the measurement of our net periodic benefit expense or income and accumulated benefit obligations include the long-term rates of return on plan assets, the interest rates used to discount the obligations for our benefit plans, and health care cost trend rates.

Expected Rate of Return on Plan Assets

Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan; however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

Our historical investment returns (compound annual growth rates) for our United States defined benefit pension and other postretirement benefit plan assets were 8.0 percent in the 1-year period ended May 31, 2026, and returns of (0.4) percent, 5.0 percent, 5.9 percent, and 5.8 percent for the 5, 10, 15, and 20-year periods ended May 31, 2026.

On a weighted-average basis, the expected rate of return for all defined benefit plans and other postretirement plans was 7.52 percent and 7.35 percent for fiscal 2026, 7.63 percent and 7.79 percent for fiscal 2025, and 7.13 percent and 7.34 percent for fiscal 2024. For fiscal 2027, we decreased our weighted-average expected rate of return on plan assets due to an increase in bond asset allocation

policy for our principal defined benefit pension and other postretirement plans in the United States to 7.40 percent and 7.10 percent, respectively.

Lowering the expected long-term rate of return on assets by 100 basis points would increase our net pension and postretirement expense by $57 million for fiscal 2027. A market-related valuation basis is used to reduce year-to-year expense volatility. The market-related valuation recognizes certain investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Our outside actuaries perform these calculations as part of our determination of annual expense or income.

Discount Rates

We estimate the service and interest cost components of the net periodic benefit expense for our United States and most of our international defined benefit pension, other postretirement benefit, and postemployment benefit plans utilizing a full yield curve approach by applying the specific spot rates along the yield curve used to determine the benefit obligation to the relevant projected cash flows. Our discount rate assumptions are determined annually as of May 31 for our defined benefit pension, other postretirement benefit, and postemployment benefit plan obligations. We work with our outside actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using the Aa Above Median corporate bond yield, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Our weighted-average discount rates were as follows:

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Effective rate for fiscal 2027 service costs	5.97%	5.86%	5.39%
Effective rate for fiscal 2027 interest costs	5.25%	5.08%	4.86%
Obligations as of May 31, 2026	5.72%	5.54%	4.97%
Effective rate for fiscal 2026 service costs	6.02%	6.11%	5.42%
Effective rate for fiscal 2026 interest costs	5.32%	5.34%	4.91%
Obligations as of May 31, 2025	5.79%	5.67%	5.04%
Effective rate for fiscal 2025 service costs	5.58%	5.48%	5.37%
Effective rate for fiscal 2025 interest costs	5.40%	5.28%	5.05%

Lowering the discount rates by 100 basis points would increase our net defined benefit pension, other postretirement benefit, and postemployment benefit plan expense for fiscal 2027 by approximately $26 million. All obligation-related experience gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants or over the average remaining lifetime of the remaining plan participants if the plan is viewed as “all or almost all” inactive participants.

Health Care Cost Trend Rates

We review our health care cost trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our initial health care cost trend rate assumption is 7.7 percent for retirees age 65 and over and 7.7 percent for retirees under age 65 at the end of fiscal 2026. Rates are graded down annually until the ultimate trend rate of 4.5 percent is reached in 2034 for all retirees. The trend rates are applicable for calculations only if the retirees’ benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

Any arising health care claims cost-related experience gain or loss is recognized in the calculation of expected future claims. Once recognized, experience gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants or over the average remaining lifetime of the remaining plan participants if the plan is viewed as “all or almost all” inactive participants.

Financial Statement Impact

In fiscal 2026, we recorded an immaterial amount of net defined benefit pension, other postretirement benefit, and postemployment benefit plan income, compared to $9 million of expense in fiscal 2025 and $11 million of income in fiscal 2024. As of May 31, 2026, we had cumulative unrecognized actuarial net losses of $2 billion on our defined benefit pension plans and cumulative unrecognized actuarial net gains of $213 million on our postretirement and postemployment benefit plans. These net unrecognized actuarial losses will result in increases in our future net pension and postretirement benefit expenses because they currently exceed the corridors defined by GAAP.

Actual future net defined benefit pension, other postretirement benefit, and postemployment benefit plan income or expense will depend on investment performance, changes in future discount rates, changes in health care cost trend rates, and other factors related to the populations participating in these plans.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2025-06, amending the accounting for costs related to internal-use software. The ASU removes reference to software development project stages. Additionally, the ASU requires capitalization of software costs to begin when management has authorized and committed to funding the software and it is probable that the project will be completed and the software will be used to perform the function intended. The requirements of the new standard are effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods, which for us is the first quarter of fiscal 2029. Early adoption is permitted and the amendments may be applied on a prospective, retrospective, or modified basis. We are in the process of analyzing the impact on our results of operations and financial position.

In November 2024, the FASB issued ASU 2024-03 requiring additional income statement disclosures. The ASU requires the disaggregation of specific categories of expenses underlying the line items presented on the income statement. Additionally, the ASU requires enhanced disclosure of selling expenses. The requirements of the ASU are effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. For us, annual reporting requirements will be effective for fiscal 2028 and interim reporting requirements will be effective beginning with our first quarter of fiscal 2029. Early adoption is permitted and the amendments should be applied on a prospective basis. Retrospective application is permitted. We are in the process of analyzing the impact of the ASU on our related disclosures.

NON-GAAP MEASURES

We have included in this report measures of financial performance that are not defined by GAAP. We believe that these measures provide useful information to investors and include these measures in other communications to investors.

For each of these non-GAAP financial measures, we are providing below a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure, an explanation of why we believe the non-GAAP measure provides useful information to investors, and any additional material purposes for which our management or Board of Directors uses the non-GAAP measure. These non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

Significant Items Impacting Comparability

Several measures below are presented on an adjusted basis. The adjustments are either items resulting from infrequently occurring events or items that, in management's judgment, significantly affect the year-to-year assessment of operating results.

The following are descriptions of significant items impacting comparability of our results.

Goodwill and other intangible assets impairments
Non-cash goodwill and other intangible assets impairment charges related to our North America Pet reporting unit goodwill and our *Nudges*, *Uncle Toby's*, and *True Chews* brand intangible assets in fiscal 2026. Please refer to Note 6 to the Consolidated Financial Statements in Item 8 of this report.

Divestitures gain, net
Net divestitures gain primarily related to the sale of our United States yogurt business in fiscal 2026 and Canada yogurt business in fiscal 2025. Please refer to Note 3 to the Consolidated Financial Statements in Item 8 of this report.

Valuation loss on held for sale business
Non-cash valuation loss related to the planned divestiture of our Brazil business recorded in fiscal 2026. Please refer to Note 3 to the Consolidated Financial Statements in Item 8 of this report.

CPW asset impairments and losses
CPW non-cash goodwill impairment charge related to the Australian market, and other asset impairment charges and losses related to the sale of certain assets recorded in fiscal 2026. CPW impairment charges related to certain long-lived assets recorded in fiscal 2025.

Restructuring and transformation charges
Restructuring and transformation charges related to supply chain actions and previously announced actions recorded in fiscal 2026. Restructuring and transformation charges related to global transformation actions and previously announced restructuring actions recorded in fiscal 2025. Please refer to Note 4 to the Consolidated Financial Statements in Item 8 of this report.

Mark-to-market effects
Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items. Please refer to Note 8 to the Consolidated Financial Statements in Item 8 of this report.

Transaction costs
Fiscal 2026 transaction costs primarily related to the sale of our United States yogurt business and the definitive agreement to sell our Brazil business. Fiscal 2025 transaction costs related to the sale of our North American yogurt businesses and the Whitebridge Pet Brands acquisition . Please refer to Note 3 to the Consolidated Financial Statements in Item 8 of this report.

Acquisition integration costs
Integration costs related to the Whitebridge Pet Brands acquisition in fiscal 2025 and the acquisition of a pet food business in Europe in fiscal 2024 recorded in fiscal 2026 and fiscal 2025. Please refer to Note 3 to the Consolidated Financial Statements in Item 8 of this report.

Investment activity, net
Valuation adjustments of certain corporate investments in fiscal 2026 and fiscal 2025.

Capital appreciation paid on GMC Class A Interests
Capital account appreciation attributable and paid to the third-party holder of GMC Class A Interests in fiscal 2025. Please refer to Note 10 to the Consolidated Financial Statements in Item 8 of this report.

Project-related costs
Restructuring initiative project-related costs related to previously announced restructuring actions recorded in fiscal 2025.

Organic Net Sales Growth Rates

We provide organic net sales growth rates for our consolidated net sales and segment net sales. This measure is used in reporting to our Board of Directors and executive management and as a component of the measurement of our performance for incentive compensation purposes. We believe that organic net sales growth rates provide useful information to investors because they provide transparency to underlying performance in our net sales by excluding the effect that foreign currency exchange rate fluctuations, as well as acquisitions, divestitures, and a 53rd week, when applicable, have on year-to-year comparability. A reconciliation of these measures to reported net sales growth rates, the relevant GAAP measures, are included in our Consolidated Results of Operations and Results of Segment Operations discussions in the MD&A above.

Adjusted Operating Profit and Related Constant-currency Growth Rate

This measure is used in reporting to our Board of Directors and executive management and as a component of the measurement of our performance for incentive compensation purposes. We believe that this measure provides useful information to investors because it is the operating profit measure we use to evaluate operating profit performance on a comparable year-to-year basis. Additionally, the measure is evaluated on a constant-currency basis by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given the volatility in foreign currency exchange rates.

Our adjusted operating profit growth on a constant-currency basis is calculated as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**Change**
Operating profit as reported	**$ 885.8**	$ 3,304.8	(73)%
Goodwill and other intangible assets impairments	**1,802.9**	—	
Divestitures gain, net	**(1,049.4)**	(95.9)	
Valuation loss on held for sale business	**1,031.8**	—	
Restructuring and transformation charges	**155.5**	87.5	
Mark-to-market effects	**(48.4)**	(15.7)	
Transaction costs	**31.3**	49.1	
Acquisition integration costs	**9.5**	13.9	
Investment activity, net	**(7.6)**	8.3	
Project-related costs	**—**	0.5	
Adjusted operating profit	**$ 2,811.5**	$ 3,352.6	(16)%
Foreign currency exchange impact			Flat
Adjusted operating profit growth, on a constant-currency basis			(16)%

Note: Table may not foot due to rounding.
For more information on the reconciling items, see the Significant Items Impacting Comparability section above.

Adjusted Diluted EPS and Related Constant-currency Growth Rate

This measure is used in reporting to our Board of Directors and executive management. We believe that this measure provides useful information to investors because it is the profitability measure we use to evaluate earnings performance on a comparable year-to-year basis.

The reconciliation of our GAAP measure, diluted EPS, to adjusted diluted EPS and the related constant-currency growth rate follows:

	Fiscal Year		
Per Share Data	**2026**	**2025**	**Change**
Diluted (loss) earnings per share, as reported	**$ (0.16)**	$ 4.10	(104)%
Goodwill and other intangible assets impairments	**3.22**	—	
Valuation loss on held for sale business	**1.45**	—	
Divestitures gain, net	**(1.43)**	(0.15)	
CPW asset impairments and losses	**0.28**	0.04	
Restructuring and transformation charges	**0.22**	0.12	
Mark-to-market effects	**(0.07)**	(0.02)	
Transaction costs	**0.04**	0.07	
Acquisition integration costs	**0.01**	0.02	
Investment activity, net	**(0.01)**	0.01	
Capital appreciation paid on GMC Class A Interests	**—**	0.02	
Adjusted diluted earnings per share (a)	**$ 3.55**	$ 4.21	(16)%
Foreign currency exchange impact			Flat
Adjusted diluted earnings per share growth, on a constant-currency basis			(16)%

Note: Table may not foot due to rounding.

For more information on the reconciling items, see the Significant Items Impacting Comparability section above.

(a) During fiscal 2026, we reported a net loss attributable to General Mills. Inclusion of dilutive shares would result in a lower loss per share and was therefore excluded from the calculation of diluted EPS. The inclusion of dilutive shares does not have a significant impact on adjusted diluted EPS and the reconciling items.

See our reconciliation below of the effective income tax rate as reported to the adjusted effective income tax rate for the tax impact of each item affecting comparability.

Free Cash Flow Conversion Rate

We believe this measure provides useful information to investors because it is important for assessing our efficiency in converting earnings to cash and returning cash to shareholders. The calculation of free cash flow conversion rate and net cash provided by operating activities conversion rate, its equivalent GAAP measure, follows:

In Millions	**Fiscal 2026**
Net loss, including earnings attributable to noncontrolling interests, as reported	**$ (85.3)**
Goodwill and other intangible assets impairments, net of tax	**1,732.5**
Valuation loss on held for sale business, net of tax	**780.8**
Divestitures gain, net, net of tax	**(772.8)**
CPW asset impairments and losses	**148.8**
Restructuring and transformation charges, net of tax	**119.7**
Mark-to-market effects, net of tax	**(37.3)**
Transaction costs, net of tax	**24.1**
Acquisition integration costs, net of tax	**7.3**
Investment activity, net, net of tax	**(5.8)**
Adjusted net earnings, including earnings attributable to noncontrolling interests	**$ 1,912.0**
Net cash provided by operating activities	**2,166.2**
Purchases of land, buildings, and equipment	**(539.9)**
Free cash flow	**$ 1,626.3**
Net cash provided by operating activities conversion rate	**NM**
Free cash flow conversion rate	**85 %**

Note: Table may not foot due to rounding.
For more information on the reconciling items, see the Significant Items Impacting Comparability section above.

See our reconciliation below of the effective income tax rate as reported to the adjusted effective income tax rate for the tax impact of each item affecting comparability.

Adjusted Operating Profit as a Percent of Net Sales (Adjusted Operating Profit Margin)

We believe this measure provides useful information to investors because it is important for assessing our operating profit margin on a comparable year-to-year basis.

Our adjusted operating profit margins are calculated as follows:

	Fiscal Year			
Percent of Net Sales	**2026**		**2025**	
Operating profit as reported	**$ 885.8**	**4.8 %**	$ 3,304.8	17.0 %
Goodwill and other intangible assets impairments	**1,802.9**	**9.8 %**	—	— %
Divestitures gain, net	**(1,049.4)**	**(5.7)%**	(95.9)	(0.5)%
Valuation loss on held for sale business	**1,031.8**	**5.6 %**	—	— %
Restructuring and transformation charges	**155.5**	**0.8 %**	87.5	0.4 %
Mark-to-market effects	**(48.4)**	**(0.3)%**	(15.7)	(0.1)%
Transaction costs	**31.3**	**0.2 %**	49.1	0.3 %
Acquisition integration costs	**9.5**	**0.1 %**	13.9	0.1 %
Investment activity, net	**(7.6)**	**— %**	8.3	— %
Project-related costs	**—**	**— %**	0.5	— %
Adjusted operating profit	**$ 2,811.5**	**15.3 %**	$ 3,352.6	17.2 %

Note: Table may not foot due to rounding.
For more information on the reconciling items, see the Significant Items Impacting Comparability section above.

Adjusted Effective Income Tax Rates

We believe this measure provides useful information to investors because it presents the adjusted effective income tax rate on a comparable year-to-year basis.

Adjusted effective income tax rates are calculated as follows:

	Fiscal Year Ended			
	2026		2025	
In Millions (Except Per Share Data)	**Pretax Earnings (a)**	**Income Taxes**	**Pretax Earnings (a)**	**Income Taxes**
As reported	**$ 405.5**	**$ 414.3**	$ 2,835.0	$ 573.7
Goodwill and other intangible assets impairments	**1,802.9**	**70.4**	—	—
Divestitures gain, net	**(1,049.4)**	**(276.6)**	(95.9)	(11.1)
Valuation loss on held for sale business	**1,031.8**	**251.0**	—	—
Restructuring and transformation charges	**155.5**	**35.9**	87.5	20.2
Mark-to-market effects	**(48.4)**	**(11.1)**	(15.7)	(3.6)
Transaction costs	**31.3**	**7.2**	49.1	11.3
Acquisition integration costs	**9.5**	**2.2**	13.9	2.0
Investment activity, net	**(7.6)**	**(1.7)**	8.3	1.9
Project-related costs	**—**	**—**	0.5	0.2
As adjusted	**$ 2,331.2**	**$ 491.4**	$ 2,882.7	$ 594.6
Effective tax rate:				
As reported		**102.2 %**		20.2 %
As adjusted		**21.1 %**		20.6 %
Sum of adjustments to income taxes		**$ 77.3**		$ 20.9
Average number of common shares - diluted EPS (b)		**538.5**		557.5
Impact of income tax adjustments on adjusted diluted EPS		**$ (0.14)**		$ (0.04)

Note: Table may not foot due to rounding.

(a) Earnings before income taxes and after-tax (loss) earnings from joint ventures.

(b) During fiscal 2026, we reported a net loss attributable to General Mills. Inclusion of dilutive shares would result in a lower loss per share and was therefore excluded from the calculation of diluted EPS. The inclusion of dilutive shares does not have a significant impact on adjusted diluted EPS and the reconciling items.

For more information on the reconciling items, see the Significant Items Impacting Comparability section above.

Constant-currency After-Tax (Loss) Earnings from Joint Ventures Growth Rate

We believe that this measure provides useful information to investors because it provides transparency to underlying performance of our joint ventures by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given volatility in foreign currency exchange markets.

After-tax earnings from joint ventures growth rate on a constant-currency basis are calculated as follows:

	Fiscal 2026
Percentage change in after-tax (loss) earnings from joint ventures as reported	**(233) %**
Impact of foreign currency exchange	**(2) pts**
Percentage change in after-tax (loss) earnings from joint ventures on a constant-currency basis	**(231) %**

Note: Table may not foot due to rounding.

Constant-currency Segment Operating Profit Growth Rates

We believe that this measure provides useful information to investors because it provides transparency to underlying performance of our segments by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given volatility in foreign currency exchange markets.

Our segments' operating profit growth rates on a constant-currency basis are calculated as follows:

	Fiscal 2026		
	Percentage Change in Operating Profit as Reported	**Impact of Foreign Currency Exchange**	**Percentage Change in Operating Profit on Constant-Currency Basis**
North America Retail	(20)%	Flat	(20)%
International	96 %	5 pts	90 %
North America Pet	Flat	Flat	Flat
North America Foodservice	(6)%	Flat	(6)%

Note: Table may not foot due to rounding.

Forward-Looking Financial Measures

Our fiscal 2027 outlook for organic net sales growth, constant-currency adjusted operating profit and adjusted diluted EPS, and free cash flow conversion are non-GAAP financial measures that exclude, or have otherwise been adjusted for, items impacting comparability, including the effect of foreign currency exchange rate fluctuations, restructuring and transformation charges, transaction and acquisition integration costs, acquisitions, divestitures, mark-to-market effects, and a 53rd week from the prior year. We are not able to reconcile these forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable efforts because we are unable to predict with a reasonable degree of certainty the actual impact of changes in foreign currency exchange rates and commodity prices or the timing or impact of acquisitions, divestitures, and restructuring and transformation actions throughout fiscal 2027. The unavailable information could have a significant impact on our fiscal 2027 GAAP financial results.

For fiscal 2027, we currently expect: the net impact from foreign currency exchange rates (based on a blend of forward and forecasted rates and hedge positions), divestitures completed prior to fiscal 2027 and those expected to close in fiscal 2027, and a 53rd week from the prior year to decrease net sales growth by approximately 2 percent; foreign currency exchange rates to have an immaterial impact on adjusted operating profit and adjusted diluted EPS growth; and restructuring and transformation charges and transaction and acquisition integration costs related to actions previously announced to total approximately $80 million to $85 million.

ITEM 7A - Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk stemming from changes in interest and foreign exchange rates and commodity and equity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under established policies that place controls on these activities. The counterparties in these transactions are generally highly rated institutions. We establish credit limits for each counterparty. Our hedging transactions include but are not limited to a variety of derivative financial instruments. For information on interest rate, foreign exchange, commodity price, and equity instrument risk, please refer to Note 8 to the Consolidated Financial Statements in Item 8 of this report.

VALUE AT RISK

The estimates in the table below are intended to measure the maximum potential fair value we could lose in one day from adverse changes in market interest rates, foreign exchange rates, commodity prices, and equity prices under normal market conditions. A Monte Carlo value-at-risk (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.

The VAR calculation used historical interest and foreign exchange rates, and commodity and equity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetrics™ data set. The calculations are not intended to represent actual losses in fair value that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of the underlying exposure. The positions included in the calculations were: debt; investments; interest rate swaps; foreign exchange forwards; commodity swaps, futures, and options; and equity instruments. The calculations do not include the underlying foreign exchange and commodities or equity-related positions that are offset by these market-risk-sensitive instruments.

The table below presents the estimated maximum potential VAR arising from a one-day loss in fair value for our interest rate, foreign currency, commodity, and equity market-risk-sensitive instruments outstanding as of May 31, 2026.

In Millions	May 31, 2026	Average During Fiscal 2026	May 25, 2025	Analysis of Change
Interest rate instruments	**$ 37**	**$ 37**	$ 46	Decrease in portfolio basis
Foreign currency instruments	**46**	**48**	51	Decrease in rate volatility
Commodity instruments	**4**	**3**	3	Immaterial
Equity instruments	**2**	**3**	3	Immaterial

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations and assumptions. We also may make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to shareholders.

The words or phrases "will likely result," "are expected to," "may continue," "is anticipated," "estimate," "plan," "project," or similar expressions identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those currently anticipated or projected. We wish to caution you not to place undue reliance on any such forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results in future periods to differ materially from any current opinions or statements.

Our future results could be affected by a variety of factors, such as: imposed and threatened tariffs by the United States and its trading partners; disruptions or inefficiencies in the supply chain; competitive dynamics in the consumer foods industry and the markets for our products, including new product introductions, advertising activities, pricing actions, and promotional activities of our competitors; economic conditions, including changes in inflation rates, interest rates, tax rates, tariffs, or the availability of capital; product development and innovation; consumer acceptance of new products and product improvements; consumer reaction to pricing actions and changes in promotion levels; acquisitions or dispositions of businesses or assets; changes in capital structure; changes in the legal and regulatory environment, including tax legislation, labeling and advertising regulations, and litigation; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets, or changes in the useful lives of other intangible assets; changes in accounting standards and the impact of critical accounting estimates; product quality and safety issues, including recalls and product liability; changes in consumer demand for our products; effectiveness of advertising, marketing, and promotional programs; changes in consumer behavior, trends, and preferences, including weight loss trends; consumer perception of health-related issues, including obesity; consolidation in the retail environment; changes in purchasing and inventory levels of significant customers; fluctuations in the cost and availability of supply chain resources, including raw materials, packaging, energy, and transportation; effectiveness of restructuring, transformation, and cost saving initiatives; volatility in the market value of derivatives used to manage price risk for certain commodities; benefit plan expenses due to changes in plan asset values and discount rates used to determine plan liabilities; failure or breach of our information technology systems; foreign economic conditions, including currency rate fluctuations and tariffs; and political unrest in foreign markets and economic uncertainty due to terrorism or war.

You should also consider the risk factors that we identify in Item 1A of this report, which could also affect our future results.

We undertake no obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

ITEM 8 - Financial Statements and Supplementary Data

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of General Mills, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles that are generally accepted in the United States, using management's best estimates and judgments where appropriate. The financial information throughout this Annual Report on Form 10-K is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding use of our assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, and our independent registered public accounting firm to review internal control, auditing, and financial reporting matters. The independent registered public accounting firm, internal auditors, and employees have full and free access to the Audit Committee at any time.

The Audit Committee reviewed and approved the Company's annual financial statements. The Audit Committee recommended, and the Board of Directors approved, that the consolidated financial statements be included in the Annual Report. The Audit Committee also appointed KPMG LLP to serve as the Company's independent registered public accounting firm for fiscal 2027.

/s/ J. L. Harmening	/s/ K. A. Bruce
J. L. Harmening	K. A. Bruce
Chief Executive Officer	Chief Financial Officer

July 1, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
General Mills, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries (the Company) as of May 31, 2026, and May 25, 2025, the related consolidated statements of (loss) earnings, comprehensive (loss) income, total equity, and cash flows for each of the fiscal years in the three-year period ended May 31, 2026, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of May 31, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2026, and May 25, 2025, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended May 31, 2026, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill and brand intangible assets

As discussed in Note 6 to the consolidated financial statements, the goodwill and brand intangible asset balances as of May 31, 2026, were $14,122.4 million and $6,472.2 million, respectively. The impairment tests for these assets, which are performed annually and whenever events or changes in circumstances indicate that impairment may have occurred, require the Company to estimate the fair value of the reporting units to which goodwill is assigned as well as the brand intangible assets. During the annual impairment assessment, the Company recognized a non-cash impairment loss of $52.9 million related to its *Uncle Toby's* brand intangible asset. Additionally, the Company identified a triggering event due to a sustained decline in market capitalization and stock price in the fourth quarter of fiscal 2026, which required an interim impairment assessment. As a result of this assessment, the Company recognized a non-cash goodwill impairment loss of $1.5 billion related to the North America Pet reporting unit and a $250.0 million impairment loss related to its *Nudges* and *True Chews* brand intangible assets. The fair value estimates are derived from discounted cash flow analyses that require the Company to make judgments about highly subjective matters, including future operating results, revenue growth rates and operating margins, and an estimate of the discount rates and royalty rates.

We identified the assessments of the valuation of certain goodwill and brand intangible assets as a critical audit matter. There was a significant degree of judgment required in evaluating audit evidence, which consists primarily of forward-looking assumptions about future operating results, specifically the revenue growth rates and operating margins, royalty rates and subjective inputs used to estimate the discount rates.

The following are the primary procedures we performed to address this critical audit matter. During the annual and interim impairment assessments, we evaluated the design and tested the operating effectiveness of internal controls related to the valuation of goodwill and brand intangible assets. This included controls related to the assumptions about future operating results and the discount and royalty rates used to measure the fair value of the reporting units and brand intangible assets. We performed sensitivity analyses over the revenue growth rates, operating margins, brand royalty rates and discount rates to assess the impact of other points within a range of potential assumptions. We evaluated the revenue growth rates and operating margin assumptions by comparing them to recent financial performance and external market and industry data. We evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. We involved professionals with specialized skills and knowledge, who assisted in the evaluation of certain of the Company's assumptions including discount rates, by comparing them against rate ranges that were independently developed using publicly available market data for comparable entities and the royalty rates, by evaluating the methods, assumptions and market data used to estimate the royalty rates.

/s/ KPMG LLP

We have served as the Company's auditor since 1928.

Minneapolis, Minnesota
July 1, 2026

Consolidated Statements of (Loss) Earnings

GENERAL MILLS, INC. AND SUBSIDIARIES

(In Millions, Except per Share Data)

	Fiscal Year		
	2026	2025	2024
Net sales	**$ 18,424.6**	$ 19,486.6	$ 19,857.2
Cost of sales	**12,228.9**	12,753.6	12,925.1
Selling, general, and administrative expenses	**3,388.5**	3,445.8	3,259.0
Divestitures gain, net	**(1,049.4)**	(95.9)	—
Restructuring, transformation, impairment, and other exit costs	**2,970.8**	78.3	241.4
Operating profit	**885.8**	3,304.8	3,431.7
Benefit plan non-service income	**(58.3)**	(54.4)	(75.8)
Interest, net	**538.6**	524.2	479.2
Earnings before income taxes and after-tax (loss) earnings from joint ventures	**405.5**	2,835.0	3,028.3
Income taxes	**414.3**	573.7	594.5
After-tax (loss) earnings from joint ventures	**(76.5)**	57.6	84.8
Net (loss) earnings, including earnings attributable to noncontrolling interests	**(85.3)**	2,318.9	2,518.6
Net earnings attributable to noncontrolling interests	**2.3**	23.7	22.0
Net (loss) earnings attributable to General Mills	**$ (87.6)**	$ 2,295.2	$ 2,496.6
(Loss) earnings per share — basic	**$ (0.16)**	$ 4.12	$ 4.34
(Loss) earnings per share — diluted	**$ (0.16)**	$ 4.10	$ 4.31
Dividends per share	**$ 2.44**	$ 2.40	$ 2.36

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income

GENERAL MILLS, INC. AND SUBSIDIARIES

(In Millions)

	Fiscal Year		
	2026	**2025**	**2024**
Net (loss) earnings, including earnings attributable to noncontrolling interests	**$ (85.3)**	$ 2,318.9	$ 2,518.6
Other comprehensive income (loss), net of tax:			
Foreign currency translation	**10.7**	(114.9)	(86.6)
Net actuarial (loss) gain	**(45.5)**	17.2	(187.1)
Other fair value changes:			
Hedge derivatives	**4.7**	(7.4)	(3.2)
Reclassification to earnings:			
Foreign currency translation	**—**	33.9	—
Hedge derivatives	**(2.1)**	(0.2)	(2.5)
Amortization of losses and prior service costs	**54.9**	46.5	36.7
Other comprehensive income (loss), net of tax	**22.7**	(24.9)	(242.7)
Total comprehensive (loss) income	**(62.6)**	2,294.0	2,275.9
Comprehensive income attributable to noncontrolling interests	**2.3**	24.1	22.1
Comprehensive (loss) income to General Mills	**$ (64.9)**	$ 2,269.9	$ 2,253.8

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
GENERAL MILLS, INC. AND SUBSIDIARIES
(In Millions, Except Par Value)

	May 31, 2026	May 25, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 453.8**	$ 363.9
Receivables	**1,646.8**	1,795.9
Inventories	**1,917.9**	1,910.8
Prepaid expenses and other current assets	**599.8**	464.7
Assets held for sale	**—**	740.4
Total current assets	**4,618.3**	5,275.7
Land, buildings, and equipment	**3,443.4**	3,632.6
Goodwill	**14,122.4**	15,622.4
Other intangible assets	**6,716.9**	7,081.4
Other assets	**1,115.7**	1,459.0
Total assets	**$ 30,016.7**	$ 33,071.1
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	**$ 3,729.5**	$ 4,009.5
Current portion of long-term debt	**1,053.6**	1,528.4
Notes payable	**68.4**	677.0
Other current liabilities	**1,472.8**	1,624.0
Liabilities held for sale	**449.8**	18.4
Total current liabilities	**6,774.1**	7,857.3
Long-term debt	**12,416.0**	12,673.2
Deferred income taxes	**2,265.8**	2,100.8
Other liabilities	**1,180.2**	1,228.6
Total liabilities	**22,636.1**	23,859.9
Stockholders’ equity:		
Common stock, 754.6 shares issued, $0.10 par value	**75.5**	75.5
Additional paid-in capital	**1,200.9**	1,218.8
Retained earnings	**20,514.9**	21,917.8
Common stock in treasury, at cost, shares of 220.9 and 212.2	**(11,900.6)**	(11,467.9)
Accumulated other comprehensive loss	**(2,522.3)**	(2,545.0)
Total stockholders’ equity	**7,368.4**	9,199.2
Noncontrolling interests	**12.2**	12.0
Total equity	**7,380.6**	9,211.2
Total liabilities and equity	**$ 30,016.7**	$ 33,071.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Total Equity

GENERAL MILLS, INC. AND SUBSIDIARIES

(In Millions, Except Per Share Data)

	Fiscal Year					
	2026		2025		2024	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Total equity, beginning balance		**$ 9,211.2**		$ 9,648.5		$ 10,700.0
Common stock, 1 billion shares authorized, $0.10 par value	**754.6**	**75.5**	754.6	75.5	754.6	75.5
Additional paid-in capital:						
Beginning balance		**1,218.8**		1,227.0		1,222.4
Stock compensation plans		**(38.3)**		(19.4)		(11.7)
Unearned compensation related to stock unit awards		**(58.4)**		(79.6)		(78.1)
Earned compensation		**78.8**		90.8		94.4
Ending balance		**1,200.9**		1,218.8		1,227.0
Retained earnings:						
Beginning balance		**21,917.8**		20,971.8		19,838.6
Net (loss) earnings attributable to General Mills		**(87.6)**		2,295.2		2,496.6
Cash dividends declared ($2.44, $2.40, and $2.36 per share)		**(1,315.3)**		(1,338.7)		(1,363.4)
Capital appreciation paid to holder of Class A limited membership interests in General Mills Cereals, LLC		**—**		(10.5)		—
Ending balance		**20,514.9**		21,917.8		20,971.8
Common stock in treasury:						
Beginning balance	**(212.2)**	**(11,467.9)**	(195.5)	(10,357.9)	(168.0)	(8,410.0)
Shares purchased, including excise tax of $4.4, $10.6, and $18.8 million	**(10.0)**	**(504.7)**	(18.7)	(1,213.5)	(29.2)	(2,021.2)
Stock compensation plans	**1.3**	**72.0**	2.0	103.5	1.7	73.3
Ending balance	**(220.9)**	**(11,900.6)**	(212.2)	(11,467.9)	(195.5)	(10,357.9)
Accumulated other comprehensive loss:						
Beginning balance		**(2,545.0)**		(2,519.7)		(2,276.9)
Comprehensive income (loss)		**22.7**		(25.3)		(242.8)
Ending balance		**(2,522.3)**		(2,545.0)		(2,519.7)
Noncontrolling interests:						
Beginning balance		**12.0**		251.8		250.4
Comprehensive income		**2.3**		24.1		22.1
Distributions to noncontrolling interest holders		**(2.1)**		(21.6)		(21.3)
Repurchase of Class A limited membership interests in General Mills Cereals, LLC		**—**		(242.3)		—
Change in ownership interest		**—**		—		0.6
Ending balance		**12.2**		12.0		251.8
Total equity, ending balance		**$ 7,380.6**		$ 9,211.2		$ 9,648.5

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

GENERAL MILLS, INC. AND SUBSIDIARIES

(In Millions)

	Fiscal Year		
	2026	**2025**	**2024**
Cash Flows - Operating Activities			
Net (loss) earnings, including earnings attributable to noncontrolling interests	**$ (85.3)**	$ 2,318.9	$ 2,518.6
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**555.2**	539.0	552.7
After-tax loss (earnings) from joint ventures	**76.5**	(57.6)	(84.8)
Distributions of earnings from joint ventures	**39.0**	44.6	50.4
Stock-based compensation	**79.4**	91.7	95.3
Deferred income taxes	**203.2**	(120.9)	(48.5)
Pension and other postretirement benefit plan contributions	**(31.7)**	(30.8)	(30.1)
Pension and other postretirement benefit plan costs	**(23.7)**	(12.7)	(27.0)
Divestitures gain, net	**(1,049.4)**	(95.9)	—
Restructuring, transformation, impairment, and other exit costs	**2,897.7**	74.3	223.5
Changes in current assets and liabilities, excluding the effects of acquisitions and divestitures	**(478.3)**	192.4	10.6
Other, net	**(16.4)**	(24.8)	41.9
Net cash provided by operating activities	**2,166.2**	2,918.2	3,302.6
Cash Flows - Investing Activities			
Purchases of land, buildings, and equipment	**(539.9)**	(625.3)	(774.1)
Acquisitions, net of cash acquired	**—**	(1,419.3)	(451.9)
Proceeds from divestitures	**1,830.2**	241.8	—
Investments in affiliates, net	**(31.8)**	13.3	(2.7)
Proceeds from disposal of land, buildings, and equipment	**4.8**	1.1	0.8
Other, net	**(5.1)**	(6.5)	30.5
Net cash provided (used) by investing activities	**1,258.2**	(1,794.9)	(1,197.4)
Cash Flows - Financing Activities			
Change in notes payable	**(608.2)**	667.1	(20.5)
Issuance of long-term debt	**2,005.8**	2,354.9	2,065.2
Payment of long-term debt	**(2,823.3)**	(1,300.0)	(901.5)
Repurchase of Class A limited membership interests in General Mills Cereals, LLC	**—**	(252.8)	—
Proceeds from common stock issued on exercised options	**0.5**	43.0	25.5
Purchases of common stock for treasury	**(500.3)**	(1,202.9)	(2,002.4)
Dividends paid	**(1,315.3)**	(1,338.7)	(1,363.4)
Distributions to noncontrolling interest holders	**(2.1)**	(21.6)	(21.3)
Other, net	**(72.1)**	(129.1)	(53.9)
Net cash used by financing activities	**(3,315.0)**	(1,180.1)	(2,272.3)
Effect of exchange rate changes on cash and cash equivalents	**18.4**	2.7	(0.4)
Increase (decrease) in cash and cash equivalents	**127.8**	(54.1)	(167.5)
Cash and cash equivalents - beginning of year	**363.9**	418.0	585.5
Cash and cash equivalents - end of year (includes $37.9 million of cash classified as held for sale as of May 31, 2026)	**$ 491.7**	$ 363.9	$ 418.0
Cash flow from changes in current assets and liabilities, excluding the effects of acquisitions and divestitures:			
Receivables	**$ 12.9**	$ (79.0)	$ (1.8)
Inventories	**(82.2)**	(18.5)	287.6
Prepaid expenses and other current assets	**(147.7)**	80.8	167.0
Accounts payable	**(186.2)**	86.7	(251.2)
Other current liabilities	**(75.1)**	122.4	(191.0)
Changes in current assets and liabilities	**$ (478.3)**	$ 192.4	$ 10.6

See accompanying notes to consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION AND RECLASSIFICATIONS

Basis of Presentation
Our Consolidated Financial Statements include the accounts of General Mills, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts are eliminated in consolidation.

Our fiscal year ends on the last Sunday in May. Fiscal year 2026 consisted of 53 weeks, while fiscal years 2025 and 2024 consisted of 52 weeks. Our India business is on an April fiscal year end. In addition, the consolidated results of certain recent acquisitions are reported on a one-month lag. Please see Note 3 for more information.

Certain reclassifications to our previously reported financial information have been made to conform to the current period presentation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
All inventories in the United States other than grain are valued at the lower of cost, using the last-in, first-out (LIFO) method, or market. Grain inventories are valued at net realizable value, and all related cash contracts and derivatives are valued at fair value, with all net changes in value recorded in earnings currently.

Inventories outside of the United States are generally valued at the lower of cost, using the first-in, first-out (FIFO) method, or net realizable value.

Shipping costs associated with the distribution of finished product to our customers are recorded as cost of sales and are recognized when the related finished product is shipped to and accepted by the customer.

Land, Buildings, Equipment, and Depreciation
Land is recorded at historical cost. Buildings and equipment, including capitalized interest and internal engineering costs, are recorded at cost and depreciated over estimated useful lives, primarily using the straight-line method. Ordinary maintenance and repairs are charged to cost of sales. Buildings are usually depreciated over 40 years, and equipment, furniture, and software are usually depreciated over 3 to 10 years. Fully depreciated assets are retained in buildings and equipment until disposal. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation and the resulting gains and losses, if any, are recognized in earnings.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows and are largely independent of other asset groups. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using a discounted cash flow model or independent appraisals, as appropriate.

Goodwill and Other Intangible Assets
Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We perform our annual goodwill and indefinite-lived intangible assets impairment test as of the first day of the second quarter of the fiscal year. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, impairment has occurred. We recognize an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value up to the total amount of goodwill allocated to the reporting unit. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors.

We evaluate the useful lives of our other intangible assets, mainly brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance

expenditures, and the expected lives of other related groups of assets. Intangible assets that are deemed to have finite lives are amortized on a straight-line basis, over their useful lives, generally ranging from 4 to 30 years.

Our indefinite-lived intangible assets, mainly intangible assets primarily associated with the *Blue Buffalo*, *Pillsbury*, *Totino's*, *Old El Paso*, *Tiki Pets*, *Progresso*, *Annie's*, *Edgard & Cooper,* and *Häagen-Dazs* brands, are also tested for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Our estimate of the fair value of the brands is based on a discounted cash flow model using inputs which included projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate.

Our finite-lived intangible assets, primarily acquired customer relationships, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset are less than the carrying amount of the asset. Assets generally have identifiable cash flows and are largely independent of other assets. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is measured using a discounted cash flow model or other similar valuation model, as appropriate.

Leases
We determine whether an arrangement is a lease at inception. When our lease arrangements include lease and non-lease components, we account for lease and non-lease components (e.g. common area maintenance) separately based on their relative standalone prices.

Any lease arrangements with an initial term of 12 months or less are not recorded on our Consolidated Balance Sheets, and we recognize lease costs for these lease arrangements on a straight-line basis over the lease term. Many of our lease arrangements provide us with options to exercise one or more renewal terms or to terminate the lease arrangement. We include these options when we are reasonably certain to exercise them in the lease term used to establish our right of use assets and lease liabilities. Generally, our lease agreements do not include an option to purchase the leased asset, residual value guarantees, or material restrictive covenants.

We have certain lease arrangements with variable rental payments. Our lease arrangements for our Häagen-Dazs retail shops often include rental payments that are based on a percentage of retail sales. We have other lease arrangements that are adjusted periodically based on an inflation index or rate. The future variability of these payments and adjustments are unknown, and therefore they are not included as minimum lease payments used to determine our right of use assets and lease liabilities. Variable rental payments are recognized in the period in which the obligation is incurred.

As most of our lease arrangements do not provide an implicit interest rate, we apply an incremental borrowing rate based on the information available at the commencement date of the lease arrangement to determine the present value of lease payments.

Investments in Unconsolidated Joint Ventures
Our investments in companies over which we have the ability to exercise significant influence are stated at cost plus our share of undistributed earnings or losses. We receive royalty income from certain joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain joint venture operations that are structured as partnerships. In addition, we make advances to our joint ventures in the form of loans or capital investments. We also sell certain raw materials, semi-finished goods, and finished goods to the joint ventures, generally at market prices.

In addition, we assess our investments in our joint ventures if we have reason to believe an impairment may have occurred including, but not limited to, as a result of ongoing operating losses, projected decreases in earnings, increases in the discount rate, or significant business disruptions. The significant assumptions used to estimate fair value include revenue growth and profitability, royalty rates, capital spending, depreciation and taxes, foreign currency exchange rates, and a discount rate. By their nature, these projections and assumptions are uncertain. If we were to determine the current fair value of our investment was less than the carrying value of the investment, then we would assess if the shortfall was of a temporary or permanent nature and write down the investment to its fair value if we concluded the impairment is other than temporary.

Revenue Recognition
Our revenues primarily result from contracts with customers, which are generally short-term and have a single performance obligation – the delivery of product. We recognize revenue for the sale of packaged foods at the point in time when our performance obligation has been satisfied and control of the product has transferred to our customer, which generally occurs when the shipment is accepted by our customer. Sales include shipping and handling charges billed to the customer and are reported net of variable consideration and consideration payable to our customers, including trade promotion, consumer coupon redemption and other reductions to the transaction price, including estimated allowances for returns, unsalable product, and prompt pay discounts. Sales, use, value-added, and other excise taxes are not included in revenue. Trade promotions are recorded using significant judgment of estimated participation and performance levels for offered programs at the time of sale. Differences between estimated and actual reductions to the transaction price are recognized as a change in estimate in a subsequent period. We generally do not allow a right of return. However, on a limited case-by-case basis with prior approval, we may allow customers to return product. In limited circumstances,

product returned in saleable condition is resold to other customers or outlets. Receivables from customers generally do not bear interest. Payment terms and collection patterns vary around the world and by channel, and are short-term, and as such, we do not have any significant financing components. Our allowance for doubtful accounts represents our estimate of expected credit losses related to our trade receivables. We pool our trade receivables based on similar risk characteristics, such as geographic location, business channel, and other account data. To estimate our allowance for doubtful accounts, we leverage information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when we deem the amount is uncollectible. Please see Note 17 for a disaggregation of our revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. We do not have material contract assets or liabilities arising from our contracts with customers.

Environmental Costs
Environmental costs relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Liabilities for anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or our commitment to a plan of action.

Advertising Production Costs
We expense the production costs of advertising the first time that the advertising takes place.

Research and Development
All expenditures for research and development (R&D) are charged against earnings in the period incurred. R&D includes expenditures for new product and manufacturing process innovation, and the annual expenditures are comprised primarily of internal salaries, wages, consulting, and supplies attributable to R&D activities. Other costs include depreciation and maintenance of research facilities, including assets at facilities that are engaged in pilot plant activities.

Foreign Currency Translation
For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the period. Translation adjustments are reflected within accumulated other comprehensive loss (AOCI) in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period, except for gains and losses on investments in subsidiaries for which settlement is not planned for the foreseeable future and foreign exchange gains and losses on instruments designated as net investment hedges. These gains and losses are recorded in AOCI.

Derivative Instruments
All derivatives are recognized on our Consolidated Balance Sheets at fair value based on quoted market prices or our estimate of their fair value, and are recorded in either current or noncurrent assets or liabilities based on their maturity. Changes in the fair values of derivatives are recorded in net earnings or other comprehensive (loss) income (OCI), based on whether the instrument is designated and effective as a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in AOCI are reclassified to earnings in the period the hedged item affects earnings. If the underlying hedged transaction ceases to exist, any associated amounts reported in AOCI are reclassified to earnings at that time. Cash flows from derivative instruments are primarily reported in cash flows from operating activities in our Consolidated Statements of Cash Flows.

Stock-based Compensation
We generally measure compensation expense for grants of restricted stock units and performance share units using the value of a share of our stock on the date of grant. We estimate the value of stock option grants using a Black-Scholes valuation model. Generally, stock-based compensation is recognized straight line over the vesting period. Our stock-based compensation expense is recorded in selling, general, and administrative (SG&A) expenses and cost of sales in our Consolidated Statements of (Loss) Earnings and allocated to each reportable segment in our segment results.

Certain equity-based compensation plans contain provisions that accelerate vesting of awards upon retirement, termination, or death of eligible employees and directors. We consider a stock-based award to be vested when the employee's or director's retention of the award is no longer contingent on providing subsequent service. Accordingly, the related compensation cost for awards granted to retirement-eligible individuals is recognized from the grant date over an accelerated stated vesting period.

We report the benefits of tax deductions in excess of recognized compensation cost as an operating cash flow.

Defined Benefit Pension, Other Postretirement Benefit, and Postemployment Benefit Plans
We sponsor several domestic and foreign defined benefit plans to provide pension, health care, and other welfare benefits to retired employees. Under certain circumstances, we also provide accruable benefits, primarily severance and gratuity, to former and inactive employees in the United States, Canada, Mexico, and other foreign jurisdictions. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based

solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We recognize the underfunded or overfunded status of a defined benefit pension plan as an asset or liability and recognize changes in the funded status in the year in which the changes occur through AOCI.

Use of Estimates
Preparing our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include our accounting for revenue recognition, valuation of long-lived assets, intangible assets, income taxes, and defined benefit pension, other postretirement benefit and postemployment benefit plans. Actual results could differ from our estimates.

New Accounting Standards
In the fourth quarter of fiscal 2026, we adopted new requirements for enhanced disclosure related to income taxes. The new standard requires disclosure of specific categories and disaggregation of information in the rate reconciliation table. The ASU also requires disclosure of disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. We adopted the requirements of the new standard using a prospective approach. The adoption of this accounting guidance did not have a material impact on our results of operations and financial position. See Note 15 to the Consolidated Financial Statements for additional information on the impact to our related disclosure.

In the fourth quarter of fiscal 2025, we adopted new accounting requirements related to enhanced segment disclosure requirements. The new standard requires disclosure of significant segment expenses regularly provided to the chief operating decision maker (CODM) included within segment operating profit or loss as well as a description of how the CODM utilizes segment operating profit or loss to assess segment performance. We adopted the requirements of the new standard using a retrospective approach. The adoption of this accounting guidance did not have a material impact on our results of operations and financial position. See Note 17 to the Consolidated Financial Statements for additional information on the impact to our related disclosure.

In the first quarter of fiscal 2024, we adopted new requirements for enhanced disclosures related to supplier financing programs, except for the rollforward requirement, which we adopted in the fourth quarter of fiscal 2025. The new standard requires disclosure of the key terms of the program and a rollforward of the related obligation during the annual period, including the amount of obligations confirmed and obligations subsequently paid. We have historically presented the key terms of these programs and the associated obligation outstanding. The adoption of this guidance did not have a material impact on our results of operations and financial position. See Note 8 to the Consolidated Financial Statements for additional information on the impact to our related disclosure.

In the first quarter of fiscal 2024, we adopted optional accounting guidance to ease the burden in accounting for reference rate reform. The new standard provides temporary expedients and exceptions to existing accounting requirements for contract modifications and hedge accounting related to transitioning from discontinued reference rates. This resulted in modifying contracts, where necessary, to apply a new reference rate, primarily SOFR. The adoption of this accounting guidance did not have a material impact on our results of operations and financial position.

NOTE 3. ACQUISITIONS AND DIVESTITURES

During the fourth quarter of fiscal 2026, we entered into a definitive agreement to sell our business in Brazil to Café Três Corações S.A. (3corações) for a base price of R$800.0 million, subject to certain specified deductions and customary post-closing adjustments. The sale is anticipated to close in calendar 2026, subject to regulatory approvals and other customary closing conditions. As a result, we have classified relevant assets and liabilities (the disposal group) associated with our Brazil business as held for sale in our Consolidated Balance Sheets as of May 31, 2026. Additionally, in the fourth quarter of fiscal 2026, we recorded a $1,031.8 million non-cash pre-tax loss to value the disposal group at the lower of its carrying value or fair value less costs to sell based on estimated net proceeds, which was based on Level 2 inputs in the fair value hierarchy and includes the impact of accumulated foreign currency translation losses that will be reclassified to earnings upon sale. We recorded the loss in restructuring, transformation, impairment, and other exit costs in our Consolidated Statements of (Loss) Earnings, which included a $753.1 million reserve against the assets held for sale and a $264.9 million accrual of the remaining difference between the carrying amount and the estimated net proceeds within liabilities held for sale. We will monitor changes in the estimated net proceeds that could further impact the value of the disposal group and the expected loss on sale.

The components of assets held for sale and liabilities held for sale are as follows:

In Millions		May 31, 2026
Cash and cash equivalents	$	37.9
Receivables		157.4
Inventories		59.3
Prepaid expenses and other current assets		15.6
Land, buildings, and equipment		134.9
Other intangible assets		57.2
Deferred income taxes		253.1
Other assets		37.7
Gross assets held for sale	$	753.1
Reserve for assets held for sale		(753.1)
Assets held for sale	**$**	**—**
Accounts payable	$	110.6
Other current liabilities		53.8
Other liabilities		20.5
Gross liabilities held for sale		184.9
Loss in excess of assets held for sale		264.9
Liabilities held for sale	**$**	**449.8**

During the first quarter of fiscal 2026, we completed the sale of our United States yogurt business to Groupe Lactalis S.A. and recorded a pre-tax gain of $1,046.5 million.

During the third quarter of fiscal 2025, we completed the sale of our Canada yogurt business to Sodiaal International and recorded a pre-tax gain of $95.9 million. In the first quarter of fiscal 2026, we recorded a sale price adjustment that resulted in a $7.9 million increase to the pre-tax gain.

During the third quarter of fiscal 2025, we acquired NX Pet Holding, Inc., representing Whitebridge Pet Brands' North American premium cat feeding and pet treating business, for a purchase price of $1.4 billion (Whitebridge Pet Brands acquisition). We financed the transaction with cash on hand and new debt. We consolidated Whitebridge Pet Brands into our Consolidated Balance Sheets and recorded goodwill of $1,086.7 million, an indefinite-lived intangible asset for the Tiki Pets brand totaling $289.0 million, and a finite-lived customer relationship asset of $31.0 million. The goodwill is included in the North America Pet segment and is not deductible for tax purposes. The pro forma effects of this acquisition were not material. The consolidated results are reported in our North America Pet operating segment on a one-month lag. In fiscal 2026, we recorded a $31.9 million decrease to goodwill, primarily related to adjustments to certain purchase accounting liabilities upon finalization of income tax returns recorded in the second quarter of fiscal 2026.

During the fourth quarter of fiscal 2024, we acquired a pet food business in Europe, for a purchase price of $434.1 million, net of cash acquired. During the first quarter of fiscal 2025, we paid $7.7 million related to a purchase price holdback after closing conditions were met. We financed the transaction with cash on hand. We consolidated the business into our Consolidated Balance Sheets and recorded goodwill of $317.5 million, an indefinite-lived brand intangible asset of $118.4 million and a finite-lived customer relationship asset of $14.2 million. The goodwill is included in the International segment and is not deductible for tax purposes. The pro forma effects of this acquisition were not material. The consolidated results are reported in our International operating segment on a one-month lag.

NOTE 4. RESTRUCTURING, TRANSFORMATION, IMPAIRMENT, AND OTHER EXIT COSTS

GOODWILL AND OTHER INTANGIBLE ASSET IMPAIRMENTS

In fiscal 2026, we recorded a $1,500.0 million non-cash goodwill impairment charge related to our North America Pet reporting unit and $302.9 million of non-cash impairment charges related to our *Nudges, Uncle Toby's,* and *True Chews* brand intangible assets. In fiscal 2024, we recorded a $117.1 million non-cash goodwill impairment charge related to our Latin America reporting unit and

$103.1 million of non-cash impairment charges related to our *Top Chews*, *True Chews*, and *EPIC* brand intangible assets. Please see Note 6 for additional information.

VALUATION LOSS ON HELD FOR SALE BUSINESS

In fiscal 2026, we recorded a $1,031.8 million non-cash pre-tax valuation loss related to the planned divestiture of our Brazil business. Please see Note 3 for additional information.

RESTRUCTURING AND TRANSFORMATION INITIATIVES

We view our restructuring and transformation activities as actions that help us meet our long-term growth targets and are evaluated against internal rate of return and net present value targets. Each project normally takes one to two years to complete. At completion (or as each major stage is completed in the case of multi-year programs), the project begins to deliver cash savings and/or reduced depreciation. These activities result in various restructuring and transformation costs, including asset write-offs, exit charges including severance, contract termination fees, and decommissioning and other costs. Accelerated depreciation associated with restructured assets, as used in the context of our disclosures regarding restructuring activity, refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period the plan is approved.

Restructuring and transformation charges recorded in fiscal 2026 were as follows:

In Millions		
Supply chain actions	**$**	**95.4**
Charges associated with restructuring and transformation actions previously announced		**60.1**
Total restructuring and transformation charges	**$**	**155.5**

In fiscal 2026, we approved a multi-year organizational initiative to increase the competitiveness of our supply chain. We expect to incur approximately $101 million of restructuring charges related to these actions, of which approximately $33 million will be cash. These charges are expected to consist of approximately $66 million of net asset write-offs and $35 million of other costs, including severance. We recognized $71.0 million of asset write-offs and $24.4 million of other costs in fiscal 2026. We expect these actions to be completed by the end of fiscal 2029.

Certain actions are subject to union negotiations and works council consultations, where required.

We paid net $92.5 million of cash related to restructuring actions in fiscal 2026. We paid net $13.2 million of cash in fiscal 2025.

Restructuring and transformation charges recorded in fiscal 2025 were as follows:

In Millions		
Global transformation initiative	$	70.1
Charges associated with restructuring actions previously announced		17.4
Total restructuring and transformation charges	$	87.5

Restructuring charges recorded in fiscal 2024 were as follows:

In Millions		
Commercial strategy actions	$	18.6
Charges associated with restructuring actions previously announced		20.2
Total restructuring charges	$	38.8

Restructuring, transformation and impairment charges are classified in our Consolidated Statements of (Loss) Earnings as follows:

	Fiscal Year					
In Millions		**2026**		**2025**		**2024**
Restructuring, transformation, impairment, and other exit costs	**$**	**2,970.8**	$	78.3	$	241.4
Cost of sales		**19.4**		9.2		17.6
Total restructuring, transformation, and impairment charges	**$**	**2,990.2**	$	87.5	$	259.0

The roll forward of our restructuring, transformation, and other exit cost reserves, included in other current liabilities, is as follows:

In Millions	Severance	Other Exit Costs	Total
Reserve balance as of May 28, 2023	$ 47.6	$ 0.1	$ 47.7
Reserve 2024 charges, including foreign currency translation	—	0.1	0.1
Utilized in fiscal 2024	(32.8)	(0.2)	(33.0)
Reserve balance as of May 26, 2024	14.8	—	14.8
Reserve 2025 charges, including foreign currency translation	70.1	—	70.1
Utilized in fiscal 2025	(7.8)	—	(7.8)
Reserve balance as of May 25, 2025	77.1	—	77.1
Reserve 2026 charges, including foreign currency translation	4.7	3.7	8.4
Utilized in fiscal 2026	(35.6)	—	(35.6)
Reserve balance as May 31, 2026	**$ 46.2**	**$ 3.7**	**$ 49.9**

The charges recognized in the roll forward of our reserves for restructuring, transformation, and other exit costs do not include items charged directly to expense (e.g., asset write-offs, asset impairment charges, and the gain or loss on the sale of restructured assets) and other periodic exit costs recognized as incurred, as those items are not reflected in our restructuring, transformation, and other exit cost reserves on our Consolidated Balance Sheets.

NOTE 5. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

We have a 50 percent interest in Cereal Partners Worldwide (CPW), which manufactures and markets ready-to-eat cereal products in approximately 120 countries outside the United States and Canada. CPW also markets cereal bars in European countries and manufactures private label cereals for customers in the United Kingdom. We have guaranteed a portion of CPW's debt and its pension obligation in the United Kingdom.

We also have a 50 percent interest in Häagen-Dazs Japan, Inc. (HDJ). This joint venture manufactures and markets *Häagen-Dazs* ice cream products and frozen novelties.

Results from our CPW and HDJ joint ventures are reported for the 12 months ended March 31.

Joint venture related balance sheet activity is as follows:

In Millions	May 31, 2026	May 25, 2025
Cumulative investments	**$ 254.7**	$ 431.8
Goodwill and other intangible assets	**428.5**	469.9
Aggregate advances included in cumulative investments	**310.9**	314.6

Joint venture earnings and cash flow activity is as follows:

	Fiscal Year		
In Millions	2026	2025	2024
Sales to joint ventures	**$ 6.7**	$ 7.8	$ 4.8
Net advances (repayments)	**31.8**	(13.3)	2.7
Dividends received	**39.0**	44.6	50.4

Summary combined financial information for the joint ventures on a 100 percent basis is as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Net sales:			
CPW	**$ 1,678.5**	$ 1,647.3	$ 1,718.5
HDJ	**341.7**	323.1	319.3
Total net sales	**2,020.2**	1,970.4	2,037.8
Gross margin	**697.5**	686.8	672.2
(Loss) earnings before income taxes	**(73.6)**	89.4	145.2
(Loss) earnings after income taxes	**(112.1)**	61.5	119.9

In Millions	**May 31, 2026**	**May 25, 2025**
Current assets	**$ 707.4**	$ 751.0
Noncurrent assets	**632.5**	788.3
Current liabilities	**1,302.6**	1,314.1
Noncurrent liabilities	**116.3**	96.3

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

The components of goodwill and other intangible assets are as follows:

In Millions	**May 31, 2026**	**May 25, 2025**
Goodwill	**$ 14,122.4**	$ 15,622.4
Other intangible assets:		
Intangible assets not subject to amortization:		
Brands	**6,472.2**	6,816.7
Intangible assets subject to amortization:		
Customer relationships and other finite-lived intangibles	**412.4**	420.9
Less accumulated amortization	**(167.7)**	(156.2)
Intangible assets subject to amortization, net	**244.7**	264.7
Other intangible assets	**6,716.9**	7,081.4
Total	**$ 20,839.3**	$ 22,703.8

Based on the carrying value of finite-lived intangible assets as of May 31, 2026, amortization expense for each of the next five fiscal years is estimated to be approximately $19 million.

The changes in the carrying amount of goodwill for fiscal 2024, 2025, and 2026 are as follows:

In Millions	North America Retail	North America Pet	North America Foodservice	International	Corporate and Joint Ventures	Total
Balance as of May 28, 2023	$ 6,542.4	$ 6,062.8	$ 805.6	$ 708.4	$ 392.0	$ 14,511.2
Acquisitions	—	—	—	318.1	26.9	345.0
Impairment charge	—	—	—	(117.1)	—	(117.1)
Other activity, primarily foreign currency translation	(0.5)	—	(0.1)	7.7	4.5	11.6
Balance as of May 26, 2024	6,541.9	6,062.8	805.5	917.1	423.4	14,750.7
Acquisition	—	1,086.7	—	—	—	1,086.7
Divestiture	(14.6)	—	—	—	—	(14.6)
Reclassified to assets held for sale	(202.6)	—	(50.0)	—	—	(252.6)
Other activity, primarily foreign currency translation	(1.2)	—	—	34.6	18.8	52.2
Balance as of May 25, 2025	6,323.5	7,149.5	755.5	951.7	442.2	15,622.4
Impairment charge	—	(1,500.0)	—	—	—	(1,500.0)
Divestiture	(4.8)	—	(0.2)	—	—	(5.0)
Purchase accounting adjustments	—	(31.9)	—	—	—	(31.9)
Other activity, primarily foreign currency translation	(0.5)	—	—	26.5	10.9	36.9
Balance as of May 31, 2026	**$ 6,318.2**	**$ 5,617.6**	**$ 755.3**	**$ 978.2**	**$ 453.1**	**$ 14,122.4**

The changes in the carrying amount of other intangible assets for fiscal 2024, 2025, and 2026 are as follows:

In Millions	Total
Balance as of May 28, 2023	$ 6,967.6
Acquisition	132.6
Impairment charges	(103.1)
Other activity, primarily amortization and foreign currency translation	(17.2)
Balance as of May 26, 2024	6,979.9
Acquisition	320.0
Divestiture	(44.4)
Reclassified to assets held for sale	(160.7)
Other activity, primarily amortization and foreign currency translation	(13.4)
Balance as of May 25, 2025	7,081.4
Impairment charges	(302.9)
Reclassified to assets held for sale	(57.2)
Other activity, primarily amortization and foreign currency translation	(4.4)
Balance as of May 31, 2026	**$ 6,716.9**

Our annual goodwill and indefinite-lived intangible assets impairment test was performed on the first day of the second quarter of fiscal 2026. As a result of lower future sales and profitability projections for the business supporting our *Uncle Toby's* brand intangible asset, we determined that the fair value of the brand intangible asset no longer exceeded its carrying value and recorded a $52.9 million non-cash impairment charge.

In addition, we identified a triggering event due to a sustained decline in market capitalization and stock price in the fourth quarter of fiscal 2026 reflecting heightened macroeconomic uncertainty and lower market multiples in our industry, which caused a related increase in our discount rates and required an interim impairment assessment. We performed the interim impairment assessment of our goodwill and other intangible assets as of May 31, 2026, and determined that the fair values of our North America Pet reporting unit and our *Nudges* and *True Chews* brand intangible assets no longer exceeded the carrying values of the respective assets, primarily

driven by an increase in the discount rates. As a result, we recorded $1,750.0 million of non-cash impairment charges, of which $1,500.0 million related to the North America Pet reporting unit goodwill and $250.0 million related to the brand intangible assets, all of which are included within our North America Pet segment. The $1,500.0 million goodwill impairment charge is not deductible for tax purposes.

We recorded these impairment charges in restructuring, transformation, impairment and other exit costs in our Consolidated Statements of (Loss) Earnings. Our estimates of the fair values were determined based on discounted cash flow models using inputs which included our long-range cash flow projections for the businesses, royalty rates, discount rates, and tax rates. These fair values are Level 3 assets in the fair value hierarchy.

During the fourth quarter of fiscal 2026, we also reclassified the *Yoki* and *Kitano* brand intangible assets as assets held for sale. See Note 3 for additional information.

In addition, while having significant coverage as of our May 31, 2026 assessment date, the *Blue Buffalo* brand intangible asset had risk of decreasing coverage due to the increase in our discount rates. The *Progresso* brand intangible asset also had risk of decreasing coverage. We will continue to monitor applicable businesses for potential impairment. All other reporting unit and intangible asset fair values were substantially in excess of the carrying values.

NOTE 7. LEASES

Our lease portfolio primarily consists of operating lease arrangements for certain warehouse and distribution space, office space, retail shops, production facilities, rail cars, production and distribution equipment, automobiles, and office equipment. Our lease costs associated with finance leases and sale-leaseback transactions and our lease income associated with lessor and sublease arrangements are not material to our Consolidated Financial Statements.

Components of our lease cost are as follows:

In Millions	Fiscal Year 2026	Fiscal Year 2025	Fiscal Year 2024
Operating lease cost	**$ 138.5**	$ 145.7	$ 128.9
Variable lease cost	**6.8**	7.5	8.9
Short-term lease cost	**31.1**	32.6	32.2

Maturities of our operating and finance lease obligations by fiscal year are as follows:

In Millions	Operating Leases	Finance Leases
Fiscal 2027	$ 118.4	$ 0.4
Fiscal 2028	100.3	—
Fiscal 2029	78.5	—
Fiscal 2030	51.4	—
Fiscal 2031	38.3	—
After fiscal 2031	69.3	—
Total noncancelable future lease obligations	$ 456.2	$ 0.4
Less: Interest	(53.8)	—
Present value of lease obligations	$ 402.4	$ 0.4

The lease payments presented in the table above exclude $95.5 million of minimum lease payments for operating leases we have committed to but have not yet commenced as of May 31, 2026.

The weighted-average remaining lease term and weighted-average discount rate for our operating leases are as follows:

	May 31, 2026	May 25, 2025
Weighted-average remaining lease term	**5.0 years**	5.0 years
Weighted-average discount rate	**4.7%**	4.9%

In addition, we had $12.3 million of right of use assets and $12.3 million of related lease liabilities classified as held for sale as of May 31, 2026.

Supplemental operating cash flow information and non-cash activity related to our operating leases, including those classified as held-for-sale, are as follows:

	Fiscal Year	
In Millions	**2026**	**2025**
Cash paid for amounts included in the measurement of lease liabilities	**$ 140.6**	$ 152.7
Right of use assets obtained in exchange for new lease liabilities	**$ 97.6**	$ 163.4

NOTE 8. FINANCIAL INSTRUMENTS, RISK MANAGEMENT ACTIVITIES, AND FAIR VALUES

FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, receivables, accounts payable, other current liabilities, and notes payable approximate fair value. Marketable securities are carried at fair value. As of May 31, 2026, and May 25, 2025, a comparison of cost and market values of our marketable debt and equity securities is as follows:

	Cost		Fair Value		Gross Unrealized Gains		Gross Unrealized Losses	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
In Millions	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Available for sale debt securities	**$ 2.3**	$ 2.3	**$ 2.3**	$ 2.3	**$ —**	$ —	**$ —**	$ —
Equity securities	**0.3**	0.3	**4.6**	4.9	**4.3**	4.6	**—**	—
Total	**$ 2.6**	$ 2.6	**$ 6.9**	$ 7.2	**$ 4.3**	$ 4.6	**$ —**	$ —

There were no realized gains or losses from sales of marketable securities in fiscal 2026 and 2025. Gains and losses are determined by specific identification.

Classification of marketable securities as current or noncurrent is dependent upon our intended holding period and the security's maturity date. The aggregate unrealized gains and losses on available for sale debt securities, net of tax effects, are classified in AOCI within stockholders' equity.

Scheduled maturities of our marketable securities are as follows:

	Marketable Securities	
In Millions	**Cost**	**Fair Value**
Under 1 year (current)	$ 2.3	$ 2.3
Equity securities	0.3	4.6
Total	$ 2.6	$ 6.9

As of May 31, 2026, we had $2.3 million of marketable debt securities pledged as collateral for derivative contracts.

RISK MANAGEMENT ACTIVITIES

As a part of our ongoing operations, we are exposed to market risks such as changes in interest and foreign currency exchange rates and commodity and equity prices. To manage these risks, we may enter into various derivative transactions (e.g., futures, options, and swaps) pursuant to our established policies.

COMMODITY PRICE RISK

Many commodities we use in the production and distribution of our products are exposed to market price risks. We utilize derivatives to manage price risk for our principal ingredients and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), natural gas, and diesel fuel. Our primary objective when entering into these derivative contracts is to achieve certainty with regard to the future price of commodities purchased for use in our supply chain. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions and generally seek to acquire the inputs at as close as possible to or below our planned cost.

We use derivatives to manage our exposure to changes in commodity prices. We do not perform the assessments required to achieve hedge accounting for commodity derivative positions. Accordingly, the changes in the values of these derivatives are recorded currently in cost of sales in our Consolidated Statements of (Loss) Earnings.

Although we do not meet the criteria for cash flow hedge accounting, we believe that these instruments are effective in achieving our objective of providing certainty in the future price of commodities purchased for use in our supply chain. Accordingly, for purposes of measuring segment operating performance these gains and losses are reported in unallocated corporate items outside of segment operating results until such time that the exposure we are managing affects earnings. At that time we reclassify the gain or loss from unallocated corporate items to segment operating profit, allowing our operating segments to realize the economic effects of the derivative without experiencing any resulting mark-to-market volatility, which remains in unallocated corporate items.

Unallocated corporate items for fiscal 2026, 2025, and 2024 included:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Net gain (loss) on mark-to-market valuation of commodity positions	**$ 62.0**	$ (37.4)	$ (15.4)
Net (gain) loss on commodity positions reclassified from unallocated corporate items to segment operating profit	**(19.2)**	52.8	40.0
Net mark-to-market revaluation of certain grain inventories	**5.6**	0.3	14.5
Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items	**$ 48.4**	$ 15.7	$ 39.1

As of May 31, 2026, the net notional value of commodity derivatives was $126.0 million, of which $48.2 million related to agricultural inputs and $77.8 million related to energy inputs. As of May 25, 2025, the net notional value of commodity derivatives was $227.1 million, of which $134.6 million related to agricultural inputs and $92.5 million related to energy inputs. These contracts relate to inputs that generally will be utilized within the next 12 months.

INTEREST RATE RISK

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, existing fixed-rate debt with interest rate reset features, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, Secured Overnight Financing Rate (SOFR), European Interbank Offered Rate (Euribor), the Euro mid-market swap rate, and commercial paper rates in the United States and Europe. We use interest rate swaps, forward-starting interest rate swaps, and treasury locks to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed-rate versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed upon notional principal amount.

Floating Interest Rate Exposures — Floating-to-fixed interest rate swaps are accounted for as cash flow hedges, as are all hedges of forecasted issuances of debt. Effectiveness is assessed based on either the perfectly effective hypothetical derivative method or changes in the present value of interest payments on the underlying debt. Effective gains and losses deferred to AOCI are reclassified into earnings over the life of the associated debt.

Fixed Interest Rate Exposures — Fixed-to-floating interest rate swaps are accounted for as fair value hedges with effectiveness assessed based on changes in the fair value of the underlying debt and derivatives, using incremental borrowing rates currently available on loans with similar terms and maturities.

During the fourth quarter of fiscal 2025, we entered into a €750.0 million notional amount interest rate swap to convert our €750.0 million fixed-rate senior notes due April 17, 2032, to a floating rate.

During the second quarter of fiscal 2025, in advance of planned debt financing, we entered into $350.0 million of treasury locks. The treasury locks were terminated during the second quarter of fiscal 2025, in conjunction with the Company's issuance of $750.0 million of fixed-rate senior notes due January 30, 2035. Upon termination, a gain of $0.1 million was recognized in AOCI and will be amortized through interest expense over the respective term of the debt.

During the second quarter of fiscal 2025, we entered into a $750.0 million notional amount interest rate swap to convert our $750.0 million of fixed-rate senior notes due January 30, 2030, to a floating rate.

During the second quarter of fiscal 2025, our $500.0 million notional amount interest rate swap to convert our $500.0 million of fixed-rate senior notes due November 18, 2025, to a floating rate was called by the counterparty prior to the maturity date. The previously existing swap was designated as a fair value hedge, and concurrent with the swap being called, we ceased recording market value adjustments to the associated hedged debt.

As of May 31, 2026, the pre-tax amount of cash-settled interest rate hedge activity remaining in AOCI was a $13.2 million pre-tax loss. This will be reclassified to earnings over the remaining term of the related underlying debt. The amount expected to be reclassified from AOCI to net interest in fiscal 2027 is a $1.5 million pre-tax loss.

The notional amounts of our interest rate derivatives, with maturity dates ranging from January 2030 through April 2032, were as follows:

In Millions	May 31, 2026	May 25, 2025
Pay-floating swaps - notional amount	**$ 1,624.4**	$ 2,283.9

FOREIGN EXCHANGE RISK

Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency cash flows related to third party purchases, intercompany loans, product shipments, and foreign-denominated debt. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, Brazilian real, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, Mexican peso, and Swiss franc. We primarily use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We also generally swap our nonfunctional currency intercompany loans back to U.S. dollars or the functional currency of the entity with foreign exchange exposure. The gains or losses on these derivatives offset the foreign currency revaluation gains or losses recorded in earnings on the associated borrowings. We generally do not hedge more than 18 months in advance.

The net notional value of foreign exchange derivatives were as follows:

In Millions	May 31, 2026	May 25, 2025
Foreign exchange derivatives - notional amount	**$ 1,432.1**	$ 831.3

We also have net investments in foreign subsidiaries that are denominated in euros. We hedged a portion of these net investments by issuing euro-denominated commercial paper and foreign exchange forward contracts. A portion of these net investments are hedged with euro-denominated bonds as follows:

In Millions	May 31, 2026	May 25, 2025
Euro-denominated bonds - principal amount	**€ 5,084.5**	€ 4,742.8

As of May 31, 2026, we had deferred net foreign currency transaction losses of $218.7 million in AOCI associated with net investment hedging activity.

EQUITY INSTRUMENTS

Equity price movements affect our compensation expense as certain investments made by our employees in our deferred compensation plan are revalued. We use equity swaps to manage this risk. The net notional amount of our equity swap contracts, with maturity dates ranging from November 2026 through April 2027, were as follows:

In Millions	May 31, 2026	May 25, 2025
Equity swap contracts - notional amount	**$ 227.0**	$ 202.7

FAIR VALUE MEASUREMENTS AND FINANCIAL STATEMENT PRESENTATION

The fair values of our assets, liabilities, and derivative positions recorded at fair value and their respective levels in the fair value hierarchy as of May 31, 2026, and May 25, 2025, were as follows:

		May 31, 2026		May 25, 2025	
In Millions	**Fair Value Hierarchy Levels**	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Derivatives designated as hedging instruments:					
Interest rate contracts (a) (b)	**2**	**$ 0.8**	**$ (21.1)**	$ 5.0	$ (11.4)
Foreign exchange contracts (a) (c)	**2**	**4.7**	**(7.5)**	4.1	(13.5)
Total		**5.5**	**(28.6)**	9.1	(24.9)
Derivatives not designated as hedging instruments:					
Foreign exchange contracts (a) (c)	**2**	**1.6**	**(6.5)**	0.2	(1.3)
Commodity contracts (a) (d) (e)	**1, 2**	**40.3**	**(1.1)**	1.5	(7.6)
Grain contracts (a) (d)	**2**	**5.4**	**(1.4)**	2.2	(4.0)
Total		**47.3**	**(9.0)**	3.9	(12.9)
Other assets and liabilities reported at fair value:					
Marketable investments (a) (f) (g)	**1, 2**	**40.6**	**—**	7.2	—
Long-lived assets (h)	**2**	**1.5**	**—**	2.0	—
Total		**42.1**	**—**	9.2	—
Total assets, liabilities, and derivative positions recorded at fair value		**$ 94.9**	**$ (37.6)**	$ 22.2	$ (37.8)

(a) These contracts and investments are recorded as prepaid expenses and other current assets, other assets, other current liabilities or other liabilities, as appropriate, based on whether in a gain or loss position. Certain marketable investments are recorded as cash and cash equivalents.

(b) Based on Euribor, SOFR, and swap rates. As of May 31, 2026, the carrying amount of hedged debt designated as the hedged item in a fair value hedge was $1,603.5 million and was classified on the Consolidated Balance Sheets within long-term debt. As of May 31, 2026, the cumulative amount of fair value hedging basis adjustments was $20.9 million. As of May 25, 2025, the carrying amount of hedged debt designated as the hedged item in a fair value hedge was $2,280.6 million, of which $675.6 million and $1,605.0 million was classified on the Consolidated Balance Sheet within current portion of long-term debt and long-term debt, respectively. As of May 25, 2025, the cumulative amount of fair value hedging basis adjustments was $3.2 million.

(c) Based on observable market transactions of spot currency rates and forward currency prices.

(d) Based on prices of futures exchanges and recently reported transactions in the marketplace.

(e) Commodity contract assets as of May 31, 2026, include Level 2 assets of $40.3 million. Commodity contract liabilities as of May 31, 2026, include Level 2 liabilities of $1.1 million. Commodity contract assets as of May 25, 2025, include Level 1 and Level 2 assets of $0.6 million and $0.9 million, respectively. Commodity contract liabilities as of May 25, 2025, include Level 1 and Level 2 liabilities of $0.2 million and $7.4 million, respectively.

(f) Based on prices of common stock, mutual fund net asset values, and bond matrix pricing.

(g) Marketable investment assets as of May 31, 2026, include Level 1 and Level 2 assets of $4.6 million and $36.0 million, respectively. Marketable investment assets as of May 25, 2025, include Level 1 and Level 2 assets of $4.9 million and $2.3 million, respectively.

(h) In fiscal 2026 and 2025, we recorded $29.4 million of non-cash impairment charges and immaterial non-cash impairment charges, respectively, to write down certain long-lived assets to their fair value. Fair value was based on recently reported transactions for similar assets in the marketplace. These assets were associated with previously announced restructuring actions described in Note 4.

We did not significantly change our valuation techniques from prior periods.

The fair value of our long-term debt is estimated using Level 2 inputs based on quoted prices for those instruments. Where quoted prices are not available, fair value is estimated using discounted cash flows and market-based expectations for interest rates, credit risk and the contractual terms of the debt instruments. As of May 31, 2026, the fair value and carrying amount of our long-term debt, including the current portion, were $12,968.8 million and $13,469.6 million, respectively. As of May 25, 2025, the fair value and carrying amount of our long-term debt, including the current portion, were $13,579.5 million and $14,201.6 million, respectively.

Information related to our cash flow hedges, fair value hedges, and other derivatives not designated as hedging instruments for the fiscal years ended May 31, 2026, and May 25, 2025, follows:

	Interest Rate Contracts		Foreign Exchange Contracts		Equity Contracts		Commodity Contracts		Total	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
In Millions	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Derivatives in Cash Flow Hedging Relationships:										
Amount of gain (loss) recognized in OCI	**$ —**	$ 0.1	**$ 6.6**	$ (8.1)	**$ —**	$ —	**$ —**	$ —	**$ 6.6**	$ (8.0)
Amount of net gain (loss) reclassified from AOCI into earnings (a)	**1.4**	(0.2)	**(3.1)**	2.5	**—**	—	**—**	—	**(1.7)**	2.3
Derivatives in Fair Value Hedging Relationships:										
Amount of net gain recognized in earnings (b)	**3.4**	3.0	—	—	**—**	—	**—**	—	**3.4**	3.0
Derivatives Not Designated as Hedging Instruments:										
Amount of net gain (loss) recognized in earnings (c)	**$ —**	$ —	**$ 8.4**	$ (16.0)	**$ 38.4**	$ 6.3	**$ 67.9**	$ (22.0)	**$114.7**	$ (31.7)

(a) Gain (loss) reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts. For the fiscal year ended May 31, 2026, the amount of loss reclassified from AOCI into cost of sales was $4.2 million and the amount of gain reclassified from AOCI into SG&A was $1.1 million. For the fiscal year ended May 25, 2025, the amount of gain reclassified from AOCI into cost of sales was $12.7 million and the amount of loss reclassified from AOCI into SG&A was $10.2 million.

(b) Gain recognized in earnings is reported in interest, net for interest rate contracts.

(c) Gain (loss) recognized in earnings is reported in SG&A and after-tax earnings from joint ventures for foreign exchange contracts, SG&A for equity contracts, and cost of sales for commodity contracts.

The following tables reconcile the net fair values of assets and liabilities subject to offsetting arrangements that are recorded in our Consolidated Balance Sheets to the net fair values that could be reported in our Consolidated Balance Sheets:

In Millions	May 31, 2026 Gross Amount	Gross Amount Offset on Balance Sheet	Net Amount (a)	Gross Amount Not Offset on Balance Sheet (c)	Net Amount (b)	May 25, 2025 Gross Amount	Gross Amount Offset on Balance Sheet	Net Amount (a)	Gross Amount Not Offset on Balance Sheet (c)	Net Amount (b)
Assets:										
Commodity contracts	**$ 40.3**	**$ —**	**$ 40.3**	**$ (1.1)**	**$ 39.2**	$ 1.5	$ —	$ 1.5	$ (1.0)	$ 0.5
Interest rate contracts	**1.8**	**—**	**1.8**	**—**	**1.8**	4.6	—	4.6	(2.2)	2.4
Foreign exchange contracts	**7.6**	**—**	**7.6**	**(0.5)**	**7.1**	4.3	—	4.3	(3.8)	0.5
Equity contracts	**6.4**	**—**	**6.4**	**(6.0)**	**0.4**	3.8	—	3.8	(1.0)	2.8
Total	**$ 56.1**	**$ —**	**$ 56.1**	**$ (7.6)**	**$ 48.5**	$ 14.2	$ —	$ 14.2	$ (8.0)	$ 6.2
Liabilities:										
Commodity contracts	**$ (1.1)**	**$ —**	**$ (1.1)**	**$ 1.1**	**$ —**	$ (7.6)	$ —	$ (7.6)	$ 1.0	$ (6.6)
Interest rate contracts	**(21.2)**	**—**	**(21.2)**	**16.4**	**(4.8)**	(18.3)	—	(18.3)	2.2	(16.1)
Foreign exchange contracts	**(0.5)**	**—**	**(0.5)**	**0.5**	**—**	(14.8)	—	(14.8)	3.8	(11.0)
Equity contracts	**(14.0)**	**—**	**(14.0)**	**6.0**	**(8.0)**	(1.0)	—	(1.0)	1.0	—
Total	**$ (36.8)**	**$ —**	**$ (36.8)**	**$ 24.0**	**$ (12.8)**	$ (41.7)	$ —	$ (41.7)	$ 8.0	$ (33.7)

(a) Net fair value as recorded in our Consolidated Balance Sheets.
(b) Fair value of assets and liabilities reported on a gross basis in our Consolidated Balance Sheets.
(c) Fair value of assets or liabilities that could be reported net in our Consolidated Balance Sheets. As of May 31, 2026, this includes no collateral received and $16.4 million of collateral pledged related to derivative instruments. As of May 25, 2025, this includes no collateral received or pledged related to derivative instruments.

AMOUNTS RECORDED IN ACCUMULATED OTHER COMPREHENSIVE LOSS

As of May 31, 2026, the after-tax amounts of unrealized losses in AOCI related to hedge derivatives follows:

In Millions	After-Tax (Loss)/Gain
Unrealized loss from interest rate cash flow hedges	**$ (8.2)**
Unrealized gain from foreign currency cash flow hedges	**3.4**
After-tax loss in AOCI related to hedge derivatives	**$ (4.8)**

The net amount of pre-tax gains and losses in AOCI as of May 31, 2026, that we expect to be reclassified into net earnings within the next 12 months is a $3.9 million net loss.

CREDIT-RISK-RELATED CONTINGENT FEATURES

Certain of our derivative instruments contain provisions that require us to maintain an investment grade credit rating on our debt from each of the major credit rating agencies. If our debt were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 31, 2026, was $29.2 million. We have posted $16.4 million collateral under these contracts.

CONCENTRATIONS OF CREDIT AND COUNTERPARTY CREDIT RISK

During fiscal 2026, customer concentration was as follows:

Percent of total	Consolidated	North America Retail	North America Foodservice	International	North America Pet
Walmart (a):					
Net sales	22%	31%	11%	3%	17%
Accounts receivable		19%	8%	12%	19%
Five largest customers:					
Net sales		54%	57%	30%	66%

(a) Includes Walmart Inc. and its affiliates.

No customer other than Walmart accounted for 10 percent or more of our consolidated net sales.

We enter into interest rate, foreign exchange, and certain commodity and equity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of credit exposure to any one party. These transactions may expose us to potential losses due to the risk of nonperformance by these counterparties; however, we have not incurred a material loss. We also enter into commodity futures transactions through various regulated exchanges.

The amount of loss due to the credit risk of the counterparties, should the counterparties fail to perform according to the terms of the contracts, is $14.0 million. We have no collateral held against these contracts. Under the terms of our swap agreements, some of our transactions require collateral or other security to support financial instruments subject to threshold levels of exposure and counterparty credit risk. Collateral assets are either cash or U.S. Treasury instruments and are held in a trust account that we may access if the counterparty defaults.

We offer certain suppliers access to third-party services that allow them to view our scheduled payments online. The third-party services also allow suppliers to finance advances on our scheduled payments at the sole discretion of the supplier and the third party. We have no economic interest in these financing arrangements and no direct relationship with the suppliers, the third parties, or any financial institutions concerning these services, including not providing any form of guarantee and not pledging assets as security to the third parties or financial institutions. All of our accounts payable remain as obligations to our suppliers as stated in our supplier agreements.

The roll forward of our obligations payable to suppliers who utilize these third-party services is as follows:

In Millions	2026	2025
Balance as of beginning of fiscal year	**$ 1,427.5**	$ 1,404.4
Additions, including foreign currency translation	**4,130.8**	4,116.8
Payments	**(4,158.7)**	(4,093.7)
Balance as of end of fiscal year	**$ 1,399.6**	$ 1,427.5

As of May 31, 2026, $1,356.5 million of our obligations were included in accounts payable and $43.1 million were included in liabilities held for sale. As of May 25, 2025, $1,427.5 million of our obligations were included in accounts payable.

NOTE 9. DEBT

NOTES PAYABLE

The components of notes payable and their respective weighted-average interest rates at the end of the periods were as follows:

	May 31, 2026		May 25, 2025	
In Millions	Notes Payable	Weighted-Average Interest Rate	Notes Payable	Weighted-Average Interest Rate
U.S. commercial paper	**$ 60.0**	**3.8 %**	$ 669.4	4.5 %
Financial institutions	**8.4**	**4.6**	7.6	5.8
Total	**$ 68.4**	**3.9 %**	$ 677.0	4.5 %

To ensure availability of funds, we maintain bank credit lines and have commercial paper programs available to us in the United States and Europe.

The following table details the credit facilities and lines of credit we had available as of May 31, 2026:

In Millions	Borrowing Capacity	Borrowed Amount
Committed credit facility expiring October 2029	$ 2,700.0	$ —
Uncommitted credit facilities and lines of credit	774.5	8.4
Total	$ 3,474.5	$ 8.4

We are in compliance with all credit facility covenants.

LONG-TERM DEBT

In the fourth quarter of fiscal 2026, we issued €1.0 billion of 4.75 percent fixed-to-fixed reset rate Series A junior subordinated notes and €700.0 million of 5.25 percent fixed-to-fixed reset rate Series B junior subordinated notes, each due July 16, 2056. The interest rate of the Series A and Series B junior subordinated notes will reset on July 16, 2031 and July 16, 2034, respectively, and every fifth year thereafter. The Series A and Series B junior subordinated notes pay interest annually and may be redeemed at any time during the 90 days prior to their respective first interest reset date and on any interest payment date thereafter, in whole or in part at the principal amount thereof, and at certain other times at a defined redemption price, in each case plus accrued interest. We used the net proceeds to repay €250.0 million of floating-rate senior notes due April 22, 2026, $750.0 million of 3.2 percent fixed-rate senior notes due February 10, 2027, $500.0 million of 4.7 percent fixed-rate senior notes due January 30, 2027, a portion of our outstanding commercial paper, and for other general corporate purposes. The early redemption of certain senior notes resulted in a net $2.0 million loss, which was recorded in Interest, net in the Consolidated Statements of (Loss) Earnings.

In the third quarter of fiscal 2026, we repaid €600.0 million of 0.45 percent fixed-rate senior notes due January 15, 2026, using proceeds from the issuance of commercial paper and cash on hand.

In the second quarter of fiscal 2026, we repaid €500.0 million of 0.125 percent fixed-rate senior notes due November 15, 2025, with cash on hand.

In the fourth quarter of fiscal 2025, we issued €750.0 million of 3.6 percent fixed-rate senior notes due April 17, 2032. We used the net proceeds to repay $800.0 million of 4.0 percent fixed-rate senior notes due April 17, 2025, and a portion of our outstanding commercial paper, as well as for general corporate purposes.

In the third quarter of fiscal 2025, we repaid $500.0 million of 5.241 percent fixed-rate senior notes due November 18, 2025, using proceeds from the issuance of commercial paper.

In the second quarter of fiscal 2025, we issued $750.0 million of 4.875 percent fixed-rate senior notes due January 30, 2030. We used the net proceeds to fund the Whitebridge Pet Brands acquisition.

In the second quarter of fiscal 2025, we issued $750.0 million of 5.25 percent fixed-rate senior notes due January 30, 2035. We used the net proceeds to fund the Whitebridge Pet Brands acquisition.

In the second quarter of fiscal 2025, we issued €250.0 million of floating-rate senior notes due April 22, 2026. We used the net proceeds to repay €250.0 million of floating-rate senior notes due November 8, 2024.

In the second quarter of fiscal 2025, we issued €500.0 million of floating-rate senior notes due October 22, 2026. We used the net proceeds to repay €500.0 million of floating-rate senior notes due November 8, 2024.

A summary of our long-term debt is as follows:

In Millions, Except Weighted-Average Interest Rate	Weighted-Average Interest Rate (a)	May 31, 2026	May 25, 2025
Senior notes due fiscal 2026	**— %**	**$ —**	$ 1,533.9
Senior notes due fiscal 2027	**2.2**	**1,053.3**	2,276.5
Senior notes due fiscal 2028	**4.2**	**1,400.0**	1,400.0
Senior notes due fiscal 2029	**4.5**	**1,374.4**	1,352.2
Senior notes due fiscal 2030	**3.9**	**1,500.0**	1,500.0
Senior notes due fiscal 2031	**3.6**	**583.0**	568.1
Senior notes due fiscal 2032 - 2051	**4.2**	**5,858.7**	5,821.6
Junior subordinated notes due fiscal 2057 (b)	**5.0**	**1,982.0**	—
Net impact of unamortized debt discounts, debt issuance costs, interest rate swaps, and finance leases		**(281.8)**	(250.7)
Total debt		**13,469.6**	14,201.6
Less amount due within one year		**(1,053.6)**	(1,528.4)
Total long-term debt		**$ 12,416.0**	$ 12,673.2

(a) Weighted average interest rates as of May 31, 2026.
(b) The junior subordinated notes rank junior in right of payment to all of our existing senior notes.

The following table details the currency of our outstanding bonds:

In Millions	May 31, 2026	May 25, 2025
US Dollar	**$ 7,805.3**	$ 9,055.3
Euro	**$ 5,946.1**	$ 5,397.0

Certain of our long-term debt agreements contain restrictive covenants. We are in compliance with all long-term debt covenants.

Interest payments for fiscal 2026, fiscal 2025, and fiscal 2024 were as follows:

	Fiscal Year		
In Millions	2026	2025	2024
Cash interest payments	**$ 573.9**	$ 474.4	$ 464.4

NOTE 10. NONCONTROLLING INTERESTS

Our principal noncontrolling interest related to our General Mills Cereals, LLC (GMC) subsidiary. The third-party holder of the GMC Class A limited membership interest (GMC Class A Interests) received quarterly preferred distributions from available net income based on the application of a floating preferred return rate to the holder's capital account balance established in the most recent mark-to-market valuation. On June 1, 2024, the floating preferred return rate was reset to the sum of the three-month Term SOFR plus 261 basis points.

During the fourth quarter of fiscal 2025, we purchased the outstanding GMC Class A Interests from the third-party holder for $252.8 million. The purchase price reflected the GMC Class A Interests' original capital account balance of $242.3 million and $10.5 million primarily related to capital account appreciation attributable and paid to the third-party holder of the Class A Interests. The capital appreciation paid to the third-party holder of the Class A Interests was recorded as a direct reduction to retained earnings, a component of stockholders' equity, on the Consolidated Balance Sheets, and reduced net earnings available to common stockholders in our basic and diluted earnings per share (EPS) calculations.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of our non-wholly owned consolidated subsidiaries are included in our Consolidated Financial Statements. The third-party investor's share of the net earnings of these subsidiaries is reflected in net earnings attributable to noncontrolling interests in our Consolidated Statements of (Loss) Earnings.

NOTE 11. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

On June 27, 2022, our Board of Directors authorized the repurchase of up to 100 million shares of our common stock. Purchases under the authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no specified termination date.

Share repurchases were as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Shares of common stock	**10.0**	18.7	29.2
Aggregate purchase price	**$ 504.7**	$ 1,213.5	$ 2,021.2

During the first quarter of fiscal 2026, we entered into two accelerated share repurchase (ASR) agreements with an unrelated third party financial institution to repurchase an aggregate of $500.0 million of our shares of common stock. Under the ASR agreements, we paid an aggregate of $500.0 million and received an initial delivery of 7.5 million shares of our common stock in the first quarter of fiscal 2026.

The first ASR agreement was settled in the first quarter of fiscal 2026 with a final delivery of 1.2 million additional shares. The second ASR agreement was settled in the second quarter of fiscal 2026 with a final delivery of 1.3 million additional shares. We received a total of 10.0 million shares at an average price of $49.92, not including costs of execution or excise tax, under the ASR agreements.

The following tables provide details of total comprehensive (loss) income:

	Fiscal 2026			
	General Mills			Noncontrolling Interests
In Millions	**Pretax**	**Tax**	**Net**	**Net**
Net (loss) earnings, including earnings attributable to noncontrolling interests			**$ (87.6)**	**$ 2.3**
Other comprehensive income (loss):				
Foreign currency translation	**$ (17.6)**	**$ 28.3**	**10.7**	**—**
Net actuarial loss	**(57.9)**	**12.4**	**(45.5)**	**—**
Other fair value changes:				
Hedge derivatives	**6.7**	**(2.0)**	**4.7**	**—**
Reclassification to earnings:				
Hedge derivatives (a)	**(3.2)**	**1.1**	**(2.1)**	**—**
Amortization of losses and prior service costs (b)	**68.7**	**(13.8)**	**54.9**	**—**
Other comprehensive income	**$ (3.3)**	**$ 26.0**	**22.7**	**—**
Total comprehensive (loss) income			**$ (64.9)**	**$ 2.3**

(a) Gain reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts.

(b) Loss reclassified from AOCI into earnings is reported in benefit plan non-service income. In the second quarter of fiscal 2026, a $6.7 million loss related to a curtailment was reclassified from AOCI into earnings and is reported in restructuring, transformation, impairment and other exit costs in our Consolidated Statements of (Loss) Earnings.

	Fiscal 2025			
	General Mills			Noncontrolling Interests
In Millions	Pretax	Tax	Net	Net
Net earnings, including earnings attributable to noncontrolling interests			$ 2,295.2	$ 23.7
Other comprehensive (loss) income:				
Foreign currency translation	$ (161.9)	$ 46.6	(115.3)	0.4
Net actuarial gain	21.3	(4.1)	17.2	—
Other fair value changes:				
Hedge derivatives	(8.0)	0.6	(7.4)	—
Reclassification to earnings:				
Foreign currency translation (a)	33.9	—	33.9	—
Hedge derivatives (b)	(2.3)	2.1	(0.2)	—
Amortization of losses and prior service costs (c)	58.1	(11.6)	46.5	—
Other comprehensive (loss) income	$ (58.9)	$ 33.6	(25.3)	0.4
Total comprehensive income			$ 2,269.9	$ 24.1

(a) Loss reclassified from AOCI into earnings is reported in divestitures gain, net.
(b) Gain reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts.
(c) Loss reclassified from AOCI into earnings is reported in benefit plan non-service income.

	Fiscal 2024			
	General Mills			Noncontrolling Interests
In Millions	Pretax	Tax	Net	Net
Net earnings, including earnings attributable to noncontrolling interests			$ 2,496.6	$ 22.0
Other comprehensive (loss) income:				
Foreign currency translation	$ (98.4)	$ 11.7	(86.7)	0.1
Net actuarial loss	(239.4)	52.3	(187.1)	—
Other fair value changes:				
Hedge derivatives	(4.4)	1.2	(3.2)	—
Reclassification to earnings:				
Hedge derivatives (a)	(4.1)	1.6	(2.5)	—
Amortization of losses and prior service costs (b)	46.5	(9.8)	36.7	—
Other comprehensive (loss) income	$ (299.8)	$ 57.0	(242.8)	0.1
Total comprehensive income			$ 2,253.8	$ 22.1

(a) Gain reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts
(b) Loss reclassified from AOCI into earnings is reported in benefit plan non-service income.

In fiscal 2026, 2025, and 2024, except for certain reclassifications to earnings, changes in other comprehensive (loss) income were primarily non-cash items.

Accumulated other comprehensive loss balances, net of tax effects, were as follows:

In Millions	May 31, 2026	May 25, 2025
Foreign currency translation adjustments	**$ (866.0)**	$ (876.7)
Unrealized loss from hedge derivatives	**(4.8)**	(7.4)
Pension, other postretirement, and postemployment benefits:		
Net actuarial loss	**(1,698.3)**	(1,726.8)
Prior service credits	**46.8**	65.9
Accumulated other comprehensive loss	**$ (2,522.3)**	$ (2,545.0)

NOTE 12. STOCK PLANS

We use broad-based stock plans to help ensure that management's interests are aligned with those of our shareholders. As of May 31, 2026, a total of 25.9 million shares were available for grant in the form of stock options, restricted stock, restricted stock units, and shares of unrestricted stock under the 2022 Stock Compensation Plan (2022 Plan). The 2022 Plan also provides for the issuance of cash-settled share-based units, stock appreciation rights, and performance-based stock awards. Stock-based awards now outstanding include some granted under the 2017 Stock Compensation Plan, under which no further awards may be granted. The stock plans provide for potential accelerated vesting of awards upon retirement, termination, or death of eligible employees and directors.

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option-pricing model were as follows:

	Fiscal Year		
	2026	**2025**	**2024**
Estimated fair values of stock options granted	**$ 9.45**	$ 13.26	$ 17.47
Assumptions:			
Risk-free interest rate	**4.2 %**	4.5 %	4.0 %
Expected term	**8.0 years**	8.5 years	8.5 years
Expected volatility	**22.3 %**	21.6 %	21.5 %
Dividend yield	**4.7 %**	3.8 %	2.8 %

We estimate the fair value of each option on the grant date using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility using the historical volatility over the expected term of the option, excluding time periods of volatility we believe a marketplace participant would exclude in estimating our stock price volatility. We also have considered, but did not use, implied volatility in our estimate, because trading activity in options on our stock, especially those with tenors of greater than 6 months, is insufficient to provide a reliable measure of expected volatility.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercises and employee terminations within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table above. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a windfall tax benefit) is presented in our Consolidated Statements of Cash Flows as an operating cash flow. Realized windfall tax benefits and shortfall tax deficiencies related to the exercise or vesting of stock-based awards are recognized in the Consolidated Statements of (Loss) Earnings.

(Shortfall) windfall tax benefits from stock-based payments in income tax expense in our Consolidated Statements of (Loss) Earnings were as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
(Shortfall) windfall tax benefits from stock-based payments	**$ (1.7)**	$ 5.3	$ 10.2

Under the 2022 Plan, options may be priced at 100 percent or more of the fair market value on the date of grant, generally issued with four-year graded vesting or four-year cliff vesting. Options generally expire within 10 years and one month after the date of grant. As of May 31, 2026, stock option awards outstanding include some granted under the 2017 Stock Compensation Plan.

Information on stock option activity follows:

	Options Outstanding (Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Millions)
Balance as of May 25, 2025	12,433.6	$ 59.84	4.7	$ 14.4
Granted	1,566.6	51.81		
Exercised	(3.4)	46.06		
Forfeited or expired	(665.3)	57.70		
Outstanding as of May 31, 2026	**13,331.5**	**$ 59.00**	**4.4**	**$ —**
Exercisable as of May 31, 2026	**9,444.5**	**$ 57.61**	**2.9**	**$ —**

Stock-based compensation expense related to stock option awards was as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Compensation expense related to stock option awards	**$ 15.2**	$ 15.8	$ 13.9

Net cash proceeds from the exercise of stock options less shares used for minimum withholding taxes and the intrinsic value of options exercised were as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Net cash proceeds	**$ 0.5**	$ 43.0	$ 25.5
Intrinsic value of options exercised	**$ —**	$ 11.7	$ 7.6

Restricted Stock, Restricted Stock Units, and Performance Share Units

Stock and units settled in stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 2022 Plan. Under the 2022 Plan, restricted stock and restricted stock units are generally issued with four-year graded vesting or four-year cliff vesting. Performance share units are earned primarily based on our future achievement of three-year goals for average organic net sales growth and cumulative operating cash flow and a relative total shareholder return modifier. Performance share units are settled in common stock and are generally subject to a three-year performance and vesting period. The sale or transfer of these awards is restricted during the vesting period. Participants holding restricted stock, but not restricted stock units or performance share units, are entitled to vote on matters submitted to holders of common stock for a vote. These awards accumulate dividends from the date of grant, but participants only receive payment if the awards vest. As of May 31, 2026, restricted stock units and performance share units include some granted under the 2017 Stock Compensation Plan.

Information on restricted stock unit and performance share unit activity follows:

	Equity Classified		Liability Classified	
	Share-Settled Units (Thousands)	Weighted-Average Grant-Date Fair Value	Share-Settled Units (Thousands)	Weighted-Average Grant-Date Fair Value
Non-vested as of May 25, 2025	4,090.3	$ 66.90	58.9	$ 66.63
Granted	2,058.5	51.10	33.2	50.89
Vested	(1,663.8)	65.31	(25.8)	64.39
Forfeited	(845.4)	59.67	(3.5)	61.23
Non-vested as of May 31, 2026	**3,639.6**	**$ 60.37**	**62.8**	**$ 59.53**

	Fiscal Year		
	2026	**2025**	**2024**
Number of units granted (thousands)	**2,091.7**	1,698.0	1,517.8
Weighted-average price per unit	**$ 51.09**	$ 63.37	$ 73.38

The total grant-date fair value of restricted stock unit awards that vested was $110.3 million in fiscal 2026, $113.8 million in fiscal 2025, and $92.9 million in fiscal 2024.

As of May 31, 2026, unrecognized compensation expense related to non-vested stock options, restricted stock units, and performance share units was $109.4 million. This expense will be recognized over 21 months, on average.

Stock-based compensation expense related to restricted stock units and performance share units was as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Compensation expense related to restricted stock units and performance share units	**$ 64.2**	$ 75.9	$ 81.4

Compensation expense related to stock-based payments recognized in our Consolidated Statements of (Loss) Earnings includes amounts recognized in restructuring, transformation, impairment, and other exit costs for fiscal year 2026.

NOTE 13. EARNINGS PER SHARE

Basic and diluted EPS were calculated using the following:

In Millions, Except per Share Data	Fiscal Year 2026	2025	2024
Net (loss) earnings attributable to General Mills - as reported	**$ (87.6)**	$ 2,295.2	$ 2,496.6
Capital appreciation paid on Class A Interests in GMC (a)	—	(10.5)	—
Net (loss) earnings for EPS calculation	**$ (87.6)**	$ 2,284.7	$ 2,496.6
Average number of common shares - basic EPS	**537.7**	554.5	575.5
Incremental share effect from: (b) (c)			
Stock options	—	1.2	1.8
Restricted stock units and performance share units	—	1.8	2.2
Average number of common shares - diluted EPS	**537.7**	557.5	579.5
(Loss) earnings per share — basic	**$ (0.16)**	$ 4.12	$ 4.34
(Loss) earnings per share — diluted	**$ (0.16)**	$ 4.10	$ 4.31

(a) Please see Note 10 for additional information.

(b) Incremental shares from stock options, restricted stock units, and performance share units are computed by the treasury stock method. Stock options, restricted stock units, and performance share units excluded from our computation of diluted EPS because they were not dilutive were as follows:

In Millions	Fiscal Year 2026	2025	2024
Anti-dilutive stock options, restricted stock units, and performance share units (c)	**15.1**	4.7	2.1

(c) During fiscal 2026, we reported a net loss attributable to General Mills. Inclusion of dilutive shares would result in a lower loss per share. As a result, the dilutive shares are considered to be antidilutive and were excluded from the calculation of diluted EPS for fiscal 2026.

NOTE 14. RETIREMENT BENEFITS AND POSTEMPLOYMENT BENEFITS

Defined Benefit Pension Plans

We have defined benefit pension plans covering many employees in the United States, Canada, Switzerland, and the United Kingdom. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made no voluntary contributions to our principal U.S. plans in fiscal 2026 or fiscal 2025. We do not expect to be required to make any contributions to our principal U.S. plans in fiscal 2027. Our principal U.S. retirement plan covering salaried employees has a provision that any excess pension assets would be allocated to active participants if the plan is terminated within five years of a change in control. All salaried employees hired on or after June 1, 2013, are eligible for a retirement program that does not include a defined benefit pension plan.

Other Postretirement Benefit Plans

We also sponsor plans that provide health care benefits to many of our retirees in the United States, Canada, and Brazil. The U.S. salaried health care benefit plan is contributory, with retiree contributions based on years of service. We make decisions to fund related trusts for certain employees and retirees on an annual basis. We made no voluntary contributions to these plans in fiscal 2026 or fiscal 2025. We do not expect to be required to make any contributions to these plans in fiscal 2027.

Health Care Cost Trend Rates

Assumed health care cost trends are as follows:

	Fiscal Year	
	2026	2025
Health care cost trend rate for next year	**7.7% and 7.7%**	7.9% and 7.9%
Rate to which the cost trend rate is assumed to decline (ultimate rate)	**4.5 %**	4.5 %
Year that the rate reaches the ultimate trend rate	**2034**	2034

We review our health care cost trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our initial health care cost trend rate assumption is 7.7 percent for retirees age 65 and over and for retirees under age 65 at the end of fiscal 2026. Rates are graded down annually until the ultimate trend rate of 4.5 percent is reached in 2034 for all retirees. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

Postemployment Benefit Plans

Under certain circumstances, we also provide accruable benefits, primarily severance and gratuity, to former and inactive employees in the United States, Canada, Mexico, and other foreign jurisdictions. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

Summarized financial information about defined benefit pension, other postretirement benefit, and postemployment benefit plans is presented below:

In Millions	Defined Benefit Pension Plans Fiscal Year 2026	Defined Benefit Pension Plans Fiscal Year 2025	Other Postretirement Benefit Plans Fiscal Year 2026	Other Postretirement Benefit Plans Fiscal Year 2025	Postemployment Benefit Plans Fiscal Year 2026	Postemployment Benefit Plans Fiscal Year 2025
Change in Plan Assets:						
Fair value at beginning of year	**$ 5,317.2**	$ 5,439.7	**$ 458.0**	$ 463.2		
Actual return on assets	**383.4**	188.6	**61.5**	35.7		
Employer contributions	**31.6**	30.7	**0.1**	0.1		
Plan participant contributions	**3.6**	2.4	**6.6**	6.6		
Benefits payments	**(359.6)**	(349.5)	**(44.5)**	(47.6)		
Foreign currency	**0.2**	5.3	**—**	—		
Fair value at end of year (a)	**$ 5,376.4**	$ 5,317.2	**$ 481.7**	$ 458.0		
Change in Projected Benefit Obligation:						
Benefit obligation at beginning of year	**$ 5,627.5**	$ 5,801.7	**$ 337.4**	$ 403.0	**$ 123.1**	$ 129.0
Service cost	**42.2**	51.8	**2.3**	4.3	**6.9**	7.0
Interest cost	**291.5**	306.9	**16.4**	21.1	**3.5**	4.0
Plan amendment	**2.2**	0.4	**3.1**	—	**—**	—
Curtailment/other	**—**	—	**(0.5)**	—	**7.0**	8.1
Plan participant contributions	**3.6**	2.4	**6.6**	6.6	**—**	—
Actuarial loss (gain)	**50.0**	(191.4)	**4.4**	(48.1)	**(5.4)**	(2.1)
Benefits payments	**(359.6)**	(349.5)	**(49.8)**	(49.0)	**(17.3)**	(22.9)
Reclassified to liabilities held for sale (b)	**—**	—	**(4.3)**	—	**—**	—
Foreign currency	**1.7**	5.2	**—**	(0.5)	**—**	—
Projected benefit obligation at end of year (a)	**$ 5,659.1**	$ 5,627.5	**$ 315.6**	$ 337.4	**$ 117.8**	$ 123.1
Plan assets (less) more than benefit obligation as of fiscal year end	**$ (282.7)**	$ (310.3)	**$ 166.1**	$ 120.6	**$ (117.8)**	$ (123.1)

(a) Plan assets and obligations are measured as of May 31, 2026, and May 31, 2025.
(b) Relates to our held for sale business in Brazil. Please see Note 3 for additional information on other postretirement benefit plan liabilities classified as held for sale as of May 31, 2026.

During fiscal 2026, defined benefit pension obligations remained relatively flat and the decrease in other postretirement obligations was primarily driven by lower interest and service costs. During fiscal 2025, the decrease in defined benefit pension obligations was primarily driven by actuarial gains due to an increase in the discount rate, and the decrease in other postretirement obligations was primarily driven by actuarial gains due to plan experience.

As of May 31, 2026, other postretirement benefit plans had benefit obligations of $4.9 million that are unfunded. In addition, $4.3 million of unfunded benefit obligations for other postretirement benefit plans were classified as held for sale as of May 31, 2026. As of May 25, 2025, other postretirement benefit plans had benefit obligations of $9.4 million that are unfunded. Postemployment benefit plans are not funded and had benefit obligations of $117.8 million and $123.1 million as of May 31, 2026, and May 25, 2025, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $5,605.6 million as of May 31, 2026, and $5,540.2 million as of May 25, 2025.

Amounts recognized in AOCI as of May 31, 2026, and May 25, 2025, are as follows:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans		Total	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
In Millions	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Net actuarial (loss) gain	**$ (1,911.3)**	$ (1,935.4)	**$ 212.1**	$ 212.7	**$ 0.9**	$ (4.1)	**$ (1,698.3)**	$ (1,726.8)
Prior service (costs) credits	**(6.3)**	(7.5)	**48.0**	67.4	**5.1**	6.0	**46.8**	65.9
Amounts recorded in accumulated other comprehensive loss	**$ (1,917.6)**	$ (1,942.9)	**$ 260.1**	$ 280.1	**$ 6.0**	$ 1.9	**$ (1,651.5)**	$ (1,660.9)

Plans with accumulated benefit obligations in excess of plan assets as of May 31, 2026, and May 25, 2025, are as follows:

	Defined Benefit Pension Plans	
	Fiscal Year	
In Millions	**2026**	**2025**
Projected benefit obligation	**$ 453.4**	$ 449.7
Accumulated benefit obligation	**446.4**	440.1
Plan assets at fair value	**$ 20.7**	$ 16.3

Components of net periodic benefit expense are as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans			Postemployment Benefit Plans		
	Fiscal Year			Fiscal Year			Fiscal Year		
In Millions	**2026**	**2025**	**2024**	**2026**	**2025**	**2024**	**2026**	**2025**	**2024**
Service cost	**$ 42.2**	$ 51.8	$ 56.8	**$ 2.3**	$ 4.3	$ 4.7	**$ 6.9**	$ 7.0	$ 7.4
Interest cost	**291.5**	306.9	296.5	**16.4**	21.1	21.3	**3.5**	4.0	4.0
Expected return on plan assets	**(405.3)**	(420.1)	(417.7)	**(33.6)**	(35.9)	(34.7)	**—**	—	—
Amortization of losses (gains)	**108.7**	100.4	86.5	**(25.9)**	(20.5)	(20.4)	**0.3**	0.5	0.1
Amortization of prior service costs (credits)	**1.2**	1.4	1.8	**(21.2)**	(22.1)	(21.8)	**(1.1)**	(1.6)	0.3
Other adjustments	**—**	—	—	**—**	—	—	**7.7**	11.5	8.3
Settlement or curtailment loss (gain)	**6.7**	—	(4.0)	**(0.5)**	—	—	**—**	—	—
Net expense (income)	**$ 45.0**	$ 40.4	$ 19.9	**$ (62.5)**	$ (53.1)	$ (50.9)	**$ 17.3**	$ 21.4	$ 20.1

Assumptions

Weighted-average assumptions used to determine fiscal year-end benefit obligations are as follows:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	Fiscal Year		Fiscal Year		Fiscal Year	
	2026	**2025**	**2026**	**2025**	**2026**	**2025**
Discount rate	**5.72 %**	5.79 %	**5.54 %**	5.67 %	**4.97 %**	5.04 %
Rate of salary increases	**3.87**	3.88	**—**	—	**4.12**	4.13

Weighted-average assumptions used to determine fiscal year net periodic benefit expense are as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans			Postemployment Benefit Plans		
	Fiscal Year			Fiscal Year			Fiscal Year		
	2026	**2025**	**2024**	**2026**	**2025**	**2024**	**2026**	**2025**	**2024**
Discount rate	**5.79 %**	5.52 %	5.18 %	**5.67 %**	5.52 %	5.19 %	**5.04 %**	5.05 %	4.55 %
Service cost effective rate	**6.02**	5.58	5.27	**6.11**	5.58	5.15	**5.42**	5.37	5.00
Interest cost effective rate	**5.32**	5.40	5.06	**5.34**	5.38	4.96	**4.91**	5.05	4.61
Rate of salary increases	**3.88**	4.23	4.20	**—**	—	—	**4.13**	4.46	4.46
Expected long-term rate of return on plan assets	**7.52**	7.63	7.13	**7.35**	7.79	7.34	**—**	—	—

Discount Rates

We estimate the service and interest cost components of the net periodic benefit expense for our United States and most of our international defined benefit pension, other postretirement benefit, and postemployment benefit plans utilizing a full yield curve approach by applying the specific spot rates along the yield curve used to determine the benefit obligation to the relevant projected cash flows. Our discount rate assumptions are determined annually as of May 31 for our defined benefit pension, other postretirement benefit, and postemployment benefit plan obligations. We also use discount rates as of May 31 to determine defined benefit pension, other postretirement benefit, and postemployment benefit plan income and expense for the following fiscal year. We work with our outside actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using the Aa Above Median corporate bond yield, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Fair Value of Plan Assets

The fair values of our pension and postretirement benefit plans' assets and their respective levels in the fair value hierarchy by asset category were as follows:

	May 31, 2026				May 31, 2025			
In Millions	Level 1	Level 2	Level 3	Total Assets	Level 1	Level 2	Level 3	Total Assets
Fair value measurement of pension plan assets:								
Equity (a)	$ 200.3	$ 375.9	$ —	$ 576.2	$ 200.6	$ 383.8	$ —	$ 584.4
Fixed income (b)	1,476.4	2,268.0	—	3,744.4	1,529.7	2,019.2	—	3,548.9
Real asset investments (c)	55.6	—	—	55.6	59.7	—	—	59.7
Other investments (d)	—	—	0.1	0.1	—	—	0.1	0.1
Cash and accruals	96.6	0.1	—	96.7	137.2	0.1	—	137.3
Fair value measurement of pension plan assets	$ 1,828.9	$ 2,644.0	$ 0.1	$ 4,473.0	$ 1,927.2	$ 2,403.1	$ 0.1	$ 4,330.4
Assets measured at net asset value (e)				903.4				986.8
Total pension plan assets				$ 5,376.4				$ 5,317.2
Fair value measurement of postretirement benefit plan assets:								
Fixed income (b)	$ 87.1	$ —	$ —	$ 87.1	$ 90.5	$ —	$ —	$ 90.5
Cash and accruals	40.0	—	—	40.0	33.7	—	—	33.7
Fair value measurement of postretirement benefit plan assets	$ 127.1	$ —	$ —	$ 127.1	$ 124.2	$ —	$ —	$ 124.2
Assets measured at net asset value (e)				354.6				333.8
Total postretirement benefit plan assets				$ 481.7				$ 458.0

(a) Primarily publicly traded common stock for purposes of total return and to maintain equity exposure consistent with policy allocations. Investments include: United States and international public equity securities, mutual funds, and equity futures valued at closing prices from national exchanges, commingled funds valued at fair value using the unit values provided by the investment managers.

(b) Primarily government and corporate debt securities and futures for purposes of total return, managing fixed income exposure to policy allocations, and duration targets. Investments include: fixed income securities and bond derivatives generally valued at closing prices from national exchanges, fixed income pricing models, and independent financial analysts; and fixed income commingled funds valued at unit values provided by the investment managers, which are based on the fair value of the underlying investments.

(c) Publicly traded common stocks in energy, real estate, and infrastructure for the purpose of total return, which are generally valued at closing prices from national exchanges.

(d) Insurance and annuity contracts to provide a stable stream of income for pension retirees. Fair values are based on the fair value of the underlying investments and contract fair values established by the providers.

(e) Primarily limited partnerships, trust-owned life insurance, common collective trusts, and certain private equity securities that are measured at fair value using the net asset value per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

There were no transfers into level 3 investments in fiscal 2026 or fiscal 2025.

Expected Rate of Return on Plan Assets

Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan; however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

Weighted-average asset allocations for our defined benefit pension and other postretirement benefit plans are as follows:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans	
	Fiscal Year		Fiscal Year	
	2026	2025	2026	2025
Asset category:				
United States equities	**6.4 %**	6.4 %	**24.3 %**	26.0 %
International equities	**4.0**	4.4	**12.6**	14.9
Private equities	**7.9**	9.3	**7.2**	9.1
Fixed income	**73.6**	70.9	**55.9**	50.0
Real assets	**8.1**	9.0	**—**	—
Total	**100.0 %**	100.0 %	**100.0 %**	100.0 %

The investment objective for our defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to maintain the funded status of our qualified plans. The defined benefit pension plan and other postretirement benefit plan portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the U.S. defined benefit pension plans, the long-term investment policy allocation is: 8 percent to equities in the United States; 4 percent to international equities; 7 percent to private equities; 73 percent to fixed income; and 8 percent to real assets (real estate, energy, and infrastructure). For other U.S. postretirement benefit plans, the long-term investment policy allocations are: 23 percent to equities in the United States; 12 percent to international equities; 5 percent to total private equities; and 60 percent to fixed income. The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

Contributions and Future Benefit Payments

We do not expect to be required to make contributions to our defined benefit pension, other postretirement benefit, and postemployment benefit plans in fiscal 2027. Actual fiscal 2027 contributions could exceed our current projections, as influenced by our decision to undertake discretionary funding of our benefit trusts and future changes in regulatory requirements. Estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid from fiscal 2027 to fiscal 2036 as follows:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans Gross Payments	Postemployment Benefit Plans
Fiscal 2027	$ 372.6	$ 30.9	$ 21.6
Fiscal 2028	377.2	30.0	18.1
Fiscal 2029	381.6	29.2	16.2
Fiscal 2030	385.4	28.6	14.7
Fiscal 2031	389.2	27.4	13.6
Fiscal 2032 - 2036	1,969.5	125.3	58.5

Defined Contribution Plans

The General Mills Savings Plan is a defined contribution plan that covers domestic salaried, hourly, nonunion, and certain union employees. This plan is a 401(k) savings plan that includes a number of investment funds, including a Company stock fund and an Employee Stock Ownership Plan (ESOP). Effective October 1, 2025, General Mills merged a money purchase plan for certain domestic hourly employees into the General Mills Savings Plan. Assets of $20.1 million were transferred into the General Mills Savings Plan, and no separate assets remained in the money purchase plan as of May 31, 2026. We also sponsor defined contribution plans in many of our foreign locations. Our total recognized expense related to defined contribution plans was $97.6 million in fiscal 2026, $96.1 million in fiscal 2025, and $94.0 million in fiscal 2024.

We match a percentage of employee contributions to the General Mills Savings Plan. The Company match is directed to investment options of the participant's choosing. The number of shares of our common stock allocated to participants in the ESOP was 2.9 million as of May 31, 2026, and 3.2 million as of May 25, 2025. The ESOP's only assets are our common stock and temporary cash balances.

The Company stock fund and the ESOP collectively held $172.6 million and $292.7 million of Company common stock as of May 31, 2026, and May 25, 2025, respectively.

NOTE 15. INCOME TAXES

The components of earnings before income taxes and after-tax (loss) earnings from joint ventures and the corresponding income taxes thereon are as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Earnings before income taxes and after-tax (loss) earnings from joint ventures:			
United States	**$ 441.7**	$ 2,493.2	$ 2,907.0
Foreign	**(36.2)**	341.8	121.3
Total earnings before income taxes and after-tax earnings (loss) from joint ventures	**$ 405.5**	$ 2,835.0	$ 3,028.3
Income taxes:			
Currently payable:			
Federal	**$ 101.2**	$ 549.0	$ 512.8
State and local	**65.6**	80.1	72.0
Foreign	**44.3**	65.5	58.2
Total current	**211.1**	694.6	643.0
Deferred:			
Federal	**216.7**	(62.6)	27.4
State and local	**1.9**	(3.3)	9.7
Foreign	**(15.4)**	(55.0)	(85.6)
Total deferred	**203.2**	(120.9)	(48.5)
Total:			
Federal	**317.9**	486.4	540.2
State and local	**67.5**	76.8	81.7
Foreign	**28.9**	10.5	(27.4)
Total income taxes	**$ 414.3**	$ 573.7	$ 594.5

In fiscal 2026, we recorded a $1,500.0 million impairment charge related to the North America Pet reporting unit goodwill, which is not deductible for tax purposes. Please see Note 6 for additional information.

The following table reconciles the United States federal statutory income tax with our effective income tax for fiscal 2026:

		Amount	Percent
United States federal statutory tax	$	**85.2**	21.0%
State and local income taxes, net of federal tax benefits (a)		**53.0**	13.1
Foreign tax effects			
Switzerland			
Basis difference		**45.3**	11.2
Other		**(5.2)**	(1.3)
Other foreign jurisdictions		**11.3**	2.8
Effect of cross-border laws (b)		**(3.6)**	(0.9)
Tax Credits			
Research and development		**(17.5)**	(4.3)
Other		**(14.0)**	(3.4)
Changes in valuation allowances		**(33.1)**	(8.2)
Nontaxable or nondeductible items			
Nondeductible goodwill		**347.5**	85.7
Other		**5.5**	1.4
Changes in unrecognized tax benefits		**(9.5)**	(2.4)
Other adjustments			
Basis difference		**(61.7)**	(15.2)
Other		**11.1**	2.7
Effective income tax	**$**	**414.3**	**102.2%**

(a) State taxes in California, Georgia, Illinois, New Jersey, Pennsylvania, Texas, and Wisconsin comprised the majority (greater than 50 percent) of the tax effect in this category.
(b) Includes the impact of any tax credits.

The following table reconciles the United States federal statutory income tax rate to the effective income tax rate for fiscal 2025 and fiscal 2024.

	Fiscal Year	
	2025	**2024**
United States federal statutory tax	21.0 %	21.0 %
State and local income taxes, net of federal tax benefits	2.1	2.1
Foreign rate differences	(1.7)	(1.6)
Research and development tax credit	(1.5)	(1.2)
Stock based compensation	(0.2)	(0.3)
Divestitures, net	(0.3)	—
Other, net	0.8	(0.4)
Effective income tax rate	20.2%	19.6%

Net income tax payments for fiscal 2026 were as follows:

In Millions	Fiscal Year 2026
United States — federal	**$ 258.7**
United States — state and local	**72.1**
Foreign	**60.1**
Total income taxes paid, net of refunds	**$ 390.9**

Net income tax payments for fiscal 2025 and fiscal 2024 were as follows:

	Fiscal Year	
In Millions	2025	2024
Total income taxes paid, net of refunds	$ 599.2	$ 660.5

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions	May 31, 2026	May 25, 2025
Accrued liabilities	**$ 40.4**	$ 42.9
Compensation and employee benefits	**119.1**	144.3
Unrealized hedges	**17.5**	23.1
Pension	**62.9**	74.2
Tax credit carryforwards	**89.8**	58.1
Stock, partnership, and miscellaneous investments	**2.8**	4.0
Capitalized research and development	**39.8**	305.5
Prepayments	**—**	65.9
Capital losses	**26.5**	28.5
Net operating losses	**35.7**	265.2
Other	**138.3**	161.1
Gross deferred tax assets	**572.8**	1,172.8
Valuation allowance	**214.6**	253.7
Net deferred tax assets	**358.2**	919.1
Brands	**1,341.5**	1,436.0
Fixed assets	**394.3**	496.1
Intangible assets	**199.0**	247.3
Inventories	**33.7**	31.3
Stock, partnership, and miscellaneous investments	**532.5**	512.2
Other	**123.0**	110.9
Gross deferred tax liabilities	**2,624.0**	2,833.8
Net deferred tax liability	**$ 2,265.8**	$ 1,914.7

We have established a valuation allowance against certain of the categories of deferred tax assets described above as current evidence does not suggest we will realize sufficient taxable income of the appropriate character (e.g., ordinary income versus capital gain income) within the carryforward period to allow us to realize these deferred tax benefits.

Deferred income taxes classified as held for sale as of May 31, 2026, are excluded from the amounts above. See Note 3 for additional information.

Information about our valuation allowance follows:

In Millions		May 31, 2026
Pillsbury acquisition losses	$	**109.0**
State and foreign loss carryforwards		**50.1**
Capital loss carryforwards		**26.5**
Other		**29.0**
Total	$	**214.6**

As of May 31, 2026, we believe it is more-likely-than-not that the remainder of our deferred tax assets are realizable.

Information about our tax loss carryforwards follows:

In Millions		May 31, 2026
Foreign loss carryforwards	$	**28.0**
Federal operating loss carryforwards		**1.3**
State operating loss carryforwards		**6.4**
Total tax loss carryforwards	$	**35.7**

Our foreign loss carryforwards expire as follows:

In Millions		May 31, 2026
Expire in fiscal 2027 and 2028	$	**1.3**
Expire in fiscal 2029 and beyond		**9.2**
Do not expire		**17.5**
Total foreign loss carryforwards	$	**28.0**

On July 4, 2025, legislation known as the One Big Beautiful Bill Act (OBBBA) was signed into law. The OBBBA makes changes to the United States corporate income tax system, including, among other provisions, the immediate expensing of research and development expenditures, and 100 percent bonus depreciation on qualified property. The impacts of the OBBBA are reflected in our results for the fiscal year ended May 31, 2026, and there was no material impact to our income tax expense. As of the fiscal year ended May 31, 2026, certain provisions of the OBBBA have impacted the timing of cash tax payments.

In December 2021, the Organization for Economic Cooperation and Development (OECD) established a framework, referred to as Pillar 2, designed to ensure large multinational enterprises pay a minimum 15 percent level of tax on the income arising in each jurisdiction in which they operate. Numerous countries have already enacted the OECD model rules effective for taxable years beginning after December 31, 2023, which for us was fiscal 2025. There was no material impact on our consolidated financial statements. Several other countries have enacted or drafted legislation that is not yet effective for us, and we do not expect this legislation to have a material impact on our consolidated financial statements. We will continue to monitor for new legislation and guidance and evaluate any potential impact on our consolidated financial statements.

As of May 31, 2026, we have not recognized a deferred tax liability for unremitted earnings from foreign operations because we currently believe our subsidiaries have invested the undistributed earnings indefinitely or the earnings will be remitted in a tax-neutral transaction. It is not practicable for us to determine the amount of unrecognized tax expense on these reinvested earnings. Deferred taxes are recorded for earnings of our foreign operations when we determine that such earnings are no longer indefinitely reinvested. All earnings prior to fiscal 2018 remain permanently reinvested. Earnings from fiscal 2018 and later are not permanently reinvested and local country withholding taxes are recorded on earnings each year.

We are subject to federal income taxes in the United States as well as various state, local, and foreign jurisdictions. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our liabilities for income taxes reflect the most likely outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdiction is the United States (federal and state). Various tax examinations by United States state taxing authorities could be conducted for any open tax year, which vary by jurisdiction, but are generally from 3 to 5 years.

The Internal Revenue Service (IRS) is currently auditing our federal tax returns for fiscal 2018 through 2022. Several state and foreign examinations are currently in progress. We do not expect these examinations to result in a material impact on our results of operations or financial position. During fiscal 2024, we received a notice of proposed adjustment from the IRS associated with a capital loss from fiscal 2019. We believe that we have meritorious defense against this assessment and will vigorously defend our position. We do not expect the resolution of the proposed adjustment to have a material impact on our financial position or liquidity. We have effectively settled all issues with the IRS for fiscal years 2015 and prior.

The Brazilian tax authority, Secretaria da Receita Federal do Brasil (RFB), has concluded audits of our 2012 through 2020 tax return years. These audits included a review of our determinations of amortization of certain goodwill arising from the acquisition of Yoki Alimentos S.A. The RFB has proposed adjustments that effectively eliminate the goodwill amortization benefits related to this transaction. We believe we have meritorious defenses and intend to continue to contest the disallowance for all years. Tax return years 2012 through 2013 have been resolved with no adjustments.

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the period of such change.

The following table sets forth changes in our total gross unrecognized tax benefit liabilities, excluding accrued interest, for fiscal 2026 and fiscal 2025. Approximately $94.5 million of this total in fiscal 2026 represents the amount that, if recognized, would affect our effective income tax rate in future periods. This amount differs from the gross unrecognized tax benefits presented in the table because certain portions of the liabilities below would impact deferred taxes if recognized. We also would record a decrease in U.S. federal income taxes upon recognition of the state tax benefits included therein. Our unrecognized tax benefit liability was classified in other liabilities.

	Fiscal Year	
In Millions	**2026**	**2025**
Balance, beginning of year	**$ 199.0**	$ 149.0
Tax positions related to current year:		
Additions	**51.2**	48.7
Tax positions related to prior years:		
Additions	**2.8**	13.0
Reductions	**(38.1)**	(2.8)
Settlements	**(6.3)**	(2.6)
Lapses in statutes of limitations	**(4.7)**	(6.3)
Balance, end of year	**$ 203.9**	$ 199.0

We report accrued interest and penalties related to unrecognized tax benefit liabilities in income tax expense. For fiscal 2026, we recognized a net expense of $3.0 million of tax-related net interest and penalties, and had $29.1 million of accrued interest and penalties as of May 31, 2026. For fiscal 2025, we recognized a net expense of $2.7 million of tax-related net interest and penalties, and had $27.0 million of accrued interest and penalties as of May 25, 2025.

NOTE 16. COMMITMENTS AND CONTINGENCIES

As of May 31, 2026, we have issued guarantees with various terms of $164.4 million for the debt and other obligations of non-consolidated affiliates, mainly CPW. This amount represents the maximum potential obligation that would be required to pay under the guarantees. We have determined the likelihood of any significant amounts being paid under these guarantees to be remote. Off-balance sheet arrangements were not material as of May 31, 2026.

NOTE 17. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We operate in the packaged foods industry. Our operating segments are as follows: North America Retail, International, North America Pet, and North America Foodservice.

Our North America Retail operating segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, drug, dollar and discount chains, convenience stores, and e-commerce grocery providers. Our product categories in this business segment include ready-to-eat cereals, soup, meal kits, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, snack bars, fruit snacks, savory snacks, and a wide variety of organic products including ready-to-eat cereal, frozen vegetables, meal kits, fruit snacks and snack bars.

Our International operating segment consists of retail and foodservice businesses outside of the United States and Canada. Our product categories include super-premium ice cream and frozen desserts, meal kits, salty snacks, snack bars, dessert and baking mixes, shelf-stable vegetables, and pet food products. We also sell super-premium ice cream and frozen desserts directly to consumers through owned retail shops. Our International segment also includes products manufactured in the United States for export, mainly to Caribbean and Latin American markets, as well as products we manufacture for sale to our international joint ventures. Revenues from export activities are reported in the region or country where the end customer is located.

Our North America Pet operating segment includes pet food products sold primarily in the United States and Canada in national pet superstore chains, e-commerce retailers, grocery stores, regional pet store chains, mass merchandisers, and veterinary clinics and hospitals. Our product categories include dog and cat food (dry foods, wet foods, fresh foods, and treats) made with whole meats, fruits, vegetables and other high-quality natural ingredients. Our tailored pet product offerings address specific dietary, lifestyle, and life-stage needs and span different product types, diet types, breed sizes for dogs, life-stages, flavors, product functions, and textures and cuts for wet and fresh foods.

Our North America Foodservice segment consists of foodservice businesses in the United States and Canada. Our major product categories in our North America Foodservice operating segment are ready-to-eat cereals, snacks, frozen meals, unbaked and fully baked frozen dough products, baking mixes, and bakery flour. Many products we sell are branded to the consumer and nearly all are branded to our customers. We sell to distributors and operators in many customer channels including foodservice, vending, and supermarket bakeries.

Our CODM is the Chairman of the Board and Chief Executive Officer. The CODM predominantly uses segment operating profit in the annual planning process which includes segment operating profit performance targets. The CODM assesses progress against performance targets by comparing segment operating profit actual-to-plan variances on a monthly basis. The performance assessment completed by the CODM is used to determine whether resource allocations require adjustment and contributes to the determination of incentive compensation.

Operating profit for these segments excludes unallocated corporate items, gain or loss on divestitures, and restructuring, transformation, impairment, and other exit costs. Results from certain businesses managed by our Strategic Growth Office are included within corporate and other net sales and unallocated corporate items within operating profit. Unallocated corporate items also include corporate overhead expenses, variances to planned North American employee benefits and incentives, certain charitable contributions, restructuring initiative project-related costs, gains and losses on corporate investments, and other items that are not part of our measurement of segment operating performance. These include gains and losses arising from the revaluation of certain grain inventories and gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments. These items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by executive management. Under our supply chain organization, our manufacturing, warehouse, and distribution activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets and depreciation and amortization expenses are neither maintained nor available by operating segment.

Our operating segment results were as follows:

	Fiscal Year 2026				
In Millions	**North America Retail**	**International**	**North America Pet**	**North America Foodservice**	**Total**
Segment net sales	**$ 10,571.8**	**$ 3,043.8**	**$ 2,613.3**	**$ 2,169.5**	**$ 18,398.4**
Corporate and other net sales					**26.2**
Total net sales					**$ 18,424.6**
Cost of sales	**$ 6,793.2**	**$ 2,235.5**	**$ 1,568.6**	**$ 1,663.3**	
Selling, general, and administrative expenses	**1,589.6**	**619.6**	**545.9**	**173.2**	
Segment operating profit	**$ 2,189.0**	**$ 188.7**	**$ 498.8**	**$ 333.0**	**$ 3,209.5**
Unallocated corporate items					**402.3**
Divestitures gain, net					**(1,049.4)**
Restructuring, transformation, impairment, and other exit costs					**2,970.8**
Operating profit					**$ 885.8**

In Millions	Fiscal Year 2025 North America Retail	International	North America Pet	North America Foodservice	Total
Segment net sales	$ 11,907.0	$ 2,797.8	$ 2,470.8	$ 2,300.9	$ 19,476.5
Corporate and other net sales					10.1
Total net sales					$ 19,486.6
Cost of sales	$ 7,472.1	$ 2,110.6	$ 1,476.4	$ 1,772.9	
Selling, general, and administrative expenses	1,705.0	590.8	493.4	172.6	
Segment operating profit	$ 2,729.9	$ 96.4	$ 501.0	$ 355.4	$ 3,682.7
Unallocated corporate items					395.5
Divestiture gain					(95.9)
Restructuring, transformation, impairment, and other exit costs					78.3
Operating profit					$ 3,304.8

In Millions	Fiscal Year 2024 North America Retail	International	North America Pet	North America Foodservice	Total
Segment net sales	$ 12,473.4	$ 2,746.5	$ 2,375.8	$ 2,258.7	$ 19,854.4
Corporate and other net sales					2.8
Total net sales					$ 19,857.2
Cost of sales	$ 7,650.8	$ 2,073.4	$ 1,446.8	$ 1,781.9	
Selling, general, and administrative expenses	1,742.2	547.9	443.1	161.3	
Segment operating profit	$ 3,080.4	$ 125.2	$ 485.9	$ 315.5	$ 4,007.0
Unallocated corporate items					333.9
Restructuring, impairment, and other exit costs					241.4
Operating profit					$ 3,431.7

Net sales for our North America Retail operating units were as follows:

In Millions	Fiscal Year 2026	2025	2024
Big G Cereal & Canada (a)	**$ 3,153.4**	$ 4,311.8	$ 4,610.2
U.S. Snacks	**3,212.6**	3,356.3	3,538.9
U.S. Meals & Baking Solutions	**4,205.8**	4,238.9	4,324.3
Total	**$ 10,571.8**	$ 11,907.0	$ 12,473.4

(a) Upon completion of the United States yogurt business divestiture in fiscal 2026, the former U.S. Morning Foods and Canada operating units were combined into a new Big G Cereal & Canada operating unit. Prior period amounts have been recast to conform to the current period presentation. This did not result in a change to the composition of our reportable segments or information reviewed by our CODM.

Net sales by class of similar products were as follows:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Snacks	**$ 4,138.5**	$ 4,187.4	$ 4,327.3
Cereal	**3,089.7**	3,078.6	3,187.5
Convenient meals	**2,870.9**	2,816.1	2,906.5
Pet	**2,766.4**	2,585.8	2,382.7
Dough	**2,396.0**	2,384.2	2,423.6
Baking mixes and ingredients	**1,926.1**	1,940.2	1,996.0
Yogurt	**102.0**	1,391.6	1,482.5
Super-premium ice cream	**782.7**	721.6	728.7
Other	**352.3**	381.1	422.4
Total	**$ 18,424.6**	$ 19,486.6	$ 19,857.2

The following tables provide financial information by geographic area:

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Net sales:			
United States	**$ 14,704.7**	$ 15,780.4	$ 16,062.2
Non-United States	**3,719.9**	3,706.2	3,795.0
Total	**$ 18,424.6**	$ 19,486.6	$ 19,857.2

In Millions	**May 31, 2026**	**May 25, 2025**
Cash and cash equivalents:		
United States	**$ 46.2**	$ 47.8
Non-United States	**407.6**	316.1
Total	**$ 453.8**	$ 363.9

In Millions	**May 31, 2026**	**May 25, 2025**
Land, buildings, and equipment:		
United States	**$ 2,965.6**	$ 3,036.6
Non-United States	**477.8**	596.0
Total	**$ 3,443.4**	$ 3,632.6

Please see Note 3 for additional information on cash and cash equivalents and land, buildings, and equipment classified as held for sale as of May 31, 2026, and therefore excluded from the information above.

NOTE 18. SUPPLEMENTAL INFORMATION

The components of certain Consolidated Balance Sheets accounts are as follows:

In Millions	**May 31, 2026**	**May 25, 2025**
Receivables:		
Customers	**$ 1,679.9**	$ 1,829.1
Less allowance for doubtful accounts	**(33.1)**	(33.2)
Total	**$ 1,646.8**	$ 1,795.9

In Millions	May 31, 2026	May 25, 2025
Inventories:		
Finished goods	**$ 1,914.1**	$ 1,883.9
Raw materials and packaging	**488.2**	460.0
Grain	**101.9**	112.5
Excess of FIFO over LIFO cost (a)	**(586.3)**	(545.6)
Total	**$ 1,917.9**	$ 1,910.8

(a) Inventories of $1,278.3 million as of May 31, 2026, and $1,305.6 million as of May 25, 2025, were valued at LIFO. During fiscal 2026, LIFO inventory layers were reduced. Results of operations were not materially affected by these liquidations of LIFO inventory. The difference between replacement cost and the stated LIFO inventory value is not materially different from the reserve for the LIFO valuation method.

In Millions	May 31, 2026	May 25, 2025
Prepaid expenses and other current assets:		
Prepaid expenses	**$ 284.9**	$ 269.0
Other receivables	**243.2**	141.2
Derivative receivables	**53.4**	11.6
Miscellaneous	**18.3**	42.9
Total	**$ 599.8**	$ 464.7

In Millions	May 31, 2026	May 25, 2025
Land, buildings, and equipment:		
Equipment	**$ 6,971.3**	$ 6,722.2
Buildings	**2,528.1**	2,535.8
Construction in progress	**487.6**	598.1
Capitalized software	**470.2**	531.6
Land	**46.9**	50.4
Equipment under finance lease	**7.2**	7.3
Buildings under finance lease	**0.3**	0.3
Total land, buildings, and equipment	**10,511.6**	10,445.7
Less accumulated depreciation	**(7,068.2)**	(6,813.1)
Total	**$ 3,443.4**	$ 3,632.6

In Millions	May 31, 2026	May 25, 2025
Other assets:		
Right of use operating lease assets	**$ 384.8**	$ 399.1
Investments in and advances to joint ventures	**254.7**	431.9
Pension assets	**185.0**	144.7
Deferred income taxes	**—**	186.1
Miscellaneous	**291.2**	297.2
Total	**$ 1,115.7**	$ 1,459.0

In Millions	May 31, 2026	May 25, 2025
Other current liabilities:		
Accrued trade and consumer promotions	**$ 547.0**	$ 527.2
Accrued payroll	**284.3**	311.7
Accrued interest, including interest rate swaps	**128.6**	148.9
Current portion of operating lease liabilities	**102.0**	115.3
Restructuring, transformation, and other exit costs reserve	**49.9**	77.1
Accrued taxes	**49.8**	102.1
Dividends payable	**23.0**	22.9
Derivative payables	**15.1**	31.5
Miscellaneous	**273.1**	287.3
Total	**$ 1,472.8**	$ 1,624.0

In Millions	May 31, 2026	May 25, 2025
Other non-current liabilities:		
Accrued compensation and benefits, including obligations for underfunded other postretirement benefit and postemployment benefit plans	**$ 641.1**	$ 642.5
Non-current portion of operating lease liabilities	**300.4**	302.8
Accrued taxes	**157.9**	215.9
Miscellaneous	**80.8**	67.4
Total	**$ 1,180.2**	$ 1,228.6

Please see Note 3 for additional information on certain assets and liabilities classified as held for sale as of May 31, 2026.

Certain Consolidated Statements of (Loss) Earnings amounts are as follows:

	Fiscal Year		
In Millions	2026	2025	2024
Depreciation and amortization	**$ 555.2**	$ 539.0	$ 552.7
Research and development expense	**256.0**	256.6	257.8
Advertising and media expense (including production and communication costs)	**873.6**	847.5	824.6

The components of interest, net are as follows:

	Fiscal Year		
In Millions	2026	2025	2024
Interest expense	**$ 581.1**	$ 559.6	$ 509.4
Capitalized interest	**(11.5)**	(10.8)	(11.4)
Interest income	**(31.0)**	(24.6)	(18.8)
Interest, net	**$ 538.6**	$ 524.2	$ 479.2

NOTE 19. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for fiscal 2026 and fiscal 2025 follows:

In Millions, Except Per Share Amounts	First Quarter Fiscal Year		Second Quarter Fiscal Year		Third Quarter Fiscal Year		Fourth Quarter Fiscal Year	
	2026	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Net sales	**$ 4,517.5**	$ 4,848.1	**$ 4,860.8**	$ 5,240.1	**$ 4,436.7**	$ 4,842.2	**$ 4,609.6**	$ 4,556.2
Gross margin	**1,532.8**	1,688.8	**1,692.5**	1,931.1	**1,366.9**	1,639.1	**1,603.5**	1,474.0
Net earnings (loss) attributable to General Mills	**1,204.2**	579.9	**413.0**	795.7	**303.1**	625.6	**(2,007.9)**	294.0
EPS:								
Basic	**$ 2.22**	$ 1.03	**$ 0.78**	$ 1.43	**$ 0.57**	$ 1.14	**$ (3.74)**	$ 0.53
Diluted	**$ 2.22**	$ 1.03	**$ 0.78**	$ 1.42	**$ 0.56**	$ 1.12	**$ (3.74)**	$ 0.53

In the fourth quarter of fiscal 2026, we recorded a $1,500.0 million non-cash goodwill impairment charge related to our North America Pet reporting unit and $250.0 million of non-cash impairment charges related to our *Nudges* and *True Chews* brand intangible assets. Also, we recorded a $1,031.8 million non-cash pre-tax valuation loss related to the planned divestiture of our Brazil business. Additionally, we recorded $20.0 million of restructuring charges related to the multi-year organizational initiative to increase the competitiveness of our supply chain and $12.2 million of restructuring and transformation charges related to actions previously announced. In addition, after-tax loss from joint ventures was $17.6 million, primarily driven by our share of losses related to the sale of certain assets at CPW. We also recorded $14.8 million of transaction costs, primarily related to the definitive agreement to sell our Brazil business.

In the fourth quarter of fiscal 2025, we approved a multi-year global transformation initiative to drive increased productivity by enhancing end-to-end business processes and recorded $70.1 million of charges. We also recorded $17.4 million of restructuring charges related to actions previously announced. Additionally, we purchased the outstanding GMC Class A Interests from the third-party holder for $252.8 million, which reflected an original capital account balance of $242.3 million and $10.5 million primarily related to capital account appreciation. We also recorded $16.2 million of transaction costs, primarily related to the definitive agreement to sell our U.S. yogurt business, and $6.7 million of integration costs related to the fiscal 2025 acquisition of Whitebridge Pet Brands and the fiscal 2024 acquisition of a pet food business in Europe.

Glossary

AOCI. Accumulated other comprehensive income (loss).

Adjusted diluted EPS. Diluted EPS adjusted for certain items affecting year-to-year comparability.

Adjusted operating profit. Operating profit adjusted for certain items affecting year-to-year comparability.

Adjusted operating profit margin. Operating profit adjusted for certain items affecting year-to-year comparability, divided by net sales.

Constant currency. Financial results translated to United States dollars using constant foreign currency exchange rates based on the rates in effect for the comparable prior-year period. To present this information, current period results for entities reporting in currencies other than United States dollars are translated into United States dollars at the average exchange rates in effect during the corresponding period of the prior fiscal year, rather than the actual average exchange rates in effect during the current fiscal year. Therefore, the foreign currency impact is equal to current year results in local currencies multiplied by the change in the average foreign currency exchange rate between the current fiscal period and the corresponding period of the prior fiscal year.

Core working capital. Accounts receivable plus inventories less accounts payable, all as of the last day of our fiscal year.

Derivatives. Financial instruments such as futures, swaps, options, and forward contracts that we use to manage our risk arising from changes in commodity prices, interest rates, foreign exchange rates, and equity prices.

Earnings before interest, taxes, depreciation and amortization (EBITDA). The calculation of earnings before income taxes and after-tax earnings from joint ventures, net interest, depreciation and amortization.

Euribor. European Interbank Offered Rate.

Fair value hierarchy. For purposes of fair value measurement, we categorize assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3: Unobservable inputs reflecting management's assumptions about the inputs used in pricing the asset or liability.

Free cash flow. Net cash provided by operating activities less purchases of land, buildings, and equipment.

Free cash flow conversion rate. Free cash flow divided by our net earnings, including earnings attributable to noncontrolling interests adjusted for certain items affecting year-to-year comparability.

Generally accepted accounting principles (GAAP). Guidelines, procedures, and practices that we are required to use in recording and reporting accounting information in our financial statements.

Goodwill. The difference between the purchase price of acquired companies plus the fair value of any noncontrolling interests and the related fair values of net assets acquired.

Gross margin. Net sales less cost of sales.

Hedge accounting. Accounting for qualifying hedges that allows changes in a hedging instrument's fair value to offset corresponding changes in the hedged item in the same reporting period. Hedge accounting is permitted for certain hedging instruments and hedged items only if the hedging relationship is highly effective, and only prospectively from the date a hedging relationship is formally documented.

Holistic Margin Management (HMM). Company-wide initiative to use productivity savings, mix management, and price realization to offset input cost inflation, protect margins, and generate funds to reinvest in sales-generating activities.

Mark-to-market. The act of determining a value for financial instruments, commodity contracts, and related assets or liabilities based on the current market price for that item.

Net debt. Long-term debt, current portion of long-term debt, and notes payable, less cash and cash equivalents.

Net mark-to-market valuation of certain commodity positions. Realized and unrealized gains and losses on derivative contracts that will be allocated to segment operating profit when the exposure we are hedging affects earnings.

Net price realization. The impact of list and promoted price changes, net of trade and other price promotion costs.

Net realizable value. The estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Noncontrolling interests. Interests of consolidated subsidiaries held by third parties.

Notional principal amount. The principal amount on which fixed-rate or floating-rate interest payments are calculated.

OCI. Other comprehensive (loss) income.

Operating cash flow conversion rate. Net cash provided by operating activities, divided by net earnings, including earnings attributable to noncontrolling interests.

Organic net sales growth. Net sales growth adjusted for foreign currency translation, as well as acquisitions, divestitures, and a 53rd week impact, when applicable.

Project-related costs. Costs incurred related to our restructuring initiatives not included in restructuring charges.

Reporting unit. An operating segment or a business one level below an operating segment.

SOFR. Secured Overnight Financing Rate.

Strategic Revenue Management (SRM). A company-wide capability focused on generating sustainable benefits from net price realization and mix by identifying and executing against specific opportunities to apply tools including pricing, sizing, mix management, and promotion optimization across each of our businesses.

Supply chain input costs. Costs incurred to produce and deliver product, including costs for ingredients and conversion, inventory management, logistics, and warehousing.

Total debt. Notes payable and long-term debt, including current portion.

Translation adjustments. The impact of the conversion of our foreign affiliates' financial statements to United States dollars for the purpose of consolidating our financial statements.

Working capital. Current assets and current liabilities, all as of the last day of our fiscal year.

ITEM 9 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

ITEM 9A - Controls and Procedures

We, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the 1934 Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of May 31, 2026, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the 1934 Act is (1) recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the 1934 Act) during our fiscal quarter ended May 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of General Mills, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as

of May 31, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*.

Based on our assessment using the criteria set forth by COSO in *Internal Control – Integrated Framework (2013)*, management concluded that our internal control over financial reporting was effective as of May 31, 2026.

KPMG LLP, our independent registered public accounting firm, has issued a report on the effectiveness of the Company's internal control over financial reporting.

/s/ J. L. Harmening	/s/ K. A. Bruce
J. L. Harmening	K. A. Bruce
Chief Executive Officer	Chief Financial Officer

July 1, 2026

Our independent registered public accounting firm's attestation report on our internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" in Item 8 of this report.

ITEM 9B - Other Information

During the fiscal quarter ended May 31, 2026, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10 - Directors, Executive Officers and Corporate Governance

The information contained in the sections entitled "Proposal Number 1 - Election of Directors," "Shareholder Director Nominations," and "Delinquent Section 16(a) Reports" contained in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated herein by reference. The information regarding our insider trading policy set forth in the section entitled "Key Policies – Supplemental Information" contained in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated herein by reference.

Information regarding our executive officers is set forth in Item 1 of this report.

The information regarding our Audit Committee, including the members of the Audit Committee and audit committee financial experts, set forth in the section entitled "Board Committees and Their Functions" contained in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated herein by reference.

We have adopted a Code of Conduct applicable to all employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Conduct is available on our website at https://www.generalmills.com. We intend to post on our website any amendments to our Code of Conduct and any waivers from our Code of Conduct for principal officers.

ITEM 11 - Executive Compensation

The information contained in the sections entitled "Executive Compensation," "Director Compensation," and "Overseeing Risk Management" in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the section entitled "Ownership of General Mills Common Stock by Directors, Officers and Certain Beneficial Owners" in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides certain information as of May 31, 2026, with respect to our equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)		Weighted - Average Exercise Price of Outstanding Options, Warrants and Rights (2) (a)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (1)) (3)	
Equity compensation plans approved by security holders	19,004,328	(b)	$	59.00	25,872,524	(d)
Equity compensation plans not approved by security holders	70,928	(c)		—	—	
Total	19,075,256		$	59.00	25,872,524	

(a) Only includes the weighted-average exercise price of outstanding options, which have a weighted-average term of 4.4 years.

(b) Includes 13,331,527 stock options, 3,284,114 restricted stock units, 418,289 performance share units (assuming pay out for target performance), and 1,970,398 restricted stock units that have vested and been deferred.

(c) Includes 70,928 restricted stock units that have vested and been deferred. These awards were made in lieu of salary increases and certain other compensation and benefits. We granted these awards under our 1998 Employee Stock Plan, which provided for the issuance of stock options, restricted stock, and restricted stock units to attract and retain employees and to align their interest with those of shareholders. We discontinued the 1998 Employee Stock Plan in September 2003, and no future awards may be granted under that plan.

(d) Includes stock options, restricted stock, restricted stock units, shares of unrestricted stock, stock appreciation rights, and performance awards that we may award under our 2022 Stock Compensation Plan, which has 25,872,524 shares available for grant at May 31, 2026.

ITEM 13 - Certain Relationships and Related Transactions, and Director Independence

The information set forth in the section entitled “Board Independence and Related Person Transactions” contained in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 14 - Principal Accountant Fees and Services

The information contained in the section entitled “Independent Registered Public Accounting Firm Fees” in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

ITEM 15 – Exhibits and Financial Statement Schedules

1. **Financial Statements:**

The following financial statements are included in Item 8 of this report:

Consolidated Statements of (Loss) Earnings for the fiscal years ended May 31, 2026, May 25, 2025, and May 26, 2024.

Consolidated Statements of Comprehensive (Loss) Income for the fiscal years ended May 31, 2026, May 25, 2025, and May 26, 2024.

Consolidated Balance Sheets as of May 31, 2026, and May 25, 2025.

Consolidated Statements of Cash Flows for the fiscal years ended May 31, 2026, May 25, 2025, and May 26, 2024.

Consolidated Statements of Total Equity for the fiscal years ended May 31, 2026, May 25, 2025, and May 26, 2024.

Notes to Consolidated Financial Statements.

Report of Management Responsibilities.

Report of Independent Registered Public Accounting Firm. PCAOB ID: 185.

2. **Financial Statement Schedule:**

For the fiscal years ended May 31, 2026, May 25, 2025, and May 26, 2024:

II – Valuation and Qualifying Accounts

Exhibits:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed October 1, 2021).
3.2	By-laws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed January 27, 2026).
4.1	Indenture, dated as of February 1, 1996, between the Company and U.S. Bank National Association (f/k/a First Trust of Illinois, National Association) (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed February 6, 1996 (File no. 333-00745)).
4.2	First Supplemental Indenture, dated as of May 18, 2009, between the Company and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.2 to Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2009).
4.3	Description of the Company's registered securities.
10.1*	2001 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 29, 2010).
10.2*	2006 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 29, 2010).
10.3*	2011 Stock Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2015).
10.4*	2011 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2011).
10.5*	2016 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2016).
10.6*	Executive Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 28, 2010).
10.7*	Separation Pay and Benefits Program for Officers (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 23, 2020).
10.8*	Supplemental Savings Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.9*	Supplemental Retirement Plan (Grandfathered) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.10*	2005 Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.11*	Deferred Compensation Plan (Grandfathered) (incorporated herein by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 22, 2009).
10.12*	2005 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.13*	Supplemental Benefits Trust Agreement, amended and restated as of September 26, 1988, between the Company and Norwest Bank Minnesota, N.A. (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2011).

10.14* Supplemental Benefits Trust Agreement, dated September 26, 1988, between the Company and Norwest Bank Minnesota, N.A. (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2011).

10.15* Form of Performance Share Unit Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 27, 2023).

10.16* Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 27, 2023).

10.17* Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 27, 2023).

10.18* Deferred Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2017).

10.19* 2017 Stock Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2017).

10.20* Supplemental Retirement Plan I (Grandfathered) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).

10.21* Supplemental Retirement Plan I (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).

10.22* 2022 Stock Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 30, 2022).

10.23 Agreements, dated November 29, 1989, by and between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended May 28, 2000).

10.24 Protocol of Cereal Partners Worldwide, dated November 21, 1989, and Addendum No. 1 to Protocol, dated February 9, 1990, between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended May 27, 2001).

10.25 Addendum No. 2 to the Protocol of Cereal Partners Worldwide, dated March 16, 1993, between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended May 30, 2004).

10.26 Addendum No. 3 to the Protocol of Cereal Partners Worldwide, effective as of March 15, 1993, between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 28, 2000).

10.27+ Addendum No. 4, effective as August 1, 1998, and Addendum No. 5, effective as April 1, 2000, to the Protocol of Cereal Partners Worldwide between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2009).

10.28 Addendum No. 10 to the Protocol of Cereal Partners Worldwide, effective January 1, 2010, among the Company, Nestle S.A., and CPW S.A. (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2010).

10.29* Form of Performance Share Unit Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 25, 2024).

10.30* Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 25, 2024).

10.31* Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 25, 2024).

10.32* Forms of Equity Award Agreements (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 23, 2025).

10.33	Five-Year Credit Agreement, dated as of October 9, 2024, as amended, among the Company, the several financial institutions from time to time party to the agreement, and Bank of America, N.A., as Administrative Agent.
19.1	Insider trading policies of the Company (incorporated herein by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended May 26, 2024).
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Mandatory Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company's Annual report on Form 10-K for the fiscal year ended May 26, 2024).
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2026, formatted in Inline Extensible Business Reporting Language: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of (Loss) Earnings; (iii) the Consolidated Statements of Comprehensive (Loss) Income; (iv) the Consolidated Statements of Total Equity; (v) the Consolidated Statements of Cash Flows; (vi) the Notes to Consolidated Financial Statements; and (vii) Schedule II – Valuation and Qualifying Accounts.
104	Cover Page, formatted in Inline Extensible Business Reporting Language and contained in Exhibit 101.

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15 of Form 10-K.

\+ Confidential information has been omitted from the exhibit and filed separately with the SEC pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of certain instruments defining the rights of holders of our long-term debt are not filed and, in lieu thereof, we agree to furnish copies to the SEC upon request.

ITEM 16 - Form 10-K Summary

Not Applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL MILLS, INC.

Date:	July 1, 2026
By	/s/ Mark A. Pallot
Name:	Mark A. Pallot
Title:	Vice President, Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeffrey L Harmening Jeffrey L. Harmening	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)	July 1, 2026
/s/ Kofi A. Bruce Kofi A. Bruce	Chief Financial Officer (Principal Financial Officer)	July 1, 2026
/s/ Mark A. Pallot Mark A. Pallot	Vice President, Chief Accounting Officer (Principal Accounting Officer)	July 1, 2026
/s/ Joan Bottarini Joan Bottarini	Director	July 1, 2026
/s/ Benno O. Dorer Benno O. Dorer	Director	July 1, 2026
/s/ Maria G. Henry Maria G. Henry	Director	July 1, 2026
/s/ Jo Ann Jenkins Jo Ann Jenkins	Director	July 1, 2026
/s/ Elizabeth C. Lempres Elizabeth C. Lempres	Director	July 1, 2026
/s/ John G. Morikis John. G. Morikis	Director	July 1, 2026
/s/ Dana M. McNabb Dana M. McNabb	Chief Operating Officer and Director	July 1, 2026
/s/ Diane L. Neal Diane L. Neal	Director	July 1, 2026
/s/ Steve Odland Steve Odland	Director	July 1, 2026
/s/ Maria A. Sastre Maria A. Sastre	Director	July 1, 2026
/s/ Eric D. Sprunk Eric D. Sprunk	Director	July 1, 2026
/s/ Jorge A. Uribe Jorge A. Uribe	Director	July 1, 2026

General Mills, Inc. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

	Fiscal Year		
In Millions	**2026**	**2025**	**2024**
Allowance for doubtful accounts:			
Balance at beginning of year	**$ 33.2**	$ 25.0	$ 26.9
Additions charged to expense	**28.8**	36.6	27.6
Bad debt write-offs	**(28.3)**	(28.5)	(29.4)
Other adjustments and reclassifications (a)	**(0.6)**	0.1	(0.1)
Balance at end of year	**$ 33.1**	$ 33.2	$ 25.0
Valuation allowance for deferred tax assets:			
Balance at beginning of year	**$ 253.7**	$ 255.5	$ 259.2
Benefits to expense	**(32.4)**	(1.9)	(2.3)
Adjustments due to acquisitions, translation of amounts, and other	**(6.7)**	0.1	(1.4)
Balance at end of year	**$ 214.6**	$ 253.7	$ 255.5
Reserve for restructuring, transformation, and other exit charges:			
Balance at beginning of year	**$ 77.1**	$ 14.8	$ 47.7
Additions charged to expense, including translation amounts	**8.4**	70.1	0.1
Net amounts utilized for restructuring and transformation activities	**(35.6)**	(7.8)	(33.0)
Balance at end of year	**$ 49.9**	$ 77.1	$ 14.8
Reserve for LIFO valuation:			
Balance at beginning of year	**$ 545.6**	$ 541.1	$ 600.9
Increase	**40.7**	4.5	(59.8)
Balance at end of year	**$ 586.3**	$ 545.6	$ 541.1

(a) Includes a $1.1 million adjustment to reclassify a portion of the allowance for doubtful accounts as held for sale as of May 31, 2026. Please refer to Note 6 to the Consolidated Financial Statements in Item 8 of this report for additional information.

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Shareholder Information

Markets

New York Stock Exchange
Trading Symbol: GIS

Independent Auditor

KPMG LLP: (612) 305-5000

Investor Inquiries

General Investor Information:
(800) 245-5703

Jeff Siemon
Vice President, Investor Relations & Corporate Finance

Transfer Agent

Our transfer agent can assist you with a variety of services, including change of address or questions about dividend checks:

Broadridge Shareholder Services
(800) 670-4763
https://shareholder.broadridge.com/gis/

Holiday Gift Boxes

To order a General Mills holiday gift box, please visit GMIHolidayGiftBox.com, call us toll free at (888) 496-7809 or write to us including your name, address and phone number:

2026 General Mills Holiday Gift Box
Department 13912
P.O. Box 5018
Stacy, MN 55078-5018

Electronic Access to Proxy Statement and Annual Report

Shareholders are encouraged to enroll in the electronic delivery program. Please see the Investors section of GeneralMills.com, or go directly to the website, ICSDelivery.com/GIS and follow the instructions to enroll. If your General Mills shares are not registered in your name, contact your bank or broker to enroll in this program.

Notice of Annual Meeting

The annual meeting of shareholders will be held online at www.virtualshareholdermeeting.com/GIS2026 at 8:30 a.m., Central Daylight Time, Tuesday, September 29, 2026. Please refer to the Proxy Statement for information concerning the meeting.

General Mills Direct Stock Purchase Plan

This plan provides a convenient and economical way to invest in General Mills stock without paying brokerage commissions and other fees on your purchases and reinvestments. For more information, go to the Investors section of GeneralMills.com.

Total Return to Shareholders

Return on $100 invested on May 30, 2021; stock price appreciation plus reinvested dividends.



5 Year TSR
Total Return Index
250
200
150
100
50
0
May 21
May 22
May 23
May 24
May 25
May 26
General Mills
S&P 500
S&P 500 Packaged Foods & Meats

General Mills Board of Directors

As of August 13, 2026

Joan L. Bottarini
Executive Vice President and Chief Financial Officer of Hyatt Hotels Corporation

Benno O. Dorer
Former Chairman and Chief Executive Officer of The Clorox Company

Jeffrey L. Harmening
Chairman and Chief Executive Officer of General Mills, Inc.

Maria G. Henry
Former Chief Financial Officer of Kimberly-Clark Corporation

Jo Ann Jenkins
Former Chief Executive Officer of AARP, Inc.

Elizabeth C. Lempres
Former Senior Partner at McKinsey & Company

Dana M. McNabb
Chief Operating Officer of General Mills, Inc.

John G. Morikis
Former Executive Chairman and Chief Executive Officer of Sherwin-Williams

Diane L. Neal
Former Chief Executive Officer of Sur la Table, Inc.

Steve Odland
President and Chief Executive Officer of The Conference Board

Maria A. Sastre
Former President and Chief Operating Officer of Signature Flight Support Corporation

Eric D. Sprunk
Former Chief Operating Officer of NIKE, Inc.

Jorge A. Uribe
Former Global Productivity and Organization Transformation Officer of The Procter & Gamble Company

General Mills